               As filed with Securities and Exchange Commission on

                                  March 6, 2000
                                           Registration No. 333-89409

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                    FORM S-6

                      PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------
                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                              (Exact Name of Trust)

                       NEW ENGLAND LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               501 Boylston Street
                           Boston, Massachusetts 02117
              (Address of depositor's principal executive offices)
                            -------------------------
                                 MARIE C. SWIFT
                                     Counsel
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02117
                     (Name and address of agent for service)

                                   Copies to:
                                 STEPHEN E. ROTH
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                            -------------------------

Title of Securities Being Registered: Flexible Premium Adjustable Variable Survivorship Life Insurance Policies

       As soon as practicable after the effective date of this
                       Registration Statement
             (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                       REGISTRATION STATEMENT ON FORM S-6

                              CROSS-REFERENCE SHEET

FORM N-8B-2
ITEM NO.          CAPTION IN PROSPECTUS
-----------       ---------------------

 1                Cover Page
 2                Cover Page
 3                Inapplicable
 4                NELICO's Distribution Agreement
 5                NELICO
 6                The Variable Account
 9                Inapplicable
10(a)             Other Policy Features
10(b)             Policy Values and Benefits
10(c),(d),(e)     Death Benefit; Cash Value; 24 Months
                  Conversion Right; Lapse and Reinstatement; Surrender;
                  Partial Surrender; Right to Return the Policy; Loan
                  Provision; Transfer Option; Premiums; Dollar Cost
                  Averaging; Asset Rebalancing
10(f),(g),(h)     Voting Rights; Rights Reserved by NELICO;
10(i)             Limits to NELICO's Right to Challenge the Policy; Payment of
                  Proceeds; Investment Options
11                The Variable Account
12                Investments of the Variable Account; NELICO's
                  Distribution Agreement
13                Charges and Expenses; NELICO's Distribution Agreement;
                  NELICO's Income Taxes; Appendix A
14                Amount Provided for Investment Under the Policy; NELICO's
                  Distribution Agreement
15                Premiums
16                Investments of the Variable Account
17                Captions referenced under Items 10(c), (d), (e) and (i) above
18                The Variable Account; Net Investment Experience
19                Reports; NELICO's Distribution Agreement
20                Captions referenced under Items 6 and 10(g) above
21                Loan Provision
22                Inapplicable
23                Inapplicable
24                Limits to NELICO's Right to Challenge the Policy
25                NELICO
26                NELICO's Distribution Agreement

FORM N-8B-2
ITEM NO.          CAPTION IN PROSPECTUS
-----------       ---------------------

27                NELICO
28                Management
29                NELICO
30                Inapplicable
31                Inapplicable
32                Inapplicable
33                Inapplicable
34                NELICO's Distribution Agreement
35                NELICO
36                Inapplicable
37                Inapplicable
38                NELICO's Distribution Agreement
39                NELICO's Distribution Agreement
40                NELICO's Distribution Agreement
41(a)             NELICO's Distribution Agreement
42                Inapplicable
43                Inapplicable
44(a)             Investments of the Variable Account; Amount Provided for
                  Investment Under the Policy;
                  Deductions from Premiums; Flexible Premiums
44(b)             Charges and Expenses
44(c)             Flexible Premiums; Deductions from Premiums
45                Inapplicable
46                Investments of the Variable Account; Captions referenced under
                  Items 10(c), (d) and
                  (e) above
47                Inapplicable
48                Inapplicable
49                Inapplicable
50                Inapplicable
51                Cover Page; Death Benefit; Lapse and Reinstatement; Charges
                  and Expenses; Additional
                  Benefits by Rider; 24 Months Conversion Right; Payment
                  Options; Policy Owner and
                  Beneficiary; Premiums; NELICO's Distribution Agreement
52                Rights Reserved by NELICO
53                Tax Considerations
54                Inapplicable
55                Inapplicable
59                Financial Statements

                         ZENITH SURVIVORSHIP LIFE PLUS


                          Flexible Premium Adjustable
                 Variable Survivorship Life Insurance Policies
                                   Issued by
                 New England Variable Life Separate Account of
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                 (617) 578-2000

This prospectus offers individual flexible premium adjustable variable survivorship life insurance policies (the "Policies") issued by New England Life Insurance Company ("NELICO").

The Policy provides premium flexibility and a death benefit that is payable at the death of the second to die. In some cases you can choose a rider that provides a death benefit guarantee as long as your total premiums paid meet certain minimum requirements.

You may choose among five death benefit options. Three provide a fixed death benefit equal to the Policy's face amount. Two provide a death benefit that may vary daily with the investment experience of the Eligible Funds. Cash value allocated to the Eligible Funds is not guaranteed, and fluctuates daily with the investment results of the Eligible Funds.

You allocate net premiums among the investment sub-accounts of NELICO's Variable Life Separate Account (the "Variable Account"). Each sub-account of the Variable Account invests in shares of an Eligible Fund. The Eligible Funds are:

NEW ENGLAND ZENITH FUND

Back Bay Advisors Bond Income Series
Back Bay Advisors Managed Series
Back Bay Advisors Money Market Series
Capital Growth Series
Westpeak Growth and Income Series
Westpeak Stock Index Series
Loomis Sayles Balanced Series
Loomis Sayles Small Cap Series
Alger Equity Growth Series
Davis Venture Value Series
Goldman Sachs Midcap Value Series
Morgan Stanley International Magnum Equity Series
MFS Investors Series
MFS Research Managers Series
VARIABLE INSURANCE PRODUCTS FUND ("VIP")
Overseas Portfolio
Equity-Income Portfolio
High Income Portfolio
VARIABLE INSURANCE PRODUCTS FUND II ("VIP II")
Asset Manager Portfolio

You may also allocate net premiums to a Fixed Account in most states. Limits apply to transfers to and from the Fixed Account.

You may cancel the Policy during the "Right to Return the Policy" period. In addition, replacing existing insurance with the Policy might not be to your advantage.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE POLICIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


                                 MARCH   , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
GLOSSARY....................................................    A-4
INTRODUCTION TO THE POLICIES................................    A-5
    The Policies............................................    A-5
    Availability of the Policy..............................    A-6
    Policy Charges..........................................    A-6
    How the Policy Works....................................    A-7
    Receipt of Communications and Payments at NELICO's Home
     Office.................................................    A-8
    NELICO..................................................    A-8
POLICY VALUES AND BENEFITS..................................    A-9
    Death Benefit...........................................    A-9
    Guaranteed Death Benefit Rider..........................   A-10
    Expanded Death Benefit Rider............................   A-10
    Change in Death Benefit Option..........................   A-11
    Death Proceeds Payable..................................   A-11
    Cash Value..............................................   A-11
    Net Investment Experience...............................   A-12
    Allocation of Net Premiums..............................   A-12
    Amount Provided for Investment under the Policy.........   A-12
    Right to Return the Policy..............................   A-13
CHARGES AND EXPENSES........................................   A-13
    Deductions from Premiums................................   A-13
    Surrender Charge........................................   A-14
    Monthly Deduction from Cash Value.......................   A-15
    Charges Against the Eligible Funds......................   A-17
    Group or Sponsored Arrangements.........................   A-18
PREMIUMS....................................................   A-18
    Flexible Premiums.......................................   A-18
    Lapse and Reinstatement.................................   A-19
OTHER POLICY FEATURES.......................................   A-20
    Loan Provision..........................................   A-20
    Surrender...............................................   A-20
    Partial Surrender.......................................   A-20
    Reduction in Face Amount................................   A-21
    Investment Options......................................   A-21
    Transfer Option.........................................   A-22
    Dollar Cost Averaging...................................   A-22
    Asset Rebalancing.......................................   A-22
    Payment of Proceeds.....................................   A-23
    24 Months Conversion Right..............................   A-23
    Policy Split Rider......................................   A-24
    Payment Options.........................................   A-24
    Additional Benefits by Rider............................   A-24
    Policy Owner and Beneficiary............................   A-25
THE VARIABLE ACCOUNT........................................   A-25
    Investments of the Variable Account.....................   A-26
    Investment Management...................................   A-27
THE FIXED ACCOUNT...........................................   A-28
    General Description.....................................   A-28
    Values and Benefits.....................................   A-28
    Policy Transactions.....................................   A-28

                                                              PAGE
                                                              -----
NELICO'S DISTRIBUTION AGREEMENT.............................   A-29
LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY............   A-29
    Notification of First Death.............................   A-29
    Misstatement of Age or Sex..............................   A-30
    Suicide.................................................   A-30
TAX CONSIDERATIONS..........................................   A-30
    Introduction............................................   A-30
    Tax Status of the Policy................................   A-30
    Tax Treatment of Policy Benefits........................   A-31
    NELICO's Income Taxes...................................   A-33
MANAGEMENT..................................................   A-33
VOTING RIGHTS...............................................   A-35
RIGHTS RESERVED BY NELICO...................................   A-35
TOLL-FREE NUMBERS...........................................   A-36
REPORTS.....................................................   A-36
ADVERTISING PRACTICES.......................................   A-36
LEGAL MATTERS...............................................   A-37
REGISTRATION STATEMENT......................................   A-37
EXPERTS.....................................................   A-37
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
  NET CASH VALUES AND ACCUMULATED SCHEDULED PREMIUMS........   A-38
APPENDIX B: INVESTMENT EXPERIENCE INFORMATION...............   A-43
APPENDIX C: LONG TERM MARKET TRENDS.........................   A-58
APPENDIX D: USES OF SURVIVORSHIP LIFE INSURANCE.............   A-59
APPENDIX E: TAX INFORMATION.................................   A-60
APPENDIX F: CASH VALUE ACCUMULATION TEST AND GUIDELINE
  PREMIUM TEST..............................................   A-61
FINANCIAL STATEMENTS........................................   AA-1

                                    GLOSSARY

ACCOUNT.  A sub-account of the Variable Account or the Fixed Account.

AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

BENCHMARK PREMIUM. We use the Benchmark Premium to determine the amount of Surrender Charge that may apply on a surrender, partial surrender, lapse or face amount reduction. It is the same as the Target Premium for the base Policy only and does not include amounts which riders contribute to the Policy's total Target Premium.

CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding policy loan, the amount of its cash value held in our general account as a result of the loan.

EXCESS POLICY LOAN. When Policy loans plus accrued interest exceed the Policy's cash value less the applicable Surrender Charge.

FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

INVESTMENT START DATE. This is the latest of the date we receive a premium payment for the Policy, the date each of the insureds has signed his/her Part II of the Policy application and the Policy Date.

NET CASH VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any applicable Surrender Charge and by any outstanding Policy loan and accrued interest.

NET INVESTMENT EXPERIENCE. For any period, a sub-account's net investment experience equals the investment experience of the underlying Eligible Fund's shares for the same period, reduced by the amount of charges against the sub-account for that period.

PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium can be a fixed amount or can vary over time and is subject to certain limits under the Policy. Payments in addition to any Planned Premium are called unscheduled payments in the Policy and can be paid at any time, subject to certain limits.

PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

POLICY DATE. If you make a premium payment with the application, the Policy Date is generally the later of the date each of the insureds has signed his/her
Part II of the application and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, we issue the Policy with a Policy Date which is generally five days after issue.

TARGET PREMIUM. We use the Target Premium to determine the level of sales charge that applies to your premium payments, and also sales commissions. The Target Premium varies with (i) each $1,000 of face amount, (ii) the sex and underwriting class of each insured and their average issue age, and (iii) certain riders. The dollar amount of your Target Premium appears in Section 1 of your Policy as the amount to which the maximum premium load applies.

YOU.  "You" refers to the Policy Owner.

                          INTRODUCTION TO THE POLICIES

THE POLICIES

The Policies are designed to provide lifetime insurance coverage for two insureds payable at the death of the second to die. They are not offered primarily as an investment.

Here is a summary of the Policy's basic features. You should read the prospectus for more complete information.

    -- You can make premium payments under the Policy based on a schedule you determine, subject to some limits. We can limit or prohibit unscheduled payments in some situations, including cases where an insured is in a substandard risk class. (See "Premiums".)

    -- You can allocate net premiums to one or more of the sub-accounts of the Variable Account corresponding to mutual fund portfolios, in some cases after an initial period in the Zenith Money Market Sub-Account. (See "Allocation of Net Premiums" and "Investment Options".)

    -- The mutual fund portfolios available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, two bond funds, two managed funds, a balanced fund, and a money market fund. You may allocate your Policy's cash value to a maximum of nine accounts (including the Fixed Account) at any one time. (See "Investments of the Variable Account".)

    -- If the Fixed Account is available in your state, you may also allocate funds to that account. We provide guarantees of Fixed Account principal and Interest. SPECIAL LIMITS APPLY TO TRANSFERS OF CASH VALUE FROM THE FIXED ACCOUNT. We have the right to restrict transfers of cash value and allocations of premiums into the Fixed Account. (See "The Fixed Account".)

    -- The cash value of the Policy will vary daily based on the net investment experience of your Policy's sub-accounts and the amount of interest credited to your Policy's cash value in the Fixed Account. (See "Cash Value", "Charges and Expenses", "Premiums", "Loan Provision" and "Partial Surrender".)

    -- The portion of the cash value in the sub-accounts is not guaranteed. You bear the investment risk on this portion of the cash value. (See "Cash Value".)

    -- You may choose among five death benefit options under the Policy. The three level options provide a death benefit equal to the Policy's face amount. The two variable options provide a death benefit equal to the face amount plus any cash value, which varies with the net investment experience of your Policy's sub-accounts and the rate of interest credited on your cash value in the Fixed Account. The death benefit under each option could increase to satisfy tax law requirements if the cash value reaches certain levels. One of the level and one of the variable options provide for an enhanced increase. (See "Death Benefit".)

    -- If it is available to you and you elect the Guaranteed Death Benefit Rider, then regardless of investment experience, the death benefit is guaranteed not to be less than the Policy's face amount, as long as the total amount of premiums paid less any partial surrenders and outstanding Policy loan balance at least equals certain minimum amounts. (See "Death Benefit" and "Minimum Guaranteed Death Benefit".)

    -- You may change your allocation of future net premiums at any time. (See "Allocation of Net Premiums" and "Investment Options".)

    -- Once we mail the confirmation of the first premium (in some states, 15 days after that) the Policy allows you to transfer cash value among the sub-accounts and, generally, to the Fixed Account up to four times in a Policy year (twelve times in a Policy year for Policies issued in New
        York) without our consent. Currently we do not limit the number of sub-account transfers you may make in a Policy year. Transfers and allocations involving the Fixed Account are subject to some limits. (See "Transfer Option" and "The Fixed Account-- Policy Transactions".)

    -- A loan privilege and a partial surrender feature are available. (See "Loan Provision" and "Partial Surrender".)

    -- Death benefits paid to the beneficiary generally are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to you. (See "Tax Considerations".)

    -- Loans, assignments and other pre-death distributions may have tax consequences depending primarily on the amount which you have paid into the Policy but also on any "material change" in the terms or benefits of the Policy or any death benefit reduction. If premium payments, a death benefit reduction, or a material change cause the Policy to become a "modified endowment contract", then pre-death distributions (including loans) will be included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age
        59 1/2. Tax considerations may therefore influence the amount and timing of premium payments and certain Policy transactions which you choose to make. (See "Tax Considerations".)

    -- If the Policy is not a modified endowment contract, we believe that loans under the Policy should generally not be taxable to you as long as the Policy has not lapsed, been surrendered or terminated. (However, the issue is not free from doubt and a tax adviser should be consulted about such loans.) With some exceptions, other pre-death distributions under a Policy that is not a modified endowment contract are includible in income only to the extent they exceed your investment in the Policy. (See "Tax Considerations".)

    -- During the "Right to Return the Policy" period you can return the Policy for a refund. In some states we are required to refund premiums paid; in other states, we refund an amount that reflects investment experience and certain charges. (See "Right to Return the Policy".)

    -- Within 24 months after a Policy's date of issue, you may exercise the Policy's 24 Months Conversion Right. If you do, we allocate all or part of your Policy's cash value and future premiums to the Fixed Account. The purpose of the 24 Months Conversion Right is to offer you fixed Policy values and benefits. (See "24 Months Conversion Right" for more information on this provision and its variations under Policies issued in Maryland and New Jersey.)

In many respects the Policies are similar to fixed-benefit survivorship universal life insurance. Like survivorship universal life insurance, the Policies provide for a death benefit upon the death of the second insured, flexible premiums, a cash value, and loan privileges.

The Policies are different from fixed-benefit survivorship universal life insurance in that the death benefit may, and the cash value will, vary to reflect the investment experience of the selected sub-accounts.

The Policies are designed to provide insurance protection. Although the underlying mutual fund portfolios invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

    -- The Policy provides a death benefit based on our assumption of an actuarially calculated risk.

    -- If the net cash value is not sufficient to pay a Monthly Deduction the Policy may lapse with no value unless you pay additional premiums. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

    -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from the premiums and values of the Policy. These charges include various insurance, risk, administrative and premium tax charges. (See "Charges and Expenses".)

    --  The Variable Account, not the Policy Owner, owns the mutual fund shares.

    -- Federal income tax liability on any earnings is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another do not incur tax liability under current law.

    --  Dividends and capital gains are automatically reinvested.

For a discussion of some of the uses of the Policies, see "Appendix D: Uses of Survivorship Life Insurance".

AVAILABILITY OF THE POLICY

The Policies are available for insureds from the age of 20 to 85, and, if we consent, to older or younger insureds. All persons must meet our underwriting and other requirements. The minimum face amount available is $100,000 unless we consent to a lower amount. The Policies are not available to employee benefit plans qualified under Section 401 of the Internal Revenue Code, except with our consent.


We offer other variable life insurance policies, with different fees and charges, that invest in the Eligible Funds. Your registered representative has additional information.


POLICY CHARGES

For a description of Policy charges, see "How the Policy Works" on the next page and the section "Charges and Expenses" later in the prospectus.

HOW THE POLICY WORKS   [HOW THE POLICY WORKS FLOW CHART]
PREMIUM PAYMENTS
-Flexible
-Planned premium options
-Minimum premium (in first three Policy years)
-Guaranteed Death Benefit Premium (to age 100 of younger insured) (a rider benefit that is available only if you choose death benefit Option 4; not available if you choose "Outside Term")
CHARGES FROM PREMIUM PAYMENTS
-Sales Load:
 - yr. 1: 26.5% up to Target Premium and 4% above Target
 - yrs. 2-10: 11.5% (9% if face amount is at least $1 million) up to Target Premium and 4% above Target
 - yrs. 11+: 4% of premiums
-State Premium Tax Charge: 2.5%
-Charge for Federal Taxes: 1%
LOANS
-After we mail the initial premium confirmation, you may borrow a portion of your cash value
-Loan interest charge is 4.35%. We transfer loaned funds out of the Eligible Funds into the General Account where we credit them with 4.0% interest. RETIREMENT BENEFIT
-Fixed settlement options are available for policy proceeds


CASH VALUES
-Net premium payments invested in your choice of Eligible Fund investments (generally after an initial period during which net investment experience equal to that of the Zenith Money Market Sub-Account may be credited) or the Fixed Account
-The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy
-We do not guarantee the cash value invested in the Eligible Funds
-Any earnings you accumulate are generally free of any current income taxes
-You may change the allocation of future net premiums at any time. You may currently transfer funds among investment options (and to the Fixed Account) once we mail the initial premium confirmation (in some states, 15 days after that). Currently we do not limit the number of sub-account transfers you can make in a Policy year. We limit the timing, frequency and amount of transfers from (and in some cases to) the Fixed Account
-You may allocate your cash value among a maximum of nine accounts at any one time
DEATH BENEFIT
-Paid upon the 2nd death
-Level or Variable Death Benefit Options apply until age 100 of the younger insured
-Guaranteed not to be less than face amount (less any loan balance) if Guaranteed Death Benefit rider is in effect (available in certain circumstances) -Income tax free to named beneficiary
-Death benefit will not be less than that required by federal tax law, using tax law test you select (guideline premium or cash value accumulation).
-If you add Survivorship Level Term Insurance coverage, you elect whether to include it in the calculation of the base Policy death benefit or simply add the term proceeds to the base Policy proceeds.
-Death benefit on or after age 100 of the younger insured equals the cash value, unless the Policy has an Expanded Death Benefit rider, or a Guaranteed Death Benefit rider that was in effect at age 100 of the younger insured.
DAILY DEDUCTIONS FROM ASSETS
-Investment advisory fees and other expenses are deducted from the Eligible Fund values
BEGINNING OF MONTH CHARGES
-We deduct the cost of insurance protection (reflecting any rated classification) from the cash value each month
-Any Rider Charges
-Policy Fee: Currently $10.50 (not to exceed $12.50) per month in years 1-3 and $3.50 (not to exceed $5.50) per month thereafter
-Mortality and Expense Risk Charge at an annual rate of .90% in the first 10 Policy years and .45% thereafter (applied against cash value in the Variable Account and any cash value in the general account that represents a Policy loan) -Administrative Charge: Currently $0.07 per $1000 of face amount (base Policy and Survivorship Level Term Insurance) monthly (not to exceed $0.08 per $1000) in first three Policy years; $0.05 per $1000 (not to exceed $0.06 per $1000) thereafter ( if face amount is $1 million or more, $0.025 per $1000, not to exceed $0.035 per $1000, thereafter). If either insured is in a class below standard, we add $0.02 per $1000 to the current and guaranteed charges, in years four through six (if only one insured is below standard), or years four through nine (if both insureds are below standard).
-Guaranteed Death Benefit Rider Charge (if rider selected): $.01 per $1000 of face amount (base Policy and any joint or single life term rider) monthly. SURRENDER CHARGE
-Applies on lapse, surrender, face reduction or partial surrender that causes a face reduction in the first 15 Policy years (or until age 100 of younger insured, if earlier). Maximum charge occurs in first Policy year and equals 90% of the lesser of: premiums paid and Benchmark Premium. (Percentage is lower for insureds with average issue age above 52.) Charge reduces monthly over remainder of surrender charge period.
LIVING BENEFITS
-If policyholder has elected and qualified for benefits for disability of covered insured who becomes totally disabled, we will provide specified premium amounts or waive monthly charges, depending on the option selected, during the period of disability up to certain limits
-You may surrender the Policy at any time for its cash surrender value
-Deferred income taxes, including taxes on amounts borrowed,become payable upon surrender
-Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value
-Subject to our rules, you may reinstate a lapsed Policy within seven years of date of lapse if it has not been surrendered

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NELICO'S HOME OFFICE

We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open.

NELICO


NELICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. Originally, NELICO was a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual"). On August 30, 1996, New England Mutual merged into Metropolitan Life Insurance Company ("MetLife"), a mutual life insurance company whose principal office is One Madison Avenue, New York, NY 10010. MetLife then became the parent of NELICO. In connection with the merger, NELICO changed its name from "New England Variable Life Insurance Company" to "New England Life Insurance Company", and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. NELICO's Home Office is now at 501 Boylston Street, Boston, Massachusetts 02116. NELICO's mailing address is: P.O. Box 9116, Boston, Massachusetts 02117.


The following chart illustrates the relationship of NELICO, the Fixed Account, the Variable Account and the Eligible Funds.

NELICO                        [NELICO FLOW CHART]
(Insurance company subsidiary of MetLife)
We deduct charges.
We allocate net premiums and net unscheduled payments to your choice of sub-accounts in the Variable Account or to the Fixed Account.

Premiums and Unscheduled Payments
Fixed Account

VARIABLE ACCOUNT
Zenith Capital Growth Sub-Account
Zenith Bond Income Sub-Account
Zenith Money Market Sub-Account
Zenith Managed Sub-Account
Zenith Stock Index Sub-Account
Zenith Growth and Income Sub-Account
Zenith Small Cap Sub-Account
Zenith Balanced Sub-Account
Zenith Equity Growth Sub-Account
Zenith Venture Value Sub-Account
Zenith Midcap Value Sub-Account
Zenith International Magnum Equity Sub-Account
Zenith Investors Sub-Account
Zenith Research Managers Sub-Account
Equity-Income Sub-Account
Overseas Sub-Account
High Income Sub-Account
Asset Manager Sub-Account

Sub-accounts buy shares of the Eligible Funds.

NEW ENGLAND ZENITH FUND
Capital Growth Series
Back Bay Advisors Bond Income Series
Back Bay Advisors Money Market Series
Back Bay Advisors Managed Series
Westpeak Stock Index Series
Westpeak Growth and Income Series
Loomis Sayles Small Cap Series
Loomis Sayles Balanced Series
Alger Equity Growth Series
Davis Venture Value Series
Goldman Sachs Midcap Value Series
Morgan Stanley International Magnum Equity Series
MFS Investors Series
MFS Research Managers Series

VIP
Equity-Income Portfolio
Overseas Portfolio
High Income Portfolio

VIP II
Asset Manager Portfolio

Eligible Funds buy portfolio investments to support values and benefits of the Policies.

                           POLICY VALUES AND BENEFITS

DEATH BENEFIT

The death benefit is payable to the beneficiary at the death of the second insured to die.

CHOICE OF TAX TEST. The Internal Revenue Code requires that the Policy's death benefit (including any Survivorship Level Term Insurance rider) not be less than certain amounts defined in the Code. When you apply for your Policy, you select which tax law test will apply to the death benefit. You will choose between: (1) the cash value accumulation test, and (2) the guideline premium test.

Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value (plus the portion of any Monthly Deduction to the date of death), times the net single premium factor set by the Internal Revenue Code. The net single premium factors are shown in the Policy based on the age of the younger insured at the start of the Policy year. Net single premium factors vary based on each insured's sex, underwriting class and age at issue, and the Policy year. Sample net single premium factors appear in Appendix F.

If you select the guideline premium test, one of two death benefit "corridors" will apply.

Under the basic IRS GUIDELINE PREMIUM TEST, the death benefit will not be less than the cash value (plus the portion of any Monthly Deduction to the date of death), times the corridor factor set by the Internal Revenue Code. The corridor factors vary by and are shown based on the age of the younger insured at the start of the Policy year. See Appendix F.

Under the GUIDELINE PREMIUM TEST WITH ENHANCED CORRIDOR, the death benefit will not be less than the cash value (plus the portion of any Monthly Deduction to the date of death), times a corridor factor. Until age 81 of the younger insured, these corridor factors are the same as under the basic guideline premium test. Beginning at age 81 of the younger insured, until age 100 of that insured, we use an enhanced corridor factor. The enhanced corridor is greater than under the basic IRS guideline premium test, resulting in a potentially larger death benefit than required by tax law. See Appendix F.

DEATH BENEFIT OPTIONS--TO AGE 100. When you apply for a Policy you select among five death benefit options. These options apply until age 100 of the younger insured.

The OPTION 1 death benefit equals the greater of the FACE AMOUNT and the death benefit required by the GUIDELINE PREMIUM TEST WITH THE ENHANCED CORRIDOR.

The OPTION 2 death benefit equals the greater of the FACE AMOUNT and the death benefit required by the GUIDELINE PREMIUM TEST.

The OPTION 3 death benefit equals the greater of the FACE AMOUNT PLUS THE CASH VALUE, and the death benefit required by the GUIDELINE PREMIUM TEST WITH THE ENHANCED CORRIDOR.

The OPTION 4 death benefit equals the greater of the FACE AMOUNT and the death benefit required by the CASH VALUE ACCUMULATION TEST.

The OPTION 5 death benefit equals the greater of the FACE AMOUNT PLUS THE CASH VALUE, and the death benefit required by the CASH VALUE ACCUMULATION TEST.

THE GUARANTEED DEATH BENEFIT RIDER IS ONLY AVAILABLE IF YOU SELECT OPTION 4. (SEE "GUARANTEED DEATH BENEFIT RIDER" BELOW.)

TERM RIDER "IN" OR "OUT". If you add a Survivorship Level Term Insurance Rider to your Policy, you can have the face amount of the rider added to the face amount of the base Policy for purposes of calculating the base Policy death benefit under your chosen death benefit option. If you do not choose to do this, then the face amount of the rider will simply be added to the Policy proceeds. If you include the rider coverage in the calculation of the death benefit ("Inside Term"), the Policy may provide greater potential for the cash value to grow relative to the death benefit. If you do not include the rider coverage in the calculation of the death benefit ("Outside Term"), the Policy may provide greater potential for the death benefit to grow relative to the cash value.

With our consent, you may change your choice at any time. However, to change from Inside Term to Outside Term, we require satisfactory evidence of insurability.

To have both the Guaranteed Death Benefit Rider and the Survivorship Level Term Insurance Rider, you must elect "Inside Term". See "Guaranteed Death Benefit Rider" below.

AGE 100. If the death benefit is payable on or after age 100 of the younger insured, it equals the cash value on the date of death. However, if at age 100 of the younger insured, the Policy has a Guaranteed Death Benefit Rider and that benefit is in effect, the death benefit will equal the face amount if it exceeds the cash value. In addition, if the Policy has an Expanded Death Benefit Rider, the death benefit will equal the smallest face amount that was in effect since age 80 of the younger insured (or since the Policy Date if the younger insured was older than 80 on that date), if this amount is greater than the death benefit that would otherwise be payable.

GUARANTEED DEATH BENEFIT RIDER

Subject to state availability, if you choose death benefit Option 4, you may also choose at issue the Guaranteed Death Benefit Rider. (If you elect a Survivorship Level Term Insurance Rider, you must elect "Inside Term" in order to choose or keep the Guaranteed Death Benefit Rider.)

If you elect this benefit, we determine whether the "No Lapse Guarantee Benefit" is in effect on the first day of each Policy month until the younger insured reaches age 100. If the benefit is in effect, the Policy will not lapse even if the net cash value is less than the Monthly Deduction for that month.

We determine if the benefit is in effect as follows. On the first day of a Policy month, if the total premiums you have paid, less all partial surrenders, less any Policy loan balance, and less any cash value paid to you to allow the Policy to continue to qualify as life insurance under the tax law, are at least equal to: the Guaranteed Death Benefit Fund value for the prior year (shown in the rider), plus 1/12 of the Guaranteed Death Benefit premium (shown in Section 1 of your Policy) for each completed Policy month of the current Policy year, then the No Lapse Guarantee Benefit will apply for that month.

We recalculate the Guaranteed Death Benefit Premium if:

    --  you reduce the face amount

    --  you make a partial surrender that reduces the face amount

    --  you increase or decrease rider coverage

    --  a correction is made in the insurance age of either insured

    --  the underwriting class of the Policy and its riders is improved.

When testing whether the No Lapse Guarantee Benefit is in effect, we use the Policy's original Guaranteed Death Benefit premium for the period of time it was in effect, and each recalculated Guaranteed Death Benefit premium for the period of time it was in effect.

If you elect this rider, the Monthly Deduction will include a charge for the rider, even if the No Lapse Guarantee Benefit is not effective, until the Policy anniversary when the younger insured reaches age 100, unless you request that the rider terminate before then.

A change in death benefit option, addition of a Survivorship Level Term Insurance Rider as "Outside Term", or a change under that rider from "Inside Term" to "Outside Term", will terminate the Guaranteed Death Benefit Rider.

We can restrict any unplanned premium payment that would increase your Policy's death benefit by more than it would increase cash value. (See "Flexible Premiums".) This could prevent you from making unplanned premium payments that are necessary to keep the No Lapse Guarantee Benefit in effect.

EXPANDED DEATH BENEFIT RIDER

Subject to state availability, you can purchase the Expanded Death Benefit Rider. You may add the rider to your Policy at issue or at any time until the insureds' average age reaches 90. (See "Surrender Charge" for the rules we use when calculating an average age.)

If you choose this rider, then the death benefit on and after age 100 of the younger insured will at least be equal to the lowest face amount that was in effect since age 80 of the younger insured (or since the Policy Date, if the younger insured was older than 80 on that date). See "Age 100" above for how we determine the death benefit on and after age 100 of the younger insured.

If you elect this rider, the Monthly Deduction will include a charge for the rider until the Policy anniversary when the younger insured reaches age 100, unless you request that the rider terminate before then.

CHANGE IN DEATH BENEFIT OPTION

After the first Policy year and before the younger insured's age 100, you may change your death benefit option by written request to our Home Office. The request will be effective on the first day of the Policy month on or after we receive it. A change in death benefit option may have tax consequences. (See "Tax Considerations".)

You can change among the three options that use a guideline premium test or between the two that use the cash value accumulation test, but not between a guideline premium test option and a cash value accumulation test option.

If you change from Option 1 or 2 (face amount options) to Option 3 (face amount plus cash value option), or from Option 4 (face amount option) to Option 5 (face amount plus cash value option), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $100,000 requires our consent. We may also decrease any rider benefits under the Policy. A partial surrender of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. No Surrender Charge applies in that situation.

If you change from Option 3 (face amount plus cash value option) to Option 1 or 2 (face amount options), or from Option 5 (face amount plus cash value option) to Option 4 (face amount option), we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change.

If you change from Option 1 or 3 (enhanced corridor options) to Option 2, in most cases we reduce the Policy's death benefit amount if the enhanced corridor increases are in effect; the death benefit usually remains the same if they are not in effect.

Changes from Option 2 to Option 1 or 3 (enhanced corridor options) require underwriting approval, and both insureds must be living if the amount at risk under the Policy would increase.

DEATH PROCEEDS PAYABLE

The death proceeds we pay are equal to the death benefit on the date of the second insured's death, reduced by any outstanding loan and accrued loan interest on that date. If the death occurs during the grace period, we reduce the proceeds by the Amount Due, to cover unpaid Monthly Deductions to the date of death. (See "Lapse and Reinstatement".) We increase the death proceeds (1) by any rider benefits payable that are not already included in the base Policy's death benefit and (2) by any Monthly Deduction made for a period beyond the date of the second insured's death.

We may adjust the death proceeds if either insured's age or sex was misstated in the application, if death results from either insured's suicide within two years (less in some states) from the Policy's date of issue, or if a rider limits the death benefit. (See "Limits to NELICO's Right to Challenge the Policy".)

CASH VALUE

Your Policy's total cash value includes its cash value in the Variable Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in our general account as a result of the loan. The cash value reflects:

    -- net premium payments

    -- the net investment experience of the Policy's sub-accounts

    -- interest credited to cash value in the Fixed Account

    -- interest credited to amounts held in the general account for a Policy loan

    -- the death benefit option you choose

    -- Policy charges

    -- partial surrenders

    -- transfers among the sub-accounts and Fixed Account

We pay you the NET cash value if you surrender the Policy. It equals the cash value minus any outstanding Policy loan (plus interest) and any Surrender Charge that applies. If you surrender during the grace period, we also deduct the Amount Due to cover the Monthly Deduction to the date of surrender. (See "Loan Provision", "Surrender Charge", "Monthly Deduction from Cash Value" and "Lapse and Reinstatement".)

The Policy's cash value in the Variable Account may increase or decrease daily depending on net investment experience. Poor investment experience can reduce the cash value to zero. YOU HAVE THE ENTIRE INVESTMENT RISK FOR THE CASH VALUE IN THE VARIABLE ACCOUNT.

NET INVESTMENT EXPERIENCE

The net investment experience of the sub-accounts affects the Policy's cash value and, in some cases, the death benefit. We determine the net investment experience of each sub-account as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading.

A sub-account's net investment experience for any period is based on the investment experience of the underlying Eligible Fund shares for the same period.

The investment experience of the Eligible Fund shares for any period is the increase or decrease in their net asset value for the period, increased by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Eligible Fund shares are reinvested in additional shares of the Eligible Fund.

ALLOCATION OF NET PREMIUMS

Your cash value is held in the general account of NELICO or an affiliate until we issue the Policy. We credit the first net premium with net investment experience equal to that of the Zenith Money Market Sub-Account from the investment start date until the day that we mail the confirmation for the initial premium (in states that require a refund of premiums if you exercise the Right to Return the Policy, until 15 days after we mail the initial premium confirmation). (The "investment start date" is defined below.) Then, we allocate the cash value to the sub-accounts as you choose. We allocate the amounts you allocated to the Fixed Account as of the investment start date. You can allocate to a maximum of nine accounts (including the Fixed Account) at any one time.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

INVESTMENT START DATE. The investment start date is the latest of: the date when we first receive a premium payment for the Policy, the date each of the insureds has signed his/her Part II of the Policy application and the Policy Date. (For this purpose, receipt of the premium payment means receipt by your registered representative, if the payment is made with the application; otherwise, it means receipt by a NELICO agency.)

PREMIUM WITH APPLICATION. If you make a premium payment with the application, the Policy Date is generally the later of the date each of the insureds has signed his/her Part II of the application and receipt of the premium payment. In that case, the Policy Date and investment start date are the same. (Under our administrative rules, a Policy which would be dated the 28th day or later in a month will receive a Policy Date of the 28th.) The amount of premium paid with the application must be at least 10% of the annual Planned Premium for the Policy. You may only make one premium payment before the Policy is issued.

If you make a premium payment with the application, we will cover the insureds under a temporary insurance agreement for a limited period that generally begins when we receive the premium for the Policy (or, if later, on the date when each of the insureds has signed his/her Part II of the application). The maximum temporary coverage is the lesser of the amount of insurance applied for and $500,000 when both insureds are standard risks ($250,000 for when at least one insured is not a standard risk and $50,000 when both persons are determined to be uninsurable). These provisions vary in some states.

If we issue a Policy, Monthly Deductions begin from the Policy Date, even if we delayed the Policy's issuance for underwriting. The deductions are for the face amount of the Policy issued, even if the temporary insurance coverage during underwriting was for a lower amount. If we decline an application, we refund the premium payment made.

PREMIUM ON DELIVERY. If you pay the initial premium on delivery of the Policy, the Policy Date is usually five days after issue. The investment start date is the later of the Policy Date and the date we received the premium. Monthly Deductions begin on the Policy Date. We credit interest at a 4% net rate to the Policy for any period between the Policy Date and the investment start date. Insurance coverage under the Policy begins when we receive the Minimum Premium (see "Premiums") due for the first quarter (or, on receipt of the number of monthly payments due under NELICO's Master Service Account arrangement).

BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the application is signed. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. Backdating in some cases causes a higher Surrender Charge if it results in the Surrender Charge being based on a lower age bracket. (See "Surrender Charge".) For a backdated Policy, you must also pay the minimum premium payable for the period between the Policy Date and the investment start date. As of the investment start date, we allocate to the Policy those net premiums, adjusted for monthly Policy charges and interest at a 4% net rate for that period.

RIGHT TO RETURN THE POLICY

You may cancel the Policy within 10 days (more in some states) after you receive the Policy. You may return the Policy to us or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund the cash value of the Policy plus any sales and premium tax charges that were deducted from the premiums you paid, or if required by state insurance law, any premiums paid.

                              CHARGES AND EXPENSES

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and Deferred Sales Charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

We deduct a sales charge from premiums. The sales charge is:

    -- In Policy year 1: 26.5% of premiums paid up to a Target Premium, and 4% of premiums paid above a Target Premium

    -- In Policy years 2-10: 11.5% (9% for Policies with a base face amount of at least $1 million) of premiums paid in each year up to the Target Premium, and 4% of premiums paid above the Target Premium in each year

    -- In Policy years 11 and after: 4% of premiums paid

When we calculate the sales charge, we consider premiums we receive during the twenty days prior to a Policy anniversary as paid in the next Policy year. (This rule does not apply to premiums paid through our Master Service Account arrangement, described in "Premiums".)

We indicate your Target Premium in Section 1 of your Policy and on your personalized illustration.

During the first 15 Policy years (or until age 100 of the younger insured, if earlier), if you surrender or lapse the Policy, make a partial surrender or reduce the face amount, a Surrender Charge also applies. (See "Surrender Charge" below.)

We may reduce sales charges for Policies sold to some group or sponsored arrangements. We offer a program under which you may exchange certain fixed-benefit life insurance policies that New England Mutual issued for the Policies without a deduction for the sales charge from the amount of cash value that you transfer to the Policy. Eligibility conditions apply. Your registered representative can advise you regarding terms and availability of the program.

STATE PREMIUM TAX CHARGE. We deduct 2.5% from each premium for state premium taxes and administrative expenses. These taxes vary from state to state and the 2.5% charge reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

FEDERAL PREMIUM TAX CHARGE. We deduct 1% from each premium for our federal income tax liability related to premiums.

EXAMPLE: The following chart shows the net amount of premium that we would allocate to the Variable Account assuming a premium payment of $3,000 and a Target Premium of $2,000, for a Policy with a base face amount below $1 million.

POLICY YEAR 1

   PREMIUM       NET PREMIUM
   -------       -----------
   $3,000           $2,000
                     - 600       (30% X 2,000 = total sales and premium tax charge up to
                 ---------       Target Premium)
                    $1,400
                    $1,000
                      - 75       (7.5% X 1,000 = total sales and premium tax charge on
                 ---------       payments above Target Premium)
                    $  925
                    $1,400
                      +925
                 ---------
                    $2,325       Net Premium
                    ======

POLICY YEAR 2

   PREMIUM       NET PREMIUM
   -------       -----------
   $3,000           $2,000
                     - 300       (15% X 2,000 = total sales and premium tax charge up to
                 ---------       Target Premium)
                    $1,700
                    $1,000
                      - 75       (7.5% X 1,000 = total sales and premium tax charge on
                 ---------       payments above Target Premium)
                    $  925
                    $1,700
                      +925
                 ---------
                    $2,625       Net Premium
                    ======

SURRENDER CHARGE

We deduct a Surrender Charge from the cash value if you lapse, surrender, reduce the face amount, or make a partial surrender of your Policy that reduces the face amount during the first 15 Policy years (or until age 100 of the younger insured, if earlier).

For insureds with an average issue age of 52 or less, the Surrender Charge in the first Policy year is 90% of the lesser of: (1) premiums paid and (2) the Benchmark Premium. When we calculate this amount, we do not count premiums that we receive within 20 days before the first Policy anniversary, unless they are paid through the Master Service Account arrangement.

The Surrender Charge is greatest in the first Policy year. After that, the charge reduces monthly. To determine the Surrender Charge after the first Policy year, we take the dollar amount of the charge that applied at the end of the first Policy year and multiply it by a fraction. The fraction is based on the number of months remaining in the Surrender Charge period at the end of the first Policy year (168 months over the next 14 years, for a 15 year Surrender Charge period) and the number of full months remaining in the Surrender Charge period at the time of the surrender, lapse or face amount reduction.

For example, if the Surrender Charge was $1000 at the end of the first Policy year, then in the first month of the second Policy year the Surrender Charge is $1000 times 167/168, or $994.05.

For insureds with an average issue age above 52, the Surrender Charge percentage applied to premiums paid in the first Policy year will be less than 90%. Your Policy's schedule page shows the maximum dollar amount of the Surrender Charge that will apply in the first Policy year and for the last Policy month of each remaining year in the Surrender Charge period. (When we calculate the average issue age for this purpose, we round down and limit the average to the age of the younger insured plus five years.)

Any Surrender Charge that we deduct on lapse is credited back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge on any date after reinstatement, we do not count the period that the Policy was lapsed.

In the case of a reduction in face amount or partial surrender that reduces the face amount, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. The charge reduces the Policy's cash value in the sub-accounts and the Fixed Account in proportion to the amount of the Policy's cash value in each.


IF THE SURRENDER CHARGE EXCEEDS THE AVAILABLE CASH VALUE, THERE WILL BE NO PROCEEDS PAID TO YOU ON SURRENDER.


MONTHLY DEDUCTION FROM CASH VALUE

On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

    -- If your Policy is protected against lapse by the No Lapse Guarantee Benefit under the Guaranteed Death Benefit rider or the three year Minimum Premium guarantee, we make the Monthly Deduction each month unless the cash value equals zero. (See "Premiums".)

    -- Otherwise, we make the Monthly Deduction as long as the net cash value is large enough to cover the entire Monthly Deduction. If it is not large enough, the Policy will be in default and may lapse. (See "Lapse and Reinstatement".)

There is no Monthly Deduction on or after the Policy anniversary when the younger insured reaches age 100 (or would have reached age 100, if that person dies earlier).

The Monthly Deduction reduces the cash value in each Sub-Account of the Variable Account and in the Fixed Account in proportion to the cash value in each, unless you choose a "Single Source Expense Fund". If you choose a Single Source Expense Fund, we will take the Monthly Deduction from the Account that you choose until the cash value there is gone. Then we will take the Monthly Deduction from your remaining Accounts in proportion to the cash value in each. You may choose a Sub-Account or the Fixed Account as your Single Source Expense Fund.

The Monthly Deduction includes the following charges:

POLICY FEE. The Policy fee is currently equal to $10.50 per month in the first three Policy years (guaranteed not to exceed $12.50 per month) and $3.50 per month thereafter (guaranteed not to exceed $5.50 per month).

ADMINISTRATIVE CHARGE. Currently the basic Administrative Charge (that is, the charge that applies if both insureds are in a standard or better underwriting class) is $0.07 per $1,000 of face amount in the first three Policy years and $0.05 per $1,000 in Policy years four and after. If the base Policy face amount is $1 million or greater, the current charge in Policy years four and after is $0.025 (rather than $0.05) per $1,000.

The guaranteed maximum basic monthly Administrative Charge is $0.08 per $1,000 in the first three Policy years and $0.06 per $1,000 in Policy years four and after. If the base Policy face amount is $1 million or greater, the guaranteed maximum basic charge in Policy years four and after is $0.035 (rather than $0.06) per $1,000.

If either insured is in a class below standard, there is an extra charge that applies on both a current and guaranteed basis in addition to the basic charge described above. The extra charge is $0.02 per $1,000. If only one insured is in a class below standard, the extra charge applies in Policy years four through six. If both insureds are in a class below standard, the extra charge applies in Policy years four through nine.

The Administrative Charge applies to the base Policy face amount and to the face amount of any Survivorship Level Term Insurance rider. Currently we intend to apply the basic Administrative Charge to no more than $4 million of Policy face amount beginning in the second Policy year. This means that the maximum Administrative Charge currently deducted in the second Policy year, for example, is $100 per month ($0.025 times 4,000) for two insureds who are each a standard or better risk. However, we do not limit the Policy face amount to which we apply the extra charge for risk classes below standard. For example, under a Policy with a $5 million face amount and an insured in a risk class below standard, the maximum charge deducted on a current basis in the fourth Policy year would be $200 per month ($0.025 times 4,000 plus $0.02 times 5,000).


MORTALITY AND EXPENSE RISK CHARGE. We deduct a charge for the mortality and expense risks that we assume. This charge is at an annual rate of 0.90% during the first ten Policy years, and 0.45% thereafter. The rate is applied against cash value in the Variable Account and against the amount of any cash value held in the general account that represents a Policy loan. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering the Policies may be more than we estimated.

MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month after we process the Monthly Deduction. The amount at risk is the amount by which the death benefit (discounted at the monthly equivalent of 4% per year) exceeds the Policy's cash value. The cost of insurance rate for your Policy changes from month to month.

The guaranteed cost of insurance rates for a Policy depend on each insured's

    --  underwriting class

    --  age on the first day of the Policy year

    --  sex (if the Policy is sex-based).

The current cost of insurance rates will also depend on

    --  each insured's age at issue

    --  the Policy year

    --  the base Policy face amount (at issue).

We guarantee that the joint rates will not be higher than rates based on the 1980 Commissioners Standard Ordinary Mortality Tables with smoker/nonsmoker modifications (the "1980 CSO Tables"). The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates and investment earnings. We review the adequacy of our cost of insurance rates periodically and may adjust them. Any change will apply prospectively.

We underwrite each insured person separately. The underwriting classes we use are smoker standard, smoker rated, nonsmoker standard, nonsmoker preferred, nonsmoker aggregate, and nonsmoker rated. Rated classes have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for rated Policies on multiples of the 1980 CSO Tables.

The three standard nonsmoker classes are available as follows:

    -- nonsmoker preferred and nonsmoker standard, for Policies with base face amounts of $500,000 or more if the insured's issue age is 20 through 75.

    -- nonsmoker aggregate, for Policies with base face amounts below $500,000 and for all insureds whose issue age is above 75.

Of the three standard nonsmoker classes, the nonsmoker preferred class generally offers the best current cost of insurance rates and the nonsmoker standard class generally offers the least favorable current cost of insurance rates.


Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given underwriting class, current cost of insurance rates are generally lower for insureds with lower issue ages. Current cost of insurance rates will generally be lower for a particular insured if the base Policy face amount at issue is at least $1 million. We offer Policies with cost of insurance rates (and Policy values and benefits) that do not vary based on the sex of the insured where required by state law and to some employee benefit plans. Joint cost of insurance charges under the Policy do not change due to the first insured's death.


The Survivorship Level Term Insurance Rider has its own cost of insurance rates that may be different from those of the base Policy. Generally, the term rider cost of insurance rates are less than or the same as those of the base Policy.

If you choose "Inside Term" (where the face amount of the term rider is included with the face amount of the base Policy when we calculate the base Policy death benefit), then the total net amount at risk equals the total death benefit (that is, the base Policy death benefit calculated by including the term component) minus the cash value. We allocate that total net amount at risk first to the term insurance rider up to the face amount of the rider, and we allocate any excess net amount at risk to the base Policy. This generally results in lower combined total cost of insurance charges under the base Policy and term rider than if you choose "Outside Term".

With "Outside Term" (where the term rider's face amount is not used in calculating the base Policy death benefit and is instead simply added to the base Policy's death proceeds), we calculate the net amount at risk and cost of insurance charges separately for the term insurance rider and the base Policy. The term rider's net amount at risk equals its face amount, and the base Policy's net amount at risk equals the base Policy's death benefit (which is calculated without the term rider component) minus the cash value.

GUARANTEED DEATH BENEFIT RIDER CHARGE. The charge for the Guaranteed Death Benefit rider is $0.01 per $1000 of face amount (including the base Policy and any joint or single life term insurance rider).

CHARGES FOR ADDITIONAL RIDER BENEFITS AND SERVICES. We charge for the cost of any additional rider benefits, including the Expanded Death Benefit rider, as described in the rider form. We also may charge you a nominal fee, which we will bill directly to you, if you request a Policy re-issue or re-dating.

CHARGES FOR INCOME TAXES. We currently do not charge the Variable Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "Charge for NELICO's Income Taxes".)

CHARGES AGAINST THE ELIGIBLE FUNDS


The following table shows the annual operating expenses for each series, based on actual expenses for 1999, after any applicable expense cap or expense deferral arrangement.


ANNUAL OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER ANY EXPENSE CAP)


                                                     BACK        BACK
                                                     BAY         BAY         BACK                  WESTPEAK    LOOMIS
                                                   ADVISORS    ADVISORS      BAY       WESTPEAK     GROWTH     SAYLES
                                        CAPITAL      BOND       MONEY      ADVISORS     STOCK        AND        SMALL
                                        GROWTH      INCOME      MARKET     MANAGED      INDEX       INCOME       CAP
                                        SERIES      SERIES      SERIES      SERIES      SERIES      SERIES     SERIES*
                                        -------    --------    --------    --------    --------    --------    -------
Management Fee........................    .62%       .40%        .35%        .50%        .25%        .68%        .90%
Other Expenses........................    .04%       .08%        .05%        .08%        .10%        .06%        .10%
                                          ---        ---         ---         ---         ---         ---        ----
         Total Series Operating
           Expenses...................    .66%       .48%        .40%        .58%        .35%        .74%       1.00%


ANNUAL OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE DEFERRAL)


                                          GOLDMAN                  MORGAN
                                           SACHS     LOOMIS       STANLEY        DAVIS    ALGER                  MFS
                                          MIDCAP     SAYLES    INTERNATIONAL    VENTURE   EQUITY      MFS      RESEARCH
                                           VALUE    BALANCED       MAGNUM        VALUE    GROWTH   INVESTORS   MANAGERS
                                          SERIES     SERIES    EQUITY SERIES    SERIES    SERIES    SERIES*    SERIES*
                                          -------   --------   --------------   -------   ------   ---------   --------
Management Fee..........................    .75%      .70%           .90%         .75%     .75%       .75%       .75%
Other Expenses..........................    .13%      .07%           .40%         .06%     .05%       .15%       .15%
                                            ---       ---           ----          ---      ---        ---        ---
         Total Series Operating
           Expenses.....................    .88%      .77%          1.30%         .81%     .80%       .90%       .90%


---------------

* Without the applicable expense cap or expense deferral arrangement (described below), Total Series Operating Expenses for the year ended December 31, 1999 would have been: MFS Investors Series, 2.03%, and MFS Research Managers Series, 2.03%. In 1999 the management fee for the Loomis Sayles Small Cap Series was 1.00%, and Total Series Operating Expenses were capped at 1.00%. Without the expense cap, Total Series Operating Expenses would have been 1.10%.



Our affiliate, New England Investment Management, Inc., advises the series of the Zenith Fund except for the Capital Growth Series. New England Investment Management voluntarily limits the expenses of these series with either an expense cap or expense deferral arrangement. Under the expense cap, New England Investment Management bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, New England Investment Management bears expenses of the Goldman Sachs Midcap Value, Morgan Stanley International Magnum Equity, MFS Investors, and MFS Research Managers Series that exceed .90% of average daily net assets (1.30% for the Morgan Stanley International Magnum Equity Series) in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. New England Investment Management may end these expense limits at any time.

The investment adviser for VIP and VIP II is Fidelity Management & Research Company ("FMR"). The Portfolios of VIP and VIP II pay investment management fees to FMR and also bear certain other expenses. For the year ended December 31, 1999, the total operating expenses of the Portfolios, as a percentage of Portfolio average net assets, were:



                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO                                                        FEES       EXPENSES      EXPENSES
---------                                                     ----------    --------    ------------
VIP Equity-Income...........................................    .48%         .09%          .57%*
VIP Overseas................................................    .73%         .18%          .91%*
VIP High Income.............................................    .58%         .11%          .69%
VIP II Asset Manager........................................    .53%         .10%          .63%*


------------

* Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .56% for VIP Equity-Income Portfolio, .87% for VIP Overseas Portfolio, and .62% for VIP II Asset Manager Portfolio.


Affiliates of FMR compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to these Portfolios of VIP and VIP II. This compensation is based on assets of the Portfolios attributable to the Policies and certain other variable insurance products that we and our affiliates issue.

GROUP OR SPONSORED ARRANGEMENTS

We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. An example of such an arrangement is a non-tax qualified deferred compensation plan. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. These variations of charges do not apply to Policies sold in New York other than Policies sold to non-tax qualified deferred compensation plans of various types. Consult your registered representative for any variations that may be available and appropriate for your case.

The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. We offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                                    PREMIUMS

FLEXIBLE PREMIUMS

Within limits, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which may be a fixed amount or a varying amount. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. You need our consent to increase your Planned Premium. You cannot make an additional payment that increases the Policy's death benefit by more than it increases the cash value except with our consent, and we may require underwriting. No payment can be less than $25 ($10 for payments made through the Master Service Account, described below, or certain other monthly payment arrangements). We limit the total of Planned Premiums and other payments to our published maximum. You cannot make any payments at and after age 100 of the younger insured, except if the Policy is in the grace period.

You can pay Planned Premiums on an annual, semi-annual or quarterly schedule or, with our consent, monthly. You need our consent to change your Planned Premium schedule.


You may make payments by check or money order. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may also choose to have us withdraw your premium payments from your bank checking account or Nvest Cash Management Trust account. (This is known as the Master Service Account arrangement.)

If any payments under the Policy exceed the "7-pay test" under Federal tax law, your Policy will become a "modified endowment contract" and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay test". In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. (See "Tax Considerations".)

We allocate net payments to your Policy's sub-accounts as of the date we receive the payment. (See "Receipt of Communications and Payments at NELICO's Home Office".)

Unless you tell us otherwise in writing, we treat any payment that we receive in response to an anniversary bill, and any payment we receive within 45 days after an anniversary while you have an outstanding Policy loan, first as a Planned Premium, second as payment of loan interest, and third as an unscheduled payment. Otherwise, we treat the payment first as a Planned Premium and second as an unscheduled payment.

If you have a Policy loan, it may be better to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Provision" and "Deductions from Premiums".)

Two types of premium payment levels can protect your Policy against lapse (1) for the first three Policy years, and (2) until age 100 of the younger insured.

First three Policy years--In general, if you pay the three year Minimum Premium amount on time, the Policy will not lapse even if the net cash value is less than the Monthly Deduction in any month. If (a) the total premiums you have paid, less all partial surrenders and any outstanding Policy loan balance (and less any cash value paid to you to allow the Policy to continue to qualify as life insurance), at least equal (b) the total monthly Minimum Premiums for the Policy up to that Policy month, the Policy will not lapse. We recalculate the three year Minimum Premium if (1) you reduce the face amount or make a partial surrender that reduces the face amount, (2) you increase or decrease rider coverage, (3) the rating classification for your Policy is improved, or (4) a correction is made in the insurance age of either insured. We base the Minimum Premium on your Policy's face amount, the age, sex (unless unisex rates apply), and underwriting class of each insured, the current level of Policy charges and any riders to the Policy.

To age 100 of the younger insured--In general, if you elect the Guaranteed Death Benefit rider and pay the Guaranteed Death Benefit Premium amounts on time, the Policy will stay in force until age 100 of the younger insured. Your total payments (less any partial surrenders, outstanding Policy loans and cash value paid to you to allow the Policy to continue to qualify as life insurance) must meet the requirements of the rider. We recalculate the Guaranteed Death Benefit premium following the same Policy transactions described above for a recalculation of the three year Minimum Premium amount. The Guaranteed Death Benefit premium amount (shown in your Policy) is based on the same factors as the three year Minimum Premium, except that it is based on the guaranteed maximum level of Policy charges.

LAPSE AND REINSTATEMENT


LAPSE. Unless your Policy is protected by the No Lapse Guarantee Benefit under the Guaranteed Death Benefit rider or by the three year Minimum Premium guarantee, any month that your Policy's net cash value is not large enough to cover a Monthly Deduction, your Policy will be in default. Your Policy provides a 62 day grace period for payment of the Amount Due. The Amount Due is the least of: a premium large enough to cover the Monthly Deduction and all deductions from the premium; a premium large enough to permit the No Lapse Guarantee Benefit to be in effect, if the Policy has the Guaranteed Death Benefit rider; and a premium large enough to meet the monthly three year Minimum Premium test. We will tell you the Amount Due. You have insurance coverage during the grace period, but if the second insured dies before you have paid the premium, we deduct from the death proceeds the Amount Due for the period before the date of death. If you have not paid the Amount Due by the end of the grace period, your Policy will lapse without value.


REINSTATEMENT. If your Policy has lapsed, you may reinstate it within seven years after the date of lapse. If more than seven years have passed, or if you have surrendered the Policy, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us.

If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge, Policy fee, mortality and expense risk charge, administrative charge, sales charge and rider charges, we do not count the amount of time that a Policy was lapsed.

                             OTHER POLICY FEATURES

LOAN PROVISION

You may borrow all or part of the Policy's "loan value" at any time after we mail the confirmation for the initial premium (unless we consent to an earlier date). We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at NELICO's Home Office".) You should contact our Home Office or your registered representative for information on loan procedures.

The Policy's loan value equals 90% (or more if required by state law) of: the Policy's cash value minus the Surrender Charge. The loan value available is the loan value reduced by any outstanding loan plus interest.

A Policy loan reduces the Policy's cash value in the sub-accounts by the amount of the loan. A loan repayment increases the cash value in the sub-accounts by the amount of the repayment. Unless you request otherwise, we attribute Policy loans first to the sub-accounts of the Variable Account in proportion to the cash value in each, and then the Fixed Account. We allocate loan repayments first to the outstanding loan balance attributed to the Fixed Account and then, unless you request otherwise, to the sub-accounts of the Variable Account in proportion to the cash value in each.

The interest rate charged on Policy loans is an effective rate of 4.35% per year, compounded daily. Interest accrues daily and is due on the Policy anniversary. If not paid, we add the interest accrued to the loan amount, and we deduct an amount equal to the unpaid interest from the Policy's cash value in the sub-accounts and the Fixed Account in proportion to the amount in each. The amount we take from the Policy's sub-accounts as a result of the loan earns interest (compounded daily) at an effective rate of not less than 4% per year. We credit this interest amount to the Policy's sub-accounts annually, in proportion to the cash value in each.

The amount taken from the Policy's sub-accounts as a result of a loan does not participate in the investment experience of the sub-accounts. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums".)

If Policy loans plus accrued interest at any time exceed the Policy's cash value less the Surrender Charge on the next Policy loan interest due date (or, if the Surrender Charge would be greater, on the date the calculation is made), we will notify you that the Policy is going to terminate. (This is called an "excess Policy loan". We test for an excess Policy loan on each monthly processing date and in connection with Policy processing transactions.) The Policy terminates without value 62 days after we mail the notice unless you pay us the excess Policy loan amount within that time. (See "Lapse and Reinstatement".) If the Policy lapses with a loan outstanding, adverse tax consequences may result. If your Policy is a "modified endowment contract", loans under your Policy may be treated as taxable distributions. Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. A tax adviser should be consulted about such loans. (See "Tax Considerations" below.)

Department of Labor ("DOL") regulations impose requirements for participant loans under tax-qualified pension plans. Therefore, plan loan provisions may differ from Policy loan provisions. (See "Tax Considerations".)

SURRENDER

You may surrender a Policy for its net cash value at any time while either insured is living. We determine the net cash value of the surrendered Policy as of the date when we receive a surrender request. The net cash value equals the cash value reduced by any Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) We increase the net cash value paid to you by the portion of any Monthly Deduction made for the period beyond the date of surrender. If you surrender the Policy during the grace period, we deduct the Amount Due from your proceeds to cover the Monthly Deduction to the date of surrender. (See "Lapse and Reinstatement".) You may apply all or part of the net cash value to a payment option. (See "Payment Options".) A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL SURRENDER

You may make a partial surrender of the Policy at any time after we mail the confirmation for the initial premium, to receive a portion of its net cash value. A partial surrender reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. Any reduction in the face amount causes a proportionate reduction in the Policy's Benchmark Premium, on which we base any future Surrender Charges, and in the Target Premium, on which we base the level of the sales charge. A partial surrender may also reduce rider benefits. We can decline a partial surrender request that would reduce the face amount below the Policy's required minimum.


We have the right to limit partial surrenders in any one Policy year to 20% of the Policy's net cash value on the date of the first partial surrender for the Policy year or, if less, the Policy's available loan value. Currently, we permit partial surrenders of up to 90% of the Policy's net cash value per year, if there is sufficient available loan value.

We deduct any Surrender Charge that applies to the partial surrender from the Policy's remaining cash value in an amount proportional to the amount of the Policy's face amount surrendered. The Surrender Charge applied reduces any remaining Surrender Charge under your Policy.

You may not reinvest cash value paid upon partial surrender in the Policy except as premium payments, which are subject to the charges described under "Deductions From Premiums".

A partial surrender first reduces the Policy's cash value in the sub-accounts of the Variable Account, in proportion to the amount of cash value in each, and then the Fixed Account, unless you request otherwise. We determine the amount of net cash value paid upon partial surrender as of the date when we receive a request. You can contact your registered representative or the Home Office for information on partial surrender procedures.

A reduction in the death benefit as a result of a partial surrender may create a "modified endowment contract" or have other adverse tax consequences. If you are contemplating a partial surrender, you should consult your tax advisor regarding the tax consequences. (See "Tax Considerations".)

REDUCTION IN FACE AMOUNT


After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. (This feature differs from a partial surrender, which pays a portion of the Policy's net cash value to you.)


If you decrease the face amount of your Policy, we also decrease the Benchmark Premium, on which we base any future Surrender Charges, and the Target Premium, on which we base the level of the sales charge. We deduct any Surrender Charge that applies from the Policy's cash value in an amount proportional to the amount of the face reduction.

A face amount reduction usually decreases the Policy's death benefit. (However, if we are increasing the death benefit to satisfy federal income tax laws, a face amount reduction will not decrease the death benefit unless we deducted a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable, because it will not reduce your death benefit or cost of insurance charges and may result in a Surrender Charge.) We also may decrease any rider benefits attached to the Policy. The face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, you may need to have a portion of the Policy's cash value paid to you to comply with Federal tax law.

A face amount reduction takes effect as of the first day of the Policy month on or after the date when we receive a request. You can contact your registered representative or the Home Office for information on face reduction procedures.

A reduction in the face amount of a Policy may create a "modified endowment contract". If you are contemplating a reduction in face amount, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

INVESTMENT OPTIONS

You can allocate your Policy's premiums among the sub-accounts of the Variable Account and the Fixed Account in any combination, as long as you choose no more than nine accounts (including the Fixed Account) at any one time. You may allocate any whole percentage to a sub-account. You can allocate your Policy's cash value among no more than nine accounts (including the Fixed Account) at any one time.

You make the initial allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone or by written request. (See "Receipt of Communications and Payments at NELICO's Home Office.")

See "Transfer Option" below for information on how to request a transfer or reallocation by telephone.

TRANSFER OPTION

Once we mail the confirmation for the initial premium (in some states, 15 days after that) you may transfer your Policy's cash value between sub-accounts. We reserve the right to limit sub-account transfers to four per Policy year (twelve per Policy year for Policies issued in New York). Currently we do not limit the number of transfers per Policy year. We reserve the right to make a charge for transfers in excess of four in a Policy year. A transfer is effective as of the date when we receive the transfer request. (See "Receipt of Communications and Payments at NELICO's Home Office".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

We did not design the Policy's transfer privilege to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Eligible Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisors or registered representatives acting under power(s) of attorney from one or more Policy owners.

You may request a sub-account transfer or reallocation of future premiums by written request (which may be telecopied) to us or by telephoning us. To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-200-2214. We use reasonable procedures to confirm that instructions communicated by telephone are genuine. Any telephone instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions.

DOLLAR COST AVERAGING

We plan to offer an automated transfer privilege called dollar cost averaging. The same dollar amount is transferred to selected Sub-Accounts (and/or the Fixed Account) periodically. Over time, more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows you to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.


Under this feature, you may request that a certain amount of your cash value be transferred on any selected business day of each month (or if not a day when the New York Stock Exchange is open, the next such day), from any one Sub-Account to one or more of the other Sub-Accounts (and/or the Fixed Account). We limit your allocation of cash value to no more than nine accounts (including the Fixed Account) at any one time. You must transfer a minimum of $100 to each Sub-Account that you select under this feature. You can select a dollar cost averaging program when you apply for the Policy or at a later date by contacting our Home Office. You may not participate in the dollar cost averaging program while you are participating in the asset rebalancing program. (See "Asset Rebalancing" below.) You can cancel your use of the dollar cost averaging program at any time before a transfer date. Transfers will continue until you notify us to stop or there no longer is sufficient cash value in the Sub-Account from which you are transferring. There is no extra charge for this feature.


Ask your registered representative about the availability of this feature.

ASSET REBALANCING

We plan to offer an asset rebalancing program for cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. An asset rebalancing program automatically reallocates your cash value among the Sub-Accounts periodically to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer cash value from those Sub-Accounts that have increased in value to those that have declined, or not increased as much, in value. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.


You can select an asset rebalancing program when you apply for the Policy or at a later date by contacting our Home Office. You specify the percentage allocations by which your cash value will be reallocated among the Sub-Accounts, as well as the frequency (using calender month-end, quarter-end or year-end dates). You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. (See "Dollar Cost Averaging" above.) On the last day of your chosen period on which the New York Stock Exchange is open, we will transfer cash value among the Sub-Accounts as necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Home Office. There is no extra charge for this feature.


Ask your registered representative about the availability of this feature.

PAYMENT OF PROCEEDS

We ordinarily pay any net cash value, loan value or death benefit proceeds coming from the sub-accounts within seven days after we receive a request, or satisfactory proof of death of an insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at NELICO's Home Office".) However, we may delay payment (except when a loan is made to pay a premium to us ) or transfers from the sub-accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that an emergency exists that makes payments or sub-account transfers impractical, or
(iii) at any other time when the Eligible Funds or the Variable Account have the legal right to suspend payment.

We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a Master Service Account premium transaction, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.

The beneficiary can elect our Access Plus program for payment of death proceeds at any time before we pay them. We establish an Access Plus account at a banking institution at the time for payment. The Access Plus account gives convenient access to the proceeds, which are maintained in our general account or that of an affiliate, through checkbook privileges with the bank.

Normally we promptly make payments of net cash value, or of any loan value available, from cash value in the Fixed Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

24 MONTHS CONVERSION RIGHT

GENERAL RIGHT. Generally, during the first 24 months after the Policy's issue date, you may convert the Policy, or a portion of it, to fixed benefit coverage by transferring all or a portion of your Policy's cash value, and allocating all or a portion of future premiums, to the Fixed Account. The request to convert to fixed benefit coverage must be in written form satisfactory to us.

You may exercise this privilege only once within 24 months after issue. Transfers into the Fixed Account pursuant to this right will not count toward the limit on the number of cash value transfers permitted under the Policy each year. Transfers of cash value back to one or more Sub-Accounts of the Variable Account are subject to the Policy's general limits on transfers from the Fixed Account (see "The Fixed Account").

The Policy permits us to limit allocations to the Fixed Account under some circumstance. (See "The Fixed Account.") If we limit such allocations and you then wish to exercise the 24 Months Conversion Right, you may continue to allocate to the Fixed Account only the percentage of premiums that you allocated to the Fixed Account pursuant to your exercise of the 24 Months Conversion Right. In addition, if you have exercised this right, and we later limit such allocations, then you may continue to allocate to the Fixed Account only the lowest percentage of premiums that you allocated to the Fixed Account at any time since your exercise of the 24 Months Conversion Right.


FOR POLICIES ISSUED IN MARYLAND. Under Policies issued in Maryland, you can exchange the face amount of your Policy for a fixed benefit survivorship life insurance policy provided that you repay any policy loans and (1) the Policy has not lapsed and (2) the exchange is made within 24 months after the Policy's issue date. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance policy. We make the exchange without evidence of insurability. The new policy will have the same face amount as that being exchanged. The new policy will have the same issue age, underwriting class and policy date as the variable life policy had. We will attach any riders to the original Policy to the new policy if they are available.


Contact us or your registered representative for more specific information about the 24 Months Conversion Right in these states. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

GROUP OR SPONSORED ARRANGEMENTS. For a Policy issued to some group or sponsored arrangements, you may (if approved in your state) have the additional option of exchanging the Policy at any time during the first 36 months after the Policy's issue date, if the Policy has not lapsed, to a fixed-benefit term life insurance policy issued by us or an affiliate. Contact us or your registered representative for more information about this feature.

POLICY SPLIT RIDER


Subject to state availability and our underwriting guidelines, we may issue or amend your Policy with a split rider which allows you to "split" the Policy into two new NELICO individual flexible premium adjustable variable life insurance policies. The rider permits you to split the Policy in the event of divorce of the insureds, if certain federal tax law changes occur, or if certain business circumstances change (each, a "split event"). The rider lists the requirements for a split event. If you exercise the split rider, this Policy will be canceled, and we will transfer its cash value (in equal portions, unless we agree otherwise) to two new individual policies issued on the effective date of the split. A new Surrender Charge will apply to each individual policy. We will issue each new policy with either a level or variable death benefit option in effect, depending on which type of death benefit option you have under this Policy at the time of the split. Additional conditions apply.


For more information about the Policy split rider you should contact us or your registered representative. You can request a prospectus and additional information regarding the individual policies that are issued following a split. For a discussion of the possible tax consequences of splitting the Policy, see "Tax Considerations."

PAYMENT OPTIONS

We pay the Policy's death benefit and net cash value in one sum, unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the last death under the Policy. You can contact your registered representative or the Home Office for the procedure to follow. The payment options available are fixed benefit options only and are not affected by the investment experience of the Variable Account. Once payments under an option begin, withdrawal rights may be restricted.

The following payment options are available:

    (i) INCOME FOR A SPECIFIED NUMBER OF YEARS. We pay proceeds in equal monthly installments for up to 30 years, with interest at a rate not less than 3% a year, compounded yearly. Additional interest for any year is added to the monthly payments for that year.

    (ii) LIFE INCOME. We pay proceeds in equal monthly installments (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

    (iii)LIFE INCOME WITH REFUND. We pay proceeds in equal monthly installments during the life of the payee. At the payee's death, we pay any unpaid proceeds remaining either in one sum or in equal monthly installments until we have paid the total proceeds.

    (iv)INTEREST. We hold proceeds for the life of the payee or another agreed upon period. We pay interest of at least 3% a year monthly or add it to the principal annually. At the death of the payee, or at the end of the period agreed to, we pay the balance of principal and any interest in one sum.

    (v) SPECIFIED AMOUNT OF INCOME. We pay proceeds plus accrued interest of at least 3% a year in an amount and at a frequency elected until we have paid total proceeds. We pay any amounts unpaid at the death of the payee in one sum.

    (vi)LIFE INCOME FOR TWO LIVES. We pay proceeds in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the life of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, we pay two-thirds of the monthly amount for the life of the surviving payee.

You need our consent to use an option if the installment payments would be less than $20.

ADDITIONAL BENEFITS BY RIDER

You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

It may be to your economic advantage to include a significant portion of your insurance coverage under a Survivorship Level Term Insurance rider.

Reductions in or elimination of term rider coverage does not trigger a surrender charge, and use of a term rider generally reduces sales compensation. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term rider coverage no longer participate in the investment experience of the Variable Account, and usually increase with the age of the covered individual. Your registered representative can provide you more information on the uses of term rider coverage.

The following riders are available:

    TERM RIDER--SURVIVORSHIP LEVEL TERM INSURANCE, which provides joint life term insurance.


    TERM RIDER--SURVIVORSHIP 4 YEAR LEVEL TERM INSURANCE, which provides joint life term insurance for four policy years.



    TERM RIDER--SINGLE LIFE LEVEL TERM INSURANCE, which provides additional term insurance on one of the insureds.



    TERM RIDER--SINGLE LIFE DECREASING TERM INSURANCE, which provides additional term insurance on one of the insureds in an amount that decreases each year to zero over a coverage period of 10, 15 or 20 years.


    WAIVER OF MONTHLY DEDUCTION, which provides for waiver of Monthly Deductions upon the disability of the insured covered by the waiver.


    WAIVER OF SPECIFIED PREMIUMS, which provides for waiver of the cost of the rider itself and for a premium benefit upon the disability of an insured covered by the rider.


An Expanded Death Benefit, Guaranteed Death Benefit, and/or a Policy split rider may also be available. (See "Expanded Death Benefit Rider", "Guaranteed Death Benefit Rider", and "Policy Split Rider".) Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.

POLICY OWNER AND BENEFICIARY

The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the second insured.

The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the second insured. The beneficiary has no rights under the Policy until the death of the second insured and must survive the second insured in order to receive the death proceeds. If no named beneficiary survives the second insured, we pay proceeds to the Policy Owner.

A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or the Home Office for the procedure to follow.

You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

                              THE VARIABLE ACCOUNT

We established the Variable Account as a separate investment account on January 31, 1983 under Delaware law. It became subject to Massachusetts law when we changed our domicile to Massachusetts on August 30, 1996. The Variable Account is the funding vehicle for the Policies and other NELICO variable life insurance policies; these other policies impose different costs, and provide different benefits, from the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Variable Account's management or investments. However, the Massachusetts Insurance Commissioner regulates NELICO and the Variable Account, which are also subject to the insurance laws and regulations where the Policies are sold.

Although we own the assets of the Variable Account, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business we may conduct. We believe this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of our general creditors, and may only be used to support the cash values under our variable life insurance policies issued by the Variable Account. We may transfer to our general account assets which exceed the reserves and other liabilities of the Variable Account. We will consider any possible adverse impact such a transfer might have on the Variable Account.

Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of our other income or capital gains and losses.

INVESTMENTS OF THE VARIABLE ACCOUNT

Sub-accounts of the Variable Account that are available in this Policy invest in the following Eligible Funds:

The Zenith Back Bay Advisors Money Market Series. Its investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

The Zenith Back Bay Advisors Bond Income Series. Its investment objective is a high level of current income consistent with protection of capital.

The Zenith Capital Growth Series. Its investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

The Zenith Westpeak Stock Index Series. Its investment objective is investment results that correspond to the composite price and yield performance of United States publicly traded common stocks.

The Zenith Back Bay Advisors Managed Series. Its investment objective is a favorable total return through investment in a diversified portfolio.

The Zenith Westpeak Growth and Income Series. Its investment objective is long-term total return through investment in equity securities.

The Zenith Goldman Sachs Midcap Value Series. Its investment objective is long-term capital appreciation.

The Zenith Loomis Sayles Small Cap Series. Its investment objective is long-term capital growth from investments in common stocks or their equivalents.

The Zenith Loomis Sayles Balanced Series. Its investment objective is reasonable long-term investment return from a combination of long-term capital appreciation and moderate current income.

The Zenith Morgan Stanley International Magnum Equity Series. Its investment objective is long-term capital appreciation through investment primarily in international equity securities. In addition to the risks associated with equity securities generally, foreign securities present additional risks.

The Zenith Davis Venture Value Series. Its investment objective is growth of capital.

The Zenith Alger Equity Growth Series. Its investment objective is long-term capital appreciation.

The Zenith MFS Investors Series. Its investment objective is reasonable current income and long-term growth of capital and income.

The Zenith MFS Research Managers Series. Its investment objective is long-term growth of capital.

The VIP Equity-Income Portfolio. It seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

The VIP Overseas Portfolio. It seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

The VIP High Income Portfolio. It seeks a high level of current income while also considering growth of capital. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments.

The VIP II Asset Manager Portfolio. It seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

The Zenith Fund is an open-end management investment company, more commonly known as a mutual fund. The Zenith Fund is available as an investment vehicle for separate investment accounts of MetLife, NELICO and other life insurance companies.



VIP and VIP II are mutual funds that serve as the investment vehicles for variable life insurance and variable annuity separate accounts of various insurance companies.


The Variable Account purchases and sells Eligible Fund shares at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

The Eligible Funds' investment objectives may not be met. More about the Eligible Funds, including their investments, expenses, and risks is in the attached Eligible Fund prospectuses and the Eligible Funds' Statements of Additional Information.

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund.

INVESTMENT MANAGEMENT

The chart below shows the adviser and sub-adviser for each series of the Zenith Fund. New England Investment Management, which is an indirect, wholly-owned subsidiary of NELICO, CGM, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

              SERIES                               ADVISER                              SUB-ADVISER
              ------                               -------                              -----------
Capital Growth                      Capital Growth Management Limited
                                    Partnership ("CGM")
Back Bay Advisors Money Market      New England Investment Management,       Back Bay Advisors, L.P.*
                                    Inc.
Back Bay Advisors Bond Income       New England Investment Management,       Back Bay Advisors, L.P.*
                                    Inc.
Back Bay Advisors Managed           New England Investment Management,       Back Bay Advisors, L.P.*
                                    Inc.
Westpeak Stock Index                New England Investment Management,       Westpeak Investment Advisors,
                                    Inc.                                     L.P.*
Westpeak Growth and Income          New England Investment Management,       Westpeak Investment Advisors,
                                    Inc.                                     L.P.*
Loomis Sayles Small Cap             New England Investment Management,       Loomis, Sayles & Company, L.P.*
                                    Inc.
Loomis Sayles Balanced              New England Investment Management,       Loomis, Sayles & Company, L.P.*
                                    Inc.
Morgan Stanley International        New England Investment Management,       Morgan Stanley Dean Witter
  Magnum Equity                     Inc.                                     Investment Management Inc.
Goldman Sachs Midcap Value          New England Investment Management,       Goldman Sachs Asset Management
                                    Inc.
Davis Venture Value                 New England Investment Management,       Davis Selected Advisers, L.P.**
                                    Inc.
Alger Equity Growth                 New England Investment Management,       Fred Alger Management, Inc.
                                    Inc.
MFS Investors                       New England Investment Management,       Massachusetts Financial Services
                                    Inc.                                     Company
MFS Research Managers               New England Investment Management,       Massachusetts Financial Services
                                    Inc.                                     Company

------------
  * An affiliate of NELICO
 ** Davis Selected may also delegate any of its responsibilities to Davis
    Selected Advisers--NY, Inc., a wholly-owned subsidiary of Davis Selected.


In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Goldman Sachs Midcap Value Series and Loomis Sayles Small Cap Series, New England Investment Management became the adviser on May 1, 1995. The Morgan Stanley International Magnum Equity Series' sub-adviser was Draycott Partners until May 1, 1997, when Morgan Stanley Dean Witter Investment Management became the sub-adviser. The Goldman Sachs Midcap Value Series' sub-adviser was Loomis, Sayles until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser. For more information about the Series' advisory agreements, see the Zenith Fund prospectus attached at the end of this prospectus and the Zenith Fund's Statement of Additional Information.


Fidelity Management & Research Company ("FMR") is the investment adviser for VIP and VIP II. For more information regarding the VIP Equity-Income, VIP Overseas, VIP High Income and VIP II Asset Manager Portfolios and FMR, see the VIP and VIP II prospectuses attached at the end of this prospectus and their Statements of Additional Information.


                               THE FIXED ACCOUNT

    THE POLICY HAS A FIXED ACCOUNT OPTION ONLY IN STATES THAT APPROVE IT.

You may allocate net premiums and transfer cash value to the Fixed Account, which is part of NELICO's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

GENERAL DESCRIPTION

Our general account includes all of our assets, except assets in the Variable Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the Fixed Account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 4%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.

We can change our Fixed Account interest crediting procedures. Currently, all cash value in the Fixed Account on a Policy anniversary earns interest at the declared annual rate in effect on the anniversary until the next Policy anniversary, when it is credited with our current rate. (Although our current practice is to credit your entire Fixed Account cash value on a Policy anniversary with our current annual rate until the next anniversary, we can select any portion, from 0% to 100%, of your Fixed Account cash value on a Policy anniversary to earn interest at our current rate until the next Policy anniversary, unless otherwise required by state law.) Any net premiums allocated or cash value transferred to the Fixed Account on a date other than a Policy anniversary earn interest at our current rate until the next Policy anniversary. The effective interest rate is a weighted average of all the Fixed Account rates for your Policy.

After the Policy has been in force for ten years, if we set an interest rate for the Fixed Account that is higher than 4%, that rate will be increased for the Policy by at least 0.45%.

VALUES AND BENEFITS

Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial surrenders made from the Fixed Account, charges, and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's sub-accounts in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value".) A Policy's total cash value includes cash value in the Variable Account, the Fixed Account, and any cash value held in our general account (but outside of the Fixed Account) due to a Policy loan.

Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Variable Account. (See "Death Benefit".)

POLICY TRANSACTIONS

We can restrict allocations and transfers to the Fixed Account if the effective annual rate of interest on the amount would be 4%. Otherwise, the requirements for Fixed Account and Variable Account allocations are the same. (See "Allocation of Net Premiums".)

Except as described below, the Fixed Account has the same rights and limitations about premium allocations, transfers, loans, surrenders and partial surrenders as the Variable Account. (See "Other Policy Features".) The following special rules apply to the Fixed Account.

TRANSFERS FROM THE FIXED ACCOUNT TO THE VARIABLE ACCOUNT ARE ALLOWED ONLY ONCE IN EACH POLICY YEAR. WE PROCESS A TRANSFER FROM THE FIXED ACCOUNT IF WE RECEIVE THE TRANSFER REQUEST WITHIN 30 DAYS AFTER THE POLICY ANNIVERSARY. WE MAKE THE TRANSFER AS OF THE DATE WE RECEIVE THE TRANSFER REQUEST AT OUR HOME OFFICE.

EXCEPT WITH OUR CONSENT, THE AMOUNT OF CASH VALUE YOU MAY TRANSFER FROM THE FIXED ACCOUNT IS LIMITED TO THE GREATER OF 25% OF THE POLICY'S CASH VALUE IN THE FIXED ACCOUNT ON THE TRANSFER DATE OR THE AMOUNT OF CASH VALUE TRANSFERRED FROM THE FIXED ACCOUNT IN THE PRECEDING POLICY YEAR. Regardless of these limits, if a transfer of cash value from the Fixed Account would reduce the remaining cash value in the Fixed Account below $100, you may transfer the entire amount of Fixed Account cash value. The total number of transfers among sub-accounts and from the sub-accounts to the Fixed Account may not exceed four in one Policy year without our consent. We currently do not limit the number of these transfers in a Policy year.

Unless you request otherwise, a Policy loan reduces the Policy's cash value in the sub-accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts for the loan, we take the balance from the Fixed Account. We allocate all loan repayments first to the outstanding loan balance attributable to the Fixed Account. The amount removed from the Policy's sub-accounts and the Fixed Account as a result of a loan earns interest at an effective rate of at least 4% per year, which we credit annually to the Policy's cash value in the sub-accounts and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

Unless you request otherwise, we take partial surrenders only from the Policy's sub-accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts for the partial surrender, we take the balance from the Fixed Account.

We can delay transfers, surrenders, and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                        NELICO'S DISTRIBUTION AGREEMENT

We sell the Policies through licensed insurance agents. These agents are also registered representatives of New England Securities Corporation ("New England Securities"). New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly-owned subsidiary of NELICO, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

New England Securities, 399 Boylston Street, Boston, Massachusetts 02116, also serves as the principal underwriter for the Policies under a Distribution Agreement with NELICO. Under the Distribution Agreement, we pay the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies.


We pay the following commissions and/or service fees to the selling agent: a maximum of 50% of the Target Premium paid in the first Policy year; 5% in Policy years two through ten; and 3% thereafter. Agents receive a commission of 3% of each payment in excess of the Target Premium in any year. Agents may elect to receive commissions equal to a maximum of .16% of cash value, instead of premium-based compensation, beginning in Policy year 11. Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation. Agents may receive a portion of the general agent's expense reimbursement allowance.



New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, premium-based commissions paid to the broker-dealer on behalf of the registered representative will not exceed those listed above. A registered representative may choose a combination of premium-based and cash value-based compensation. In that case, the registered representative will receive maximum premium-based commissions up to the amounts listed above in Policy years one through ten, plus a maximum of
 .30% of cash value in Policy years two through ten and .09% thereafter. We may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic commission for the particular Policy year. We pay commissions through the registered broker-dealer, and may also pay additional compensation to the broker dealer and/or reimburse it for portions of Policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.


                LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY

NOTIFICATION OF FIRST DEATH

Generally, we can challenge the validity of your Policy or a rider during either insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years (during either insured's lifetime) from the premium payment. However, if either insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time, based on misrepresentations relating to that insured.

You should notify us immediately upon the first death of an insured under the Policy. Even if premiums continue to be paid after the first death, we generally can contest the Policy or limit benefits under the suicide provision (described below) and terminate the Policy at any time, even beyond the two-year period, if we were not notified of a death that occurred during the period of contestability. Policies issued in New York are not contestable after they have been in force for two years during the life of either insured.

MISSTATEMENT OF AGE OR SEX

If either insured's age or sex is misstated in the application, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insureds' correct ages and, if the Policy is sex-based, correct sexes.

SUICIDE

If either of the insureds dies by suicide within two years (or less, if required by state law) from the date of issue, the death benefit is limited to premiums paid, less any policy loan balance and partial surrenders (more in some states). The Policy will terminate as of the date of the first death by suicide.

An eligible insured, if age 75 or younger, can request a new single life variable life insurance policy, with the same face amount as the original Policy, within 60 days of the date of the suicide. An eligible insured over age 75 may request a single life ordinary (not variable) life policy. Contact us or your registered representative for more information.

                               TAX CONSIDERATIONS

INTRODUCTION

The following summary provides a general description of the Federal income tax considerations associated with the Policies and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that it is reasonable to conclude that the Policies will satisfy the applicable requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policy Owner to allocate payments and cash values, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Policy Owners investment control over Variable Account assets, we reserve the right to modify the Policies as necessary to prevent a Policy Owner from being treated as the owner of the Variable Account assets supporting the Policies.

In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Eligible Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy at any time below the lowest level of death benefit provided during the first seven Policy years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT
CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

        (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

        (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a Modified Endowment Contract should generally not be treated as a taxable distribution. A tax adviser should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate Premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

POLICY LOANS. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by NELICO (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

TAX TREATMENT OF POLICY SPLIT. The policy split rider permits a Policy to be split into two individual Policies. It is not clear whether exercising the policy split rider will be treated as a taxable transaction or whether the individual Policies that result would be classified as Modified Endowment Contracts. A competent tax advisor should be consulted before exercising the policy split rider.

OTHER POLICY OWNER TAX MATTERS. Federal and state estate, inheritance, transfer, and other tax consequences depend on the individual circumstances of each Policy Owner or beneficiary.

The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Policy Owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

NELICO'S INCOME TAXES

Under current Federal income tax law NELICO is not taxed on the Variable Account's operations. Thus, currently we do not deduct a charge from the Variable Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Variable Account for any future Federal income taxes we may incur.

Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                                   MANAGEMENT

The directors and executive officers of NELICO and their principal business experience during the past five years are:

                              DIRECTORS OF NELICO


        NAME AND PRINCIPAL                           PRINCIPAL BUSINESS EXPERIENCE
         BUSINESS ADDRESS                              DURING THE PAST FIVE YEARS
        ------------------                           -----------------------------
James M. Benson...................    Chairman, President and Chief Executive Officer of NELICO
                                      since 1998 and President, Individual Business of
                                        Metropolitan Life Insurance Company since 1999; formerly,
                                        Director, President and Chief Operating Officer 1997-1998
                                        of NELICO; President and Chief Executive Officer 1996-1997
                                        of Equitable Life Assurance Society; President and Chief
                                        Operating Officer 1996-1997 of Equitable Companies, Inc.;
                                        President and Chief Operating Officer 1994-1996 of
                                        Equitable Life Assurance Society.
Robert H. Benmosche...............    Director of NELICO since 1998 and Chairman, President and
  Metropolitan Life Insurance Co.     Chief Executive Officer of Metropolitan Life Insurance
  One Madison Avenue                    Company since 1998; formerly, Director, President and
  New York, New York 10010              Chief Operating Officer 1997-1998; Executive Vice
                                        President 1995-1997 of Metropolitan Life; Executive Vice
                                        President 1989-1995 of Paine Webber.
Susan C. Crampton.................    Director of NELICO since 1996 and serves as Principal of The
  6 Tarbox Road                       Vermont Partnership, a business consulting firm located in
  Jericho, VT 05465                     Jericho, Vermont since 1989; formerly, Director 1989-1996
                                        of New England Mutual.
Edward A. Fox.....................    Director of NELICO since 1996 and Chairman of the Board of
  RR Box 67-15                        SLM Holdings since 1997; formerly, Director 1994-1996 of New
  Harborside, ME 04642                  England Mutual.
George J. Goodman.................    Director of NELICO since 1996 and author, television
  Adam Smith's Global Television      journalist, and editor.
  50th Floor, Craig Drill Capital
  General Motors Building
  767 Fifth Street
  New York, NY 10153
Dr. Evelyn E. Handler.............    Director of NELICO since 1996 and President of Merrimack
  Ten Sterling Place                  Higher Education Associates, Inc. since 1998; formerly
  Bow, NH 03304                         Director 1987-1996 of New England Mutual and Executive
                                        Director and Chief Executive Officer 1994-1997 of the
                                        California Academy of Sciences.
Philip K. Howard, Esq.............    Director of NELICO since 1996 and Partner of the law firm of
  Covington & Burling                 Covington & Burling, (formerly, Howard, Smith & Levin LLP)
  1330 Avenue of the Americas           in New York City.
  New York, NY 10019
Bernard A. Leventhal..............    Director of NELICO since 1996; formerly, Vice Chairman of
  Burlington Industries               the Board of Directors 1995-1998 of Burlington Industries,
  1345 Avenue of the Americas           Inc.; Director and Executive Vice President 1993-1995 of
  New York, NY 10105                    Burlington Menswear Division.
Thomas J. May.....................    Director of NELICO since 1996 and Chairman, President and
  Boston Edison Company               Chief Executive Officer of Boston Edison Company since 1994;
  800 Boylston Street                   formerly, Director 1994-1996 of New England Mutual.
  Boston, MA 02199
Stewart G. Nagler.................    Director of NELICO since 1996 and Vice Chairman of Board and
  Metropolitan Life Insurance Co.     Chief Financial Officer of Metropolitan Life Insurance
  One Madison Avenue                    Company since 1998; formerly, Senior Executive Vice
  New York, NY 10010                    President and Chief Financial Officer 1986-1998 of
                                        Metropolitan Life Insurance Company.

        NAME AND PRINCIPAL                           PRINCIPAL BUSINESS EXPERIENCE
         BUSINESS ADDRESS                              DURING THE PAST FIVE YEARS
        ------------------                           -----------------------------
Catherine A. Rein.................    Director of NELICO since 1998 and President and Chief
  Metropolitan Property and           Executive Officer of Metropolitan Property and Casualty
  Casualty Insurance Company            Insurance Company since 1999; formerly, Senior Executive
  700 Quaker Lane                       Vice President 1998-1999; Executive Vice President
  Warwick, RI 02887                     1989-1998 of Metropolitan Life Insurance Company.
Rand N. Stowell...................    Director of NELICO since 1996 and President of Randwell Co.;
  P.O. Box 60                         formerly, President of United Timber Corp. of Weld, Maine
  Weld, ME 04285                        and Director 1990-1996 of New England Mutual.
Alexander B. Trowbridge...........    Director of NELICO since 1996 and President of Trowbridge
  Trowbridge Partners Inc.            Partners, Inc. in Washington, DC; formerly, Director
  1317 F Street, NW, Suite 500          1983-1996 of New England Mutual.
  Washington, D.C. 20004


                          EXECUTIVE OFFICERS OF NELICO
                              OTHER THAN DIRECTORS

                                                     PRINCIPAL BUSINESS EXPERIENCE
               NAME                                    DURING THE PAST FIVE YEARS
               ----                                  -----------------------------
James M. Benson...................    See Directors above.
David W. Allen....................    Senior Vice President of NELICO since 1996; formerly, Senior
                                      Vice President 1994-1996 of New England Mutual.
A. Frank Beaz.....................    Executive Vice President of NELICO since 1999; formerly,
                                      Senior Vice President 1998-1999 of NELICO; Chief
                                        Administrative Officer and Senior Vice President 1997-1998
                                        of Equitable Distributors and Senior Vice President
                                        1994-1997 of the Equitable Life Insurance Companies.
Pauline V. Belisle................    Senior Vice President of NELICO since 1996; formerly, Senior
                                      Vice President 1994-1996 of New England Mutual.
Mary Ann Brown....................    President, New England Products and Services (a business
                                      unit of NELICO) since 1998; formerly, Director, Worldwide
                                        Life Insurance 1997-1998 of Swiss Reinsurance New Markets;
                                        President & Chief Executive Officer 1996-1998 of Atlantic
                                        International Reinsurance Company; Executive Vice
                                        President 1996-1997 of Swiss Re Atrium and Swiss Re
                                        Services and Principal 1987-1996 of Tillinghast/ Towers
                                        Perrin.
Anthony J. Candito................    President, NEF Information Services (a business unit of
                                      NELICO) and Chief Information Officer since 1998; formerly,
                                        Senior Vice President 1996-1998 of NELICO; Senior Vice
                                        President 1995-1996 and Vice President 1994-1995 of New
                                        England Mutual.
Anne Marie Faria..................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1990-1996 of New England Mutual.
Thom A. Faria.....................    President, Career Agency System (a business unit of NELICO)
                                      since 1996; formerly, Executive Vice President in 1996,
                                        Senior Vice President 1993-1996 of New England Mutual.
Anne M. Goggin....................    Senior Vice President and Associate General Counsel of
                                      NELICO since 1997; formerly, Vice President and Counsel of
                                        NELICO in 1996, Vice President and Counsel 1994-1996 of
                                        New England Mutual.
Daniel D. Jordan..................    Second Vice President, Counsel, Secretary and Clerk since
                                      1996; formerly, Counsel and Assistant Secretary 1990-1996 of
                                        New England Mutual.
Alan C. Leland, Jr................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1984-1996 of New England Mutual.
George J. Maloof..................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1991-1996 of New England Mutual.
Kenneth D. Martinelli.............    Senior Vice President of NELICO since 1999; formerly, Vice
                                      President 1997-1999 of NELICO and Vice President 1994-1997
                                        of The Equitable Life Assurance Company.
Thomas W. McConnell...............    Senior Vice President of NELICO since 1996 and Director,
                                      Chief Executive Officer and President of New England
                                        Securities Corporation since 1993.
Hugh C. McHaffie..................    Senior Vice President of NELICO since 1999; formerly, Vice
                                      President 1994-1999 of Manufacturers Life Insurance Company
                                        of North America.

                                                     PRINCIPAL BUSINESS EXPERIENCE
               NAME                                    DURING THE PAST FIVE YEARS
               ----                                  -----------------------------
Stephen J. McLaughlin.............    Senior Vice President of NELICO since 1999; formerly, Vice
                                      President 1996-1999 of NELICO and Vice President 1994-1996
                                        of New England Mutual.
Thomas W. Moore...................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1990-1996 of New England Mutual.
Richard A. Robinson...............    Second Vice President and chief accounting officer of NELICO since 1998; formerly, Second Vice President 1997-1998 of
                                        NELICO; Manager of Life Insurance Accounting 1994-1997 of
                                        Liberty Life Assurance Company.
David Y. Rogers...................    Executive Vice President and Chief Financial Officer of
                                      NELICO since 1999; formerly, Partner, Actuarial Consulting
                                        1992-1999 of Price Waterhouse Coopers LLP.
John G. Small, Jr.................    President, New England Services (a business unit of NELICO)
                                      since 1997; formerly, Senior Vice President 1996-1997 of
                                        NELICO and Senior Vice President 1990-1996 of New England
                                        Mutual.
H. James Wilson...................    Executive Vice President and General Counsel of NELICO since
                                      1996; formerly, Executive Vice President and General Counsel
                                        1993-1996 of New England Mutual.
John W. Wright....................    President, New England Financial Employee Benefits Group (a
                                      business unit of NELICO) since 1996; formerly, President
                                        1993-1996 of New England Employee Benefits Group (a
                                        business unit of New England Mutual).


The principal business address for each of the directors and officers is the same as NELICO's except where indicated.


                                 VOTING RIGHTS

We own the Eligible Fund shares held in the Variable Account and vote those shares at meetings of the Eligible Fund shareholders. Under Federal securities law, you currently have the right to instruct us how to vote shares that are attributable to your Policy.

Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies are determined as of the meeting record date. If we do not receive timely instructions, we will vote shares in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote for, against, or withhold votes on a proposition, bears to
(ii) the total cash value in that sub-account for all policies for which we receive voting instructions. No voting privileges apply to the Fixed Account or to cash value removed from the Variable Account due to a Policy loan.

We will vote all Eligible Fund shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

The Eligible Funds' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of an Eligible Fund, or differences in voting instructions given by variable life and variable annuity contract owners. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected sub-accounts from the Eligible Fund(s), if necessary. If we believe any Eligible Fund action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that we may be unable to remedy.

We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of an Eligible Fund portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with a sub-account's investment objectives. If we do disregard voting instructions, the next annual report to Policy Owners will include a summary of that action and the reasons for it.

                           RIGHTS RESERVED BY NELICO

We and our affiliates may change the voting procedures described above, and vote Eligible Fund shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add sub-accounts; (2) to combine sub-accounts; (3) to invest sub-account assets as a substitute for Eligible Fund shares, to close a sub-account, or to transfer assets to our general account as permitted by applicable law; (4) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form; and (5) to deregister the Variable Account under the Investment Company Act of 1940. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.

                               TOLL-FREE NUMBERS

For information about historical values of the Variable Account sub-accounts, call 1-800-333-2501.

For sub-account transfers, premium reallocations, or Statements of Additional Information for the Eligible Funds, call 1-800-200-2214.

You may also call our Client TeleService Center at 1-800-388-4000 to request current information about your Policy values, to change or update Policy information such as your address, billing mode, beneficiary or ownership, or to request Policy loans of less than $25,000. Requests must be in writing if the Policy is owned by a corporation or a pension trust.

For all other Policy changes, please contact your registered representative.

                                    REPORTS

We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, sub-account transfers, lapses, surrenders and other Policy transactions when they occur.

You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.

                             ADVERTISING PRACTICES

Professional organizations may endorse the Policies. We may use such endorsements in Policy sales material. We may pay the professional organization for the use of its customer or mailing lists to distribute Policy promotional materials. An endorsement by a third party does not predict the future performance of the Policies.


Articles discussing the Variable Account's investment performance, rankings and other characteristics may appear in publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. We may use references to, or reprints of such articles or rankings as sales material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience. We may also use "unit values" to provide information about the Variable Account's investment performance in this prospectus, marketing materials, and historical illustrations.


Publications may use articles and releases, developed by NELICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds. We may use references to or reprints of such articles in sales material for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style, and include excerpts from media articles.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

Policy sales material may refer to historical, current and prospective economic trends. In addition, sales material may discuss topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

Legal matters in connection with the Policies described in this prospectus have been passed on by H. James Wilson, General Counsel of NELICO. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to the Federal securities laws.

                             REGISTRATION STATEMENT

This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                    EXPERTS

The financial statements of New England Variable Life Separate Account of New England Life Insurance Company ("NELICO") and the consolidated financial statements of NELICO and subsidiaries included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Rodney J. Chandler, F.S.A., M.A.A.A., Second Vice President and Actuary of NELICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                   APPENDIX A

                        ILLUSTRATIONS OF DEATH BENEFITS,
        CASH VALUES, NET CASH VALUES AND ACCUMULATED SCHEDULED PREMIUMS

The tables in Appendix A illustrate the way the Policies work. They show how the death benefit, net cash value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on face amounts of $250,000 and $1,000,000 and the Option 1 death benefit for a male and a female, both aged 55. The insureds are each assumed to be in the nonsmoker aggregate risk classification for the $250,000 face amount and the nonsmoker preferred risk classification for the $1,000,000 face amount. The Tables assume no rider benefits. Values are first given based on current mortality and other Policy charges and then based on guaranteed mortality and other Policy charges.

The illustrated death benefits, net cash values and cash values for a Policy would be different, either higher or lower, from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average during the period, if premiums were paid in other amounts or at other than annual intervals. They would also be different depending on the allocation of cash value among the Variable Account's sub-accounts, if the actual gross rate of return for all sub-accounts averaged 0%, 6% or 12%, but varied above or below that average for individual sub-accounts. They would also differ if a Policy loan or partial surrender were made during the period of time illustrated, if either or both insureds were in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown on particular illustrations even if the average rate of return is achieved.

The death benefits, net cash values and cash values shown in the tables reflect:
(i) deductions from premiums for the sales charge and state and federal premium tax charge; and (ii) a Monthly Deduction (consisting of a Policy fee, a mortality and expense risk charge, an administrative charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The net cash values reflect a Surrender Charge that is deducted from the cash value upon surrender, face reduction or lapse during the first 15 Policy years. (See "Charges and Expenses".) The illustrations reflect an average of the investment advisory fees and operating expenses of the Eligible Funds, at an annual rate of .76% of the average daily net assets of the Eligible Funds. This average reflects voluntary expense cap and expense deferral arrangements between New England Investment Management and the Zenith Fund that New England Investment Management could terminate at any time.

Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.76%, 5.20%, and 11.15%, respectively.

The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, of 5% per year, compounded annually.

The internal rate of return on net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each Policy year.

If you request, we will furnish a personalized illustration reflecting the proposed insureds' age, sex, underwriting classification, and the death benefit option and face amount or premium payment schedule requested. Where applicable, we will also furnish on request an illustration for a Policy which is not affected by the sex of the insureds.

                       MALE AND FEMALE BOTH ISSUE AGE 55
        $4,000 ANNUAL PREMIUM FOR NON-SMOKER AGGREGATE UNDERWRITING RISK
                              $250,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                               DEATH BENEFIT                 NET CASH VALUE                 CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL         ASSUMING HYPOTHETICAL        ASSUMING HYPOTHETICAL
         ACCUMULATED           GROSS ANNUAL                   GROSS ANNUAL                 GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF             RATE OF RETURN OF            RATE OF RETURN OF
POLICY    INTEREST     -----------------------------   --------------------------   --------------------------
 YEAR     PER YEAR       0%        6%         12%        0%       6%        12%       0%       6%        12%
------   -----------     --        --         ---        --       --        ---       --       --        ---
1            4,200     250,000   250,000     250,000        0         0         0    2,454     2,611     2,768
2            8,610     250,000   250,000     250,000    2,335     2,834     3,350    5,401     5,899     6,416
3           13,241     250,000   250,000     250,000    5,437     6,464     7,570    8,267     9,294    10,400
4           18,103     250,000   250,000     250,000    8,596    10,348    12,307   11,190    12,942    14,901
5           23,208     250,000   250,000     250,000   11,661    14,341    17,454   14,019    16,699    19,813
6           28,568     250,000   250,000     250,000   14,626    18,440    23,047   16,748    20,563    25,169
7           34,196     250,000   250,000     250,000   17,481    22,639    29,120   19,368    24,526    31,006
8           40,106     250,000   250,000     250,000   20,214    26,930    35,711   21,865    28,580    37,362
9           46,312     250,000   250,000     250,000   22,808    31,297    42,858   24,223    32,712    44,273
10          52,827     250,000   250,000     250,000   25,240    35,724    50,602   26,420    36,903    51,781
15          90,630     250,000   250,000     250,000   39,216    63,819   106,871   39,216    63,819   106,871
20         138,877     250,000   250,000     250,000   52,011    98,939   200,258   52,011    98,939   200,258
25         200,454     250,000   250,000     373,374   60,380   140,760   355,594   60,380   140,760   355,594
30         279,043     250,000   250,000     787,023   58,270   189,999   605,403   58,270   189,999   605,403
35         379,345     250,000   360,011   1,424,325   33,682   240,008   949,550   33,682   240,008   949,550

          INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
             ON NET CASH VALUE               ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ------------------------------
 YEAR     0%        6%        12%        0%         6%        12%
------    --        --        ---        --         --        ---
1       -100.00   -100.00   -100.00   6,149.98   6,149.98   6,149.98
2        -58.69    -52.10    -45.71     642.15     642.15     642.15
3        -34.66    -27.89    -21.33     258.47     258.47     258.47
4        -23.36    -16.69    -10.23     148.92     148.92     148.92
5        -17.47    -10.89     -4.50     100.39     100.39     100.39
6        -14.01     -7.49     -1.16      73.77      73.77      73.77
7        -11.80     -5.32      0.98      57.22      57.22      57.22
8        -10.32     -3.85      2.43      46.06      46.06      46.06
9         -9.30     -2.81      3.47      38.07      38.07      38.07
10        -8.58     -2.07      4.23      32.11      32.11      32.11
15        -5.53      0.77      6.93      16.46      16.46      16.46
20        -4.31      1.98      8.11       9.93       9.93       9.93
25        -4.15      2.54      8.76       6.48       6.48       9.07
30        -5.19      2.82      9.09       4.39       4.39      10.42
35       -10.41      2.82      9.04       3.02       4.76      10.74


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       MALE AND FEMALE BOTH ISSUE AGE 55
        $4,000 ANNUAL PREMIUM FOR NON-SMOKER AGGREGATE UNDERWRITING RISK
                              $250,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                               DEATH BENEFIT                   NET CASH VALUE                   CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                   GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF               RATE OF RETURN OF              RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   ----------------------------   ----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%        6%        12%        0%        6%        12%
------   -----------      --         --        ---        --        --        ---        --        --        ---
   1         4,200      250,000    250,000    250,000         0         0          0     2,401     2,556      2,711
   2         8,610      250,000    250,000    250,000     2,229     2,721      3,230     5,295     5,786      6,296
   3        13,241      250,000    250,000    250,000     5,279     6,291      7,381     8,109     9,121     10,211
   4        18,103      250,000    250,000    250,000     8,386    10,112     12,042    10,981    12,706     14,636
   5        23,208      250,000    250,000    250,000    11,402    14,040     17,105    13,760    16,398     19,463
   6        28,568      250,000    250,000    250,000    14,317    18,070     22,604    16,440    20,193     24,727
   7        34,196      250,000    250,000    250,000    17,124    22,198     28,575    19,010    24,085     30,462
   8        40,106      250,000    250,000    250,000    19,808    26,413     35,053    21,459    28,064     36,704
   9        46,312      250,000    250,000    250,000    22,354    30,702     42,075    23,769    32,117     43,490
  10        52,827      250,000    250,000    250,000    24,739    35,047     49,680    25,919    36,226     50,859
  15        90,630      250,000    250,000    250,000    35,528    59,791    102,443    35,528    59,791    102,443
  20       138,877      250,000    250,000    250,000    35,899    81,823    184,500    35,899    81,823    184,500
  25       200,454      250,000    250,000    340,980    13,347    92,809    324,743    13,347    92,809    324,743
  30       279,043                 250,000    688,258              68,875    529,429              68,875    529,429
  35       379,345                            994,635                        663,090                        663,090

          INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
             ON NET CASH VALUE               ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ------------------------------
 YEAR     0%        6%        12%        0%         6%        12%
------    --        --        ---        --         --        ---
   1    -100.00%  -100.00%  -100.00%  6,149.98%  6,149.98%  6,149.98%
   2     -60.15    -53.55    -47.16     642.15     642.15     642.15
   3     -35.78    -28.98    -22.40     258.47     258.47     258.47
   4     -24.23    -17.53    -11.05     148.92     148.92     148.92
   5     -18.18    -11.57     -5.17     100.39     100.39     100.39
   6     -14.61     -8.06     -1.71      73.77      73.77      73.77
   7     -12.32     -5.81      0.51      57.22      57.22      57.22
   8     -10.79     -4.28      2.02      46.06      46.06      46.06
   9      -9.72     -3.20      3.10      38.07      38.07      38.07
  10      -8.97     -2.42      3.90      32.11      32.11      32.11
  15      -6.89     -0.04      6.44      16.46      16.46      16.46
  20      -8.46      0.21      7.42       9.93       9.93       9.93
  25     -23.03     -0.58      8.18       6.48       6.48       8.49
  30                -3.88      8.41                  4.39       9.75
  35                           7.50                             9.24


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       MALE AND FEMALE BOTH ISSUE AGE 55
       $16,000 ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK
                             $1,000,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                                 DEATH BENEFIT                         NET CASH VALUE                   CASH VALUE
          PREMIUMS           ASSUMING HYPOTHETICAL                 ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL
         ACCUMULATED              GROSS ANNUAL                          GROSS ANNUAL                   GROSS ANNUAL    G
END OF      AT 5%              RATE OF RETURN OF                     RATE OF RETURN OF               RATE OF RETURN ORAT
POLICY    INTEREST     ----------------------------------   ------------------------------------   ---------------------
 YEAR     PER YEAR         0%           6%         12%          0%           6%          12%          0%          6%
------   -----------       --           --         ---          --           --          ---          --          --
1            16,800     1,000,000    1,000,000   1,000,000           0            0            0     10,192       10,832
2            34,440     1,000,000    1,000,000   1,000,000      10,457       12,521       14,657     22,721       24,784
3            52,962     1,000,000    1,000,000   1,000,000      23,594       27,877       32,482     34,914       39,197
4            72,410     1,000,000    1,000,000   1,000,000      36,996       44,331       52,521     47,372       54,707
5            92,831     1,000,000    1,000,000   1,000,000      50,012       61,263       74,315     59,446       70,696
6           114,272     1,000,000    1,000,000   1,000,000      62,616       78,661       98,014     71,106       87,150
7           136,786     1,000,000    1,000,000   1,000,000      74,771       96,505      123,775     82,317      104,051
8           160,425     1,000,000    1,000,000   1,000,000      86,427      114,761      151,762     93,030      121,364
9           185,246     1,000,000    1,000,000   1,000,000      97,516      133,378      182,145    103,176      139,038
10          211,309     1,000,000    1,000,000   1,000,000     109,182      153,498      216,270    113,898      158,215
15          362,520     1,000,000    1,000,000   1,000,000     175,507      281,144      464,248    175,507      281,144
20          555,508     1,000,000    1,000,000   1,000,000     230,166      433,176      866,621    230,166      433,176
25          801,815     1,000,000    1,000,000   1,611,514     269,805      617,499    1,534,776    269,805      617,499
30        1,116,173     1,000,000    1,092,082   3,396,783     272,464      840,063    2,612,910    272,464      840,063
35        1,517,381     1,000,000    1,596,699   6,194,064     199,255    1,064,466    4,129,376    199,255    1,064,466

                 CASH VALUE        INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
      NG HYPOTHETICAL
                GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF        RATE OF RETURN OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY        ----------------   ---------------------------   ------------------------------
 YEAR                  12%         0%        6%        12%        0%         6%        12%
------                 ---         --        --        ---        --         --        ---
1                       11,472   -100.00%  -100.00%  -100.00%  6,150.00%  6,150.00%  6,150.00%
2                       26,920    -54.94    -48.39    -42.02     642.15     642.15     642.15
3                       43,802    -31.53    -24.81    -18.29     258.47     258.47     258.47
4                       62,897    -20.76    -14.16     -7.75     148.92     148.92     148.92
5                       83,749    -15.27     -8.77     -2.45     100.39     100.39     100.39
6                      106,504    -12.10     -5.67      0.59      73.77      73.77      73.77
7                      131,321    -10.12     -3.72      2.50      57.22      57.22      57.22
8                      158,365     -8.81     -2.43      3.77      46.06      46.06      46.06
9                      187,805     -7.92     -1.54      4.67      38.07      38.07      38.07
10                     220,987     -7.09     -0.76      5.41      32.11      32.11      32.11
15                     464,248     -4.03      1.95      7.88      16.46      16.46      16.46
20                     866,621     -3.26      2.80      8.76       9.93       9.93       9.93
25                   1,534,776     -3.19      3.19      9.24       6.48       6.48       9.55
30                   2,612,910     -3.96      3.40      9.48       4.39       4.88      10.80
35                   4,129,376     -6.86      3.32      9.39       3.02       5.23      11.09


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       MALE AND FEMALE BOTH ISSUE AGE 55
       $16,000 ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK
                             $1,000,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                                  DEATH BENEFIT                        NET CASH VALUE                       CASH VALUE
          PREMIUMS            ASSUMING HYPOTHETICAL                ASSUMING HYPOTHETICAL              ASSUMING HYPOTHETICAL
         ACCUMULATED               GROSS ANNUAL                         GROSS ANNUAL                       GROSS ANNUAL
END OF      AT 5%               RATE OF RETURN OF                    RATE OF RETURN OF                  RATE OF RETURN OF
POLICY    INTEREST     ------------------------------------   --------------------------------   --------------------------------
 YEAR     PER YEAR         0%           6%          12%          0%         6%         12%          0%         6%         12%
------   -----------       --           --          ---          --         --         ---          --         --         ---
1            16,800     1,000,000    1,000,000    1,000,000          0          0            0     10,049     10,684       11,320
2            34,440     1,000,000    1,000,000    1,000,000     10,174     12,219       14,338     22,437     24,483       26,601
3            52,962     1,000,000    1,000,000    1,000,000     23,172     27,416       31,978     34,492     38,736       43,298
4            72,410     1,000,000    1,000,000    1,000,000     36,438     43,702       51,814     46,815     54,079       62,190
5            92,831     1,000,000    1,000,000    1,000,000     49,321     60,459       73,384     58,754     69,893       82,817
6           114,272     1,000,000    1,000,000    1,000,000     61,792     77,675       96,835     70,282     86,165      105,325
7           136,786     1,000,000    1,000,000    1,000,000     73,817     95,328      122,322     81,363    102,875      129,869
8           160,425     1,000,000    1,000,000    1,000,000     85,344    113,385      150,008     91,947    119,988      156,611
9           185,246     1,000,000    1,000,000    1,000,000     96,306    131,793      180,057    101,966    137,453      185,717
10          211,309     1,000,000    1,000,000    1,000,000    106,621    150,487      212,649    111,338    155,203      217,366
15          362,520     1,000,000    1,000,000    1,000,000    151,969    255,334      436,799    151,969    255,334      436,799
20          555,508     1,000,000    1,000,000    1,000,000    156,054    352,051      789,441    156,054    352,051      789,441
25          801,815     1,000,000    1,000,000    1,460,987     69,977    411,387    1,391,416     69,977    411,387    1,391,416
30        1,116,173                  1,000,000    2,944,654               352,673    2,265,119               352,673    2,265,119
35        1,517,381                               4,251,573                          2,834,382                          2,834,382

          INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
             ON NET CASH VALUE               ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ------------------------------
 YEAR     0%        6%        12%        0%         6%        12%
------    --        --        ---        --         --        ---
1       -100.00%  -100.00%  -100.00%  6,150.00%  6,150.00%  6,150.00%
2        -55.88    -49.32    -42.94     642.15     642.15     642.15
3        -32.23    -25.50    -18.98     258.47     258.47     258.47
4        -21.30    -14.69     -8.27     148.92     148.92     148.92
5        -15.71     -9.19     -2.86     100.39     100.39     100.39
6        -12.47     -6.02      0.25      73.77      73.77      73.77
7        -10.44     -4.03      2.20      57.22      57.22      57.22
8         -9.09     -2.70      3.52      46.06      46.06      46.06
9         -8.17     -1.78      4.44      38.07      38.07      38.07
10        -7.54     -1.12      5.11      32.11      32.11      32.11
15        -5.96      0.77      7.18      16.46      16.46      16.46
20        -7.48      0.90      7.99       9.93       9.93       9.93
25       -18.52      0.22      8.62       6.48       6.48       8.93
30                  -2.07      8.75                  4.39      10.09
35                             7.79                             9.52


IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX B

                       INVESTMENT EXPERIENCE INFORMATION

This Appendix gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not predict future performance.


The Policies became available in April, 2000. The Zenith Fund and the Variable Account commenced operations on August 26, 1983. The Westpeak Stock Index and Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Growth and Income Series and Goldman Sachs Midcap Value Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series commenced operations on May 2, 1994 and was made available to the Variable Account on December 19, 1994. The MFS Investor Series and MFS Research Managers Series of the Zenith Fund commenced operations on April 30, 1999. The remaining Zenith Fund series shown in this Appendix commenced operations on October 31, 1994 and were made available to the Variable Account on May 1, 1995. The VIP Equity-Income Portfolio and VIP Overseas Portfolio commenced operations on October 9, 1986 and January 28, 1987, respectively, and were added as investment options of the Variable Account on April 30, 1993. The VIP High Income Portfolio and the VIP II Asset Manager Portfolio commenced operations on September 19, 1985 and September 6, 1989, respectively, and were added as investment options of the Variable Account on December 19, 1994.


We base the illustrations on the actual investment experience of the relevant Eligible Funds for the periods shown (net of actual charges and expenses incurred by the Eligible Funds). The illustrations assume that premiums are paid at the beginning of each year and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

Many factors other than investment experience affect Policy values and benefits. These investment experience figures do not reflect the charges deducted from premiums and Monthly Deductions from the cash value. (See "Charges and Expenses".)

NET RATES OF RETURN

The annual net rate is the effective earnings rate at which the investment sub-accounts increased or decreased over a one year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the sub-accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

The effective annual net rate of return since inception is the annualized effective interest rate at which the sub-accounts increased or decreased since the inception dates of the sub-accounts. For each sub-account, we calculate the rate by taking the difference between the sub-account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

                      SUB-ACCOUNT INVESTING IN ZENITH FUND

                                                                ANNUAL NET RATE OF RETURN
                       -----------------------------------------------------------------------------------------------------------
                                                                        FOR ONE YEAR ENDING
SUB-ACCOUNT                       ------------------------------------------------------------------------------------------------
-----------            8/26/83-
                       12/31/83   12/31/84   12/31/85   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Capital Growth*......   8.87%      -0.59%     68.10%     95.21%     52.71%     -8.81%     30.76%     -3.48%     53.98%     -6.05%
Bond Income..........   3.20       12.61      18.76      14.83       2.27       8.37      12.30       8.09      17.96       8.18
Money Market.........   3.20       10.73       8.26       6.80       6.53       7.52       9.25       8.19       6.21       3.80

                                               ANNUAL NET RATE OF RETURN
                       --------------------------------------------------------------------------
                                                  FOR ONE YEAR ENDING                               8/26/83-    8/26/83-
SUB-ACCOUNT            --------------------------------------------------------------------------   12/31/99    12/31/99
-----------                                                                                           TOTAL     EFFECTIVE
                       12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    RETURN      ANNUAL
                       --------   --------   --------   --------   --------   --------   --------   --------    ---------
Capital Growth*......   14.97%     -7.07%     38.03%     21.07%     23.48%     34.09%     15.70%    2,996.30%    23.37%
Bond Income..........   12.61      -3.36      21.20       4.61      10.89       9.04      -0.47       351.72      9.66
Money Market.........    2.97       3.97       5.70       5.13       5.34       5.26       4.97       173.07      6.34


                                                                    ANNUAL NET RATE OF RETURN
                                 ------------------------------------------------------------------------------------------------
                                                                             FOR ONE YEAR ENDING
SUB-ACCOUNT                                 -------------------------------------------------------------------------------------
-----------                      5/1/87-
                                 12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Stock Index....................  -12.20%     16.34%     30.15%     -4.14%     30.43%     7.30%       9.72%      1.12%     36.92%
Managed........................  - 0.66       9.48      19.08       3.21      20.17      6.70       10.65      -1.11      31.26

                                         ANNUAL NET RATE OF RETURN
                                 -----------------------------------------
                                            FOR ONE YEAR ENDING              5/1/87-     5/1/87-
SUB-ACCOUNT                      -----------------------------------------   12/31/99   12/31/99
-----------                                                                   TOTAL     EFFECTIVE
                                 12/31/96   12/31/97   12/31/98   12/31/99    RETURN     ANNUAL
                                 --------   --------   --------   --------   --------   ---------
Stock Index....................   22.47%     32.50%     27.93%     20.38%    573.77%     16.30%
Managed........................   15.03      26.56      19.65       9.97     371.64      13.02



                                                        ANNUAL NET RATE OF RETURN
                                --------------------------------------------------------------------------
                                                                 FOR ONE YEAR ENDING                         4/30/93-   4/30/93-
SUB-ACCOUNT                                ---------------------------------------------------------------   12/31/99   12/31/99
-----------                     4/30/93-                                                                      TOTAL     EFFECTIVE
                                12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    RETURN     ANNUAL
                                --------   --------   --------   --------   --------   --------   --------   --------   ---------
Growth and Income.............   14.24%     -1.21%     36.47%     18.10%     33.47%     24.45%     9.35%     230.38%     19.62%
Midcap Value**................   14.74      - .27      30.35      17.61      17.32      -5.46      0.35       95.25      10.55



                                                              ANNUAL NET RATE OF RETURN
                                           ---------------------------------------------------------------
SUB-ACCOUNT                                                           FOR ONE YEAR ENDING                    5/2/94-     5/2/94-
-----------                                           ----------------------------------------------------   12/31/99   12/31/99
                                           5/2/94-                                                            TOTAL     EFFECTIVE
                                           12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    RETURN     ANNUAL
                                           --------   --------   --------   --------   --------   --------   --------   ---------
Small Cap................................   -3.23%     28.84%     30.68%     24.85%     -1.69%     31.75%    163.49%     18.65%



                                                            ANNUAL NET RATE OF RETURN
                                         ----------------------------------------------------------------
                                                                     FOR ONE YEAR ENDING                    10/31/94-   10/31/94-
SUB-ACCOUNT                                          ----------------------------------------------------   12/31/99    12/31/99
-----------                              10/31/94-                                                            TOTAL     EFFECTIVE
                                         12/31/94    12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    RETURN      ANNUAL
                                         ---------   --------   --------   --------   --------   --------   ---------   ---------
Equity Growth..........................   -4.20%      48.69%     13.17%     25.63%     47.78%     34.13%     301.47%     30.87%
Balanced...............................    -.10       24.79      16.91      16.18       9.11      -5.06       75.41      11.49
Venture Value..........................   -3.50       39.28      25.84      33.50      14.41      17.52      203.60      23.98
International Magnum Equity***.........    2.60        6.23       6.67      -1.30       7.27      24.61       53.41       8.64



                                                              ANNUAL NET RATE
SUB-ACCOUNT                                                      OF RETURN      4/30/99-    4/30/99-
-----------                                                   ---------------   12/31/99    12/31/99
                                                                 4/30/99-         TOTAL     EFFECTIVE
                                                                 12/31/99        RETURN      ANNUAL
                                                                 --------       --------    ---------
Investors...................................................       2.85%          2.85%       N/A
Research Managers...........................................      19.80          19.80        N/A


------------
* Rates of return reflect the Capital Growth Series' former investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

** The Goldman Sachs Midcap Value Series' Sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs Asset Management became the sub-adviser. Rates of return reflect the Series' former investment advisory fee of .70% of average daily net assets for the period through April 30, 1998 and .75% thereafter.

*** The Morgan Stanley International Magnum Equity Series' sub-adviser was
    Draycott Partners until May 1, 1997, when Morgan Stanley Dean Witter Investment Management became sub-adviser.

                         SUB-ACCOUNTS INVESTING IN VIP

                                                                   ANNUAL NET RATE OF RETURN
                                ------------------------------------------------------------------------------------------------
                                                                            FOR ONE YEAR ENDING
SUB-ACCOUNT                                -------------------------------------------------------------------------------------
-----------                     10/9/86-
                                12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
Equity-Income.................    .20%      -1.13%     21.93%     19.54%    -16.31%     31.44%     16.89%     18.29%     6.93%

                                             ANNUAL NET RATE OF RETURN
                                ----------------------------------------------------
                                                FOR ONE YEAR ENDING                    10/9/86-   10/9/86-
SUB-ACCOUNT                     ----------------------------------------------------   12/31/99   12/31/99
-----------                                                                             TOTAL     EFFECTIVE
                                12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    RETURN     ANNUAL
                                --------   --------   --------   --------   --------   --------   ---------
Equity-Income.................   35.90%     13.75%     28.11%     11.63%     6.33%     451.97%     13.79%


                                                                ANNUAL NET RATE OF RETURN
                             ------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                              FOR ONE YEAR ENDING
-----------                             -------------------------------------------------------------------------------------
                             1/28/87-
                             12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Overseas...................   -5.38%     9.63%      23.97%     -1.20%     8.00%     -10.72%     37.35%     1.21%      11.02%

                                     ANNUAL NET RATE OF RETURN
                             -----------------------------------------
SUB-ACCOUNT                             FOR ONE YEAR ENDING              1/28/87-   1/28/87-
-----------                  -----------------------------------------   12/31/99   12/31/99
                                                                          TOTAL     EFFECTIVE
                             12/31/96   12/31/97   12/31/98   12/31/99    RETURN     ANNUAL
                             --------   --------   --------   --------   --------   ---------
Overseas...................   12.43%     11.56%     12.75%     42.63%    281.27%     10.91%


                                                              ANNUAL RATE OF RETURN
                         ------------------------------------------------------------------------------------------------
                                                                     FOR ONE YEAR ENDING
SUB-ACCOUNT                         -------------------------------------------------------------------------------------
-----------              9/19/85-
                         12/31/85   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93
                         --------   --------   --------   --------   --------   --------   --------   --------   --------
High Income............   6.38%      17.68%     1.22%      11.53%     -4.07%     -2.23%     35.08%     23.17%     20.40%

                                              ANNUAL RATE OF RETURN
                         ---------------------------------------------------------------
                                               FOR ONE YEAR ENDING                         9/19/85-   9/19/85-
SUB-ACCOUNT              ---------------------------------------------------------------   12/31/99   12/31/99
-----------                                                                                 TOTAL     EFFECTIVE
                         12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    RETURN     ANNUAL
                         --------   --------   --------   --------   --------   --------   --------   ---------
High Income............   -1.45%     20.79%     13.75%     17.67%     -4.33%     8.15%     337.63%     10.89%


                        SUB-ACCOUNT INVESTING IN VIP II

                                                                  ANNUAL NET RATE OF RETURN
                                    -------------------------------------------------------------------------------------
                                                                          FOR ONE YEAR ENDING
                                               --------------------------------------------------------------------------
                                    9/6/89-
SUB-ACCOUNT                         12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96
-----------                         --------   --------   --------   --------   --------   --------   --------   --------
Asset Manager.....................   1.32%      6.19%      22.56%     11.71%     21.23%     -6.43%     17.68%     14.31%

                                      ANNUAL NET RATE OF RETURN
                                    ------------------------------
                                         FOR ONE YEAR ENDING         9/6/89-     9/6/89-
                                    ------------------------------   12/31/99   12/31/99
                                                                      TOTAL     EFFECTIVE
SUB-ACCOUNT                         12/31/97   12/31/98   12/31/99    RETURN     ANNUAL
-----------                         --------   --------   --------   --------   ---------
Asset Manager.....................   20.65%     15.05%     11.09%    246.61%     12.81%

POLICY PERFORMANCE


The material below assumes a Policy was issued with (i) a $250,000 face amount and (ii) a $1 million face amount and annual premiums of (i) $4,000 and (ii) $16,000 paid on August 26 of each year (May 1 in the case of the Zenith Stock Index and Managed Sub-Accounts; May 2 in the case of the Zenith Small Cap Sub-Account; October 31 in the case of the Zenith Balanced, Zenith International Magnum Equity, Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account, January 28 in the case of the Oversees Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Midcap Value Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male and a female, both age 55 in (i) the nonsmoker aggregate risk category and (ii) the nonsmoker preferred risk category. Both examples show an Option 1 death benefit. The death benefits, cash values and internal rates of return assume in each instance that the entire Policy value was invested in the particular sub-account for the period shown. These illustrations of policy investment experience also reflect all Policy charges based on NELICO's current rates. (See Appendix A for the definition of the internal rate of return.)


                              $250,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT
                              NONSMOKER AGGREGATE

ZENITH CAPITAL GROWTH SUB-ACCOUNT*


                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
August 26, 1983............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1983..........     4,000       250,000         2,932             0        -100.0%               --
December 31, 1984..........     8,000       250,000         5,913         2,710        -80.45%         1,975.62%
December 31, 1985..........    12,000       250,000        13,429        10,461         -9.92            434.27
December 31, 1986..........    16,000       250,000        28,791        26,060         27.63            206.69
December 31, 1987..........    20,000       250,000        45,638        43,142         33.88            127.42
December 31, 1988..........    24,000       250,000        44,038        41,778         19.54             88.99
December 31, 1989..........    28,000       250,000        59,681        57,657         21.37             66.82
December 31, 1990..........    32,000       250,000        59,182        57,394         14.89             52.57
December 31, 1991..........    36,000       250,000        92,909        91,356         20.66             42.74
December 31, 1992..........    40,000       250,000        88,998        87,681         15.54             35.59
December 31, 1993..........    44,000       250,000       104,050       102,969         15.12             30.19
December 31, 1994..........    48,000       250,000        97,542        96,696         11.41             25.98
December 31, 1995..........    52,000       250,000       137,571       136,962         14.27             22.62
December 31, 1996..........    56,000       250,000       167,786       167,412         14.80             19.89
December 31, 1997..........    60,000       250,000       208,119       207,982         15.47             17.62
December 31, 1998..........    64,000       321,611       279,662       279,662         16.93             18.43
December 31, 1999..........    68,000       365,657       323,591       323,591         16.69             17.91

ZENITH BOND INCOME SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
August 26, 1983............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1983..........     4,000       250,000         2,768             0       -100.00%               --
December 31, 1984..........     8,000       250,000         6,365         3,161        -73.89%         1,975.62%
December 31, 1985..........    12,000       250,000        10,624         7,657        -30.66            434.27
December 31, 1986..........    16,000       250,000        15,114        12,382        -13.57            206.69
December 31, 1987..........    20,000       250,000        18,330        15,834         -9.89            127.42
December 31, 1988..........    24,000       250,000        22,642        20,382         -5.74             88.99
December 31, 1989..........    28,000       250,000        28,088        26,064         -2.14             66.82
December 31, 1990..........    32,000       250,000        32,946        31,158         -0.69             52.57
December 31, 1991..........    36,000       250,000        41,314        39,762          2.27             42.74
December 31, 1992..........    40,000       250,000        46,720        45,404          2.59             35.59
December 31, 1993..........    44,000       250,000        54,773        53,692          3.67             30.19
December 31, 1994..........    48,000       250,000        54,942        54,097          2.02             25.98
December 31, 1995..........    52,000       250,000        68,865        68,256          4.19             22.62
December 31, 1996..........    56,000       250,000        74,432        74,059          3.98             19.89
December 31, 1997..........    60,000       250,000        85,083        84,946          4.58             17.62
December 31, 1998..........    64,000       250,000        95,167        95,167          4.87             15.72
December 31, 1999..........    68,000       250,000        96,938        96,938          4.10             14.10
ZENITH MONEY MARKET SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
August 26, 1983............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1983..........     4,000       250,000         2,774             0       -100.00%               --
December 31, 1984..........     8,000       250,000         6,163         2,959        -76.87%         1,975.62%
December 31, 1985..........    12,000       250,000         9,648         6,681        -38.96            434.27
December 31, 1986..........    16,000       250,000        13,226        10,494        -22.04            206.69
December 31, 1987..........    20,000       250,000        17,007        14,511        -13.55            127.42
December 31, 1988..........    24,000       250,000        21,110        18,850         -8.50             88.99
December 31, 1989..........    28,000       250,000        25,737        23,713         -4.99             66.82
December 31, 1990..........    32,000       250,000        30,360        28,571         -2.96             52.57
December 31, 1991..........    36,000       250,000        34,593        33,040         -1.98             42.74
December 31, 1992..........    40,000       250,000        38,070        36,754         -1.76             35.59
December 31, 1993..........    44,000       250,000        41,552        40,471         -1.57             30.19
December 31, 1994..........    48,000       250,000        45,493        44,648         -1.25             25.98
December 31, 1995..........    52,000       250,000        50,274        49,665         -0.73             22.62
December 31, 1996..........    56,000       250,000        55,305        54,931         -0.28             19.89
December 31, 1997..........    60,000       250,000        60,979        60,842          0.19             17.62
December 31, 1998..........    64,000       250,000        66,803        66,803          0.54             15.72
December 31, 1999..........    68,000       250,000        72,620        72,620          0.78             14.10

ZENITH STOCK INDEX SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
May 1, 1987................  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1987..........     4,000       250,000         2,271             0       -100.00%               --
December 31, 1988..........     8,000       250,000         5,835         2,691        -64.80%         1,033.28%
December 31, 1989..........    12,000       250,000        11,226         8,317        -20.57            328.36
December 31, 1990..........    16,000       250,000        13,486        10,814        -17.40            174.11
December 31, 1991..........    20,000       250,000        20,711        18,274         -3.37            112.69
December 31, 1992..........    24,000       250,000        25,085        22,883         -1.50             80.87
December 31, 1993..........    28,000       250,000        30,245        28,280          0.27             61.77
December 31, 1994..........    32,000       250,000        33,048        31,319         -0.52             49.18
December 31, 1995..........    36,000       250,000        48,332        46,838          5.58             40.32
December 31, 1996..........    40,000       250,000        60,916        59,658          7.58             33.80
December 31, 1997..........    44,000       250,000        83,299        82,277         10.68             28.82
December 31, 1998..........    48,000       250,000       108,451       107,665         12.50             24.90
December 31, 1999..........    52,000       250,000       132,248       131,698         13.16             21.75
ZENITH MANAGED SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
May 1, 1987................  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1987..........     4,000       250,000         2,573             0       -100.00%               --
December 31, 1988..........     8,000       250,000         5,965         2,821        -62.98%         1,033.28%
December 31, 1989..........    12,000       250,000        10,476         7,568        -25.43            328.36
December 31, 1990..........    16,000       250,000        13,821        11,148        -16.09            174.11
December 31, 1991..........    20,000       250,000        19,739        17,302         -5.40            112.69
December 31, 1992..........    24,000       250,000        23,987        21,785         -3.05             80.87
December 31, 1993..........    28,000       250,000        29,227        27,261         -0.73             61.77
December 31, 1994..........    32,000       250,000        31,370        29,640         -1.84             49.18
December 31, 1995..........    36,000       250,000        44,110        42,616          3.59             40.32
December 31, 1996..........    40,000       250,000        52,690        51,433          4.80             33.80
December 31, 1997..........    44,000       250,000        69,317        68,295          7.56             28.82
December 31, 1998..........    48,000       250,000        84,930        84,143          8.79             24.90
December 31, 1999..........    52,000       250,000        95,205        94,654          8.62             21.75
ZENITH GROWTH AND INCOME SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1993.............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1993..........     4,000       250,000         2,939             0       -100.00%               --
December 31, 1994..........     8,000       250,000         5,904         2,779        -63.45%         1,028.55%
December 31, 1995..........    12,000       250,000        11,648         8,759        -17.80            327.65
December 31, 1996..........    16,000       250,000        16,934        14,281         -5.18            173.87
December 31, 1997..........    20,000       250,000        26,072        23,655          6.33            112.58
December 31, 1998..........    24,000       250,000        35,150        32,969         10.07             80.81
December 31, 1999..........    28,000       250,000        40,802        38,857          8.90             61.73

ZENITH MIDCAP VALUE SUB-ACCOUNT**
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1993.............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1993..........     4,000       250,000         2,952             0       -100.00%               --
December 31, 1994..........     8,000       250,000         5,963         2,838        -62.63%         1,028.55%
December 31, 1995..........    12,000       250,000        11,348         8,459        -19.65            327.65
December 31, 1996..........    16,000       250,000        16,386        13,732         -6.94            173.87
December 31, 1997..........    20,000       250,000        22,541        20,124          0.23            112.58
December 31, 1998..........    24,000       250,000        23,388        21,207         -3.90             80.81
December 31, 1999..........    28,000       250,000        25,829        23,883         -4.34             61.73
ZENITH SMALL CAP SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
May 2, 1994................  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1994..........     4,000       250,000         2,477             0       -100.00%               --
December 31, 1995..........     8,000       250,000         6,824         3,680        -51.36%         1,038.05%
December 31, 1996..........    12,000       250,000        12,204         9,295        -14.64            329.07
December 31, 1997..........    16,000       250,000        18,829        16,156          0.45            174.35
December 31, 1998..........    20,000       250,000        20,888        18,451         -3.01            112.81
December 31, 1999..........    24,000       250,000        31,203        29,002          6.00             80.93
ZENITH EQUITY GROWTH SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1994..........     4,000       250,000         2,595             0       -100.00%               --
December 31, 1995..........     8,000       250,000         6,800         3,557        -81.79%         3,271.69%
December 31, 1996..........    12,000       250,000        10,668         7,661        -35.51            522.96
December 31, 1997..........    16,000       250,000        16,232        13,461        -10.24            230.16
December 31, 1998..........    20,000       250,000        27,282        24,746          9.88            137.32
December 31, 1999..........    24,000       250,000        39,506        37,206         16.40             94.25
ZENITH BALANCED SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1994..........     4,000       250,000         2,743             0       -100.00%               --
December 31, 1995..........     8,000       250,000         6,564         3,321        -85.43%         3,271.69%
December 31, 1996..........    12,000       250,000        10,666         7,659        -35.52            522.96
December 31, 1997..........    16,000       250,000        15,281        12,510        -14.51            230.16
December 31, 1998..........    20,000       250,000        19,665        17,130         -7.13            137.32
December 31, 1999..........    24,000       250,000        21,387        19,088         -8.63             94.25

ZENITH VENTURE VALUE SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1994..........     4,000       250,000         2,659             0       -100.00%               --
December 31, 1995..........     8,000       250,000         6,831         3,589        -81.28%         3,271.69%
December 31, 1996..........    12,000       250,000        11,616         8,609        -26.81            522.96
December 31, 1997..........    16,000       250,000        18,350        15,579         -1.60            230.16
December 31, 1998..........    20,000       250,000        24,004        21,469          3.27            137.32
December 31, 1999..........    24,000       250,000        31,006        28,707          6.70             94.25
ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1994..........     4,000       250,000         2,810             0       -100.00%               --
December 31, 1995..........     8,000       250,000         6,203         2,960        -90.44%         3,271.69%
December 31, 1996..........    12,000       250,000         9,577         6,570        -46.42            522.96
December 31, 1997..........    16,000       250,000        12,268         9,497        -30.29            230.16
December 31, 1998..........    20,000       250,000        16,134        13,598        -17.76            137.32
December 31, 1999..........    24,000       250,000        23,142        20,842         -5.31             94.25
ZENITH MFS INVESTORS SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1999.............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1999..........     4,000       250,000         2,622             0       -100.00%               --
ZENITH MFS RESEARCH MANAGERS SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1999.............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1999..........     4,000       250,000         3,070             0       -100.00%               --

EQUITY-INCOME SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 9, 1986............  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1986..........     4,000       250,000         2,755             0       -100.00%               --
December 31, 1987..........     8,000       250,000         5,180         1,937        -96.46%         2,723.89%
December 31, 1988..........    12,000       250,000         9,189         6,183        -47.89            490.23
December 31, 1989..........    16,000       250,000        13,657        10,886        -21.68            221.84
December 31, 1990..........    20,000       250,000        14,597        12,062        -22.59            133.88
December 31, 1991..........    24,000       250,000        22,132        19,832         -7.02             92.44
December 31, 1992..........    28,000       250,000        28,764        26,700         -1.48             68.91
December 31, 1993..........    32,000       250,000        36,397        34,569          2.06             53.96
December 31, 1994..........    36,000       250,000        41,105        39,513          2.19             43.72
December 31, 1995..........    40,000       250,000        57,892        56,536          7.15             36.31
December 31, 1996..........    44,000       250,000        67,980        66,860          7.76             30.74
December 31, 1997..........    48,000       250,000        88,886        88,001         10.11             26.41
December 31, 1998..........    52,000       250,000       101,548       100,899         10.10             22.96
December 31, 1999..........    56,000       250,000       109,858       109,446          9.41             20.16
OVERSEAS SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
January 28, 1987...........  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1987..........     4,000       250,000         2,330             0       -100.00%               --
December 31, 1988..........     8,000       250,000         5,915         2,850        -54.02%           707.99%
December 31, 1989..........    12,000       250,000        10,804         7,974        -19.82            272.18
December 31, 1990..........    16,000       250,000        13,559        10,965        -15.02            154.15
December 31, 1991..........    20,000       250,000        17,696        15,338         -8.95            103.01
December 31, 1992..........    24,000       250,000        18,138        16,016        -11.73             75.31
December 31, 1993..........    28,000       250,000        28,442        26,556         -1.35             58.22
December 31, 1994..........    32,000       250,000        31,087        29,436         -1.89             46.75
December 31, 1995..........    36,000       250,000        37,131        35,716         -0.16             38.57
December 31, 1996..........    40,000       250,000        44,071        42,892          1.28             32.48
December 31, 1997..........    44,000       250,000        51,842        50,898          2.44             27.80
December 31, 1998..........    48,000       250,000        60,745        60,037          3.44             24.10
December 31, 1999..........    52,000       250,000        89,735        89,264          7.54             21.10

HIGH INCOME SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
September 19, 1985.........  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1985..........     4,000       250,000         2,891             0       -100.00%               --
December 31, 1986..........     8,000       250,000         6,540         3,317        -75.99%         2,337.91%
December 31, 1987..........    12,000       250,000         9,484         6,497        -42.72            463.37
December 31, 1988..........    16,000       250,000        13,484        10,733        -21.72            214.72
December 31, 1989..........    20,000       250,000        15,653        13,138        -18.28            130.87
December 31, 1990..........    24,000       250,000        18,065        15,785        -15.19             90.84
December 31, 1991..........    28,000       250,000        27,111        25,068         -3.38             67.95
December 31, 1992..........    32,000       250,000        35,774        33,966          1.57             53.32
December 31, 1993..........    36,000       250,000        45,355        43,783          4.52             43.27
December 31, 1994..........    40,000       250,000        46,687        45,351          2.60             35.98
December 31, 1995..........    44,000       250,000        58,564        57,463          4.95             30.49
December 31, 1996..........    48,000       250,000        68,726        67,861          5.82             26.21
December 31, 1997..........    52,000       250,000        82,729        82,100          7.00             22.81
December 31, 1998..........    56,000       250,000        81,521        81,128          5.28             20.04
December 31, 1999..........    60,000       250,000        90,596        90,438          5.42             17.74
ASSET MANAGER SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
September 6, 1989..........  $  4,000    $  250,000    $    2,815    $        0            --                --
December 31, 1989..........     4,000       250,000         2,751             0       -100.00%               --
December 31, 1990..........     8,000       250,000         6,111         2,888        -79.86%         2,130.09%
December 31, 1991..........    12,000       250,000        10,493         7,506        -32.63            447.21
December 31, 1992..........    16,000       250,000        14,668        11,917        -15.82            210.30
December 31, 1993..........    20,000       250,000        20,787        18,272         -3.89            128.98
December 31, 1994..........    24,000       250,000        22,038        19,758         -6.92             89.83
December 31, 1995..........    28,000       250,000        28,604        26,560         -1.59             67.33
December 31, 1996..........    32,000       250,000        35,366        33,558          1.24             52.92
December 31, 1997..........    36,000       250,000        44,878        43,305          4.23             42.98
December 31, 1998..........    40,000       250,000        53,952        52,616          5.59             35.77
December 31, 1999..........    44,000       250,000        62,172        61,072          6.02             30.33


------------
 * Rates of return and Policy values and benefits shown reflect the Capital Growth Series' investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

** Rates of return and Policy values and benefits shown reflect the Goldman
   Sachs Midcap Value Series' investment advisory fee of .70% of average daily net assets for the period through April 30, 1998 and .75% thereafter.

                             $1,000,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT
                              NONSMOKER PREFERRED

ZENITH CAPITAL GROWTH SUB-ACCOUNT*


                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
August 26, 1983............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1983..........    16,000     1,000,000        11,889             0       -100.00%               --
December 31, 1984..........    32,000     1,000,000        24,594        11,780        -77.08%         1,975.63%
December 31, 1985..........    48,000     1,000,000        56,214        44,344         -5.79            434.27
December 31, 1986..........    64,000     1,000,000       120,836       109,909         30.80            206.69
December 31, 1987..........    80,000     1,000,000       191,801       181,817         36.29            127.42
December 31, 1988..........    96,000     1,000,000       185,260       176,220         21.43             88.99
December 31, 1989..........   112,000     1,000,000       251,331       243,234         22.95             66.82
December 31, 1990..........   128,000     1,000,000       249,419       242,265         16.25             52.57
December 31, 1991..........   144,000     1,000,000       391,834       385,624         21.83             42.74
December 31, 1992..........   160,000     1,000,000       375,953       370,686         16.60             35.59
December 31, 1993..........   176,000     1,000,000       440,616       436,293         16.11             30.19
December 31, 1994..........   192,000     1,000,000       414,750       411,370         12.37             25.98
December 31, 1995..........   208,000     1,000,000       586,827       584,390         15.18             22.62
December 31, 1996..........   224,000     1,000,000       716,105       714,611         15.63             19.89
December 31, 1997..........   240,000     1,029,914       887,857       887,306         16.23             17.96
December 31, 1998..........   256,000     1,371,437     1,192,554     1,192,554         17.61             19.11
December 31, 1999..........   272,000     1,558,717     1,379,395     1,379,395         17.33             18.54



ZENITH BOND INCOME SUB-ACCOUNT



                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
August 26, 1983............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1983..........    16,000     1,000,000        11,231             0       -100.00%               --
December 31, 1984..........    32,000     1,000,000        26,450        13,636        -70.17%         1,975.63%
December 31, 1985..........    48,000     1,000,000        44,468        32,597        -26.71            434.27
December 31, 1986..........    64,000     1,000,000        63,488        52,562        -10.48            206.69
December 31, 1987..........    80,000     1,000,000        77,181        67,198         -7.39            127.42
December 31, 1988..........    96,000     1,000,000        95,510        86,470         -3.67             88.99
December 31, 1989..........   112,000     1,000,000       118,654       110,557         -0.39             66.82
December 31, 1990..........   128,000     1,000,000       139,342       132,188          0.84             52.57
December 31, 1991..........   144,000     1,000,000       174,921       168,711          3.61             42.74
December 31, 1992..........   160,000     1,000,000       198,482       193,215          3.84             35.59
December 31, 1993..........   176,000     1,000,000       234,109       229,786          4.89             30.19
December 31, 1994..........   192,000     1,000,000       237,142       233,762          3.31             25.98
December 31, 1995..........   208,000     1,000,000       299,677       297,240          5.46             22.62
December 31, 1996..........   224,000     1,000,000       324,660       323,167          5.18             19.89
December 31, 1997..........   240,000     1,000,000       370,476       369,926          5.66             17.62
December 31, 1998..........   256,000     1,000,000       413,813       413,813          5.85             15.72
December 31, 1999..........   272,000     1,000,000       421,044       421,044          5.01             14.10

ZENITH MONEY MARKET SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
August 26, 1983............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1983..........    16,000     1,000,000        11,257             0       -100.00%               --
December 31, 1984..........    32,000     1,000,000        25,610        12,796        -73.33%         1,975.63%
December 31, 1985..........    48,000     1,000,000        40,390        28,520        -35.05            434.27
December 31, 1986..........    64,000     1,000,000        55,584        44,657        -18.90            206.69
December 31, 1987..........    80,000     1,000,000        71,661        61,677        -11.00            127.42
December 31, 1988..........    96,000     1,000,000        89,113        80,073         -6.38             88.99
December 31, 1989..........   112,000     1,000,000       108,804       100,707         -3.19             66.82
December 31, 1990..........   128,000     1,000,000       128,504       121,350         -1.39             52.57
December 31, 1991..........   144,000     1,000,000       146,584       140,374         -0.59             42.74
December 31, 1992..........   160,000     1,000,000       161,986       156,719         -0.43             35.59
December 31, 1993..........   176,000     1,000,000       178,267       173,944         -0.22             30.19
December 31, 1994..........   192,000     1,000,000       197,673       194,292          0.20             25.98
December 31, 1995..........   208,000     1,000,000       220,863       218,426          0.77             22.62
December 31, 1996..........   224,000     1,000,000       243,725       242,231          1.13             19.89
December 31, 1997..........   240,000     1,000,000       267,974       267,424          1.46             17.62
December 31, 1998..........   256,000     1,000,000       292,916       292,916          1.69             15.72
December 31, 1999..........   272,000     1,000,000       317,887       317,887          1.84             14.10



ZENITH STOCK INDEX SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
May 1, 1987................  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1987..........    16,000     1,000,000         9,303             0       -100.00%               --
December 31, 1988..........    32,000     1,000,000        24,388        11,811        -61.14%         1,033.28%
December 31, 1989..........    48,000     1,000,000        47,156        35,521        -17.09            328.36
December 31, 1990..........    64,000     1,000,000        56,819        46,128        -14.63            174.11
December 31, 1991..........    80,000     1,000,000        87,429        77,682         -1.10            112.69
December 31, 1992..........    96,000     1,000,000       106,035        97,230          0.40             80.87
December 31, 1993..........   112,000     1,000,000       127,981       120,120          1.91             61.77
December 31, 1994..........   128,000     1,000,000       139,978       133,061          0.93             49.18
December 31, 1995..........   144,000     1,000,000       204,881       198,907          6.83             40.32
December 31, 1996..........   160,000     1,000,000       259,186       254,155          8.76             33.80
December 31, 1997..........   176,000     1,000,000       355,939       351,852         11.78             28.82
December 31, 1998..........   192,000     1,000,000       465,636       462,492         13.56             24.90
December 31, 1999..........   208,000     1,000,000       569,336       567,135         14.16             21.75

ZENITH MANAGED SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
May 1, 1987................  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1987..........    16,000     1,000,000        10,535             0       -100.00%               --
December 31, 1988..........    32,000     1,000,000        24,909        12,331        -59.34%         1,033.28%
December 31, 1989..........    48,000     1,000,000        43,986        32,352        -22.02            328.36
December 31, 1990..........    64,000     1,000,000        58,206        47,515        -13.35            174.11
December 31, 1991..........    80,000     1,000,000        83,299        73,551         -3.14            112.69
December 31, 1992..........    96,000     1,000,000       101,364        92,560         -1.15             80.87
December 31, 1993..........   112,000     1,000,000       123,646       115,785          0.91             61.77
December 31, 1994..........   128,000     1,000,000       132,853       125,935         -0.39             49.18
December 31, 1995..........   144,000     1,000,000       186,974       181,000          4.85             40.32
December 31, 1996..........   160,000     1,000,000       224,318       219,287          6.00             33.80
December 31, 1997..........   176,000     1,000,000       296,745       292,657          8.72             28.82
December 31, 1998..........   192,000     1,000,000       365,974       362,829          9.92             24.90
December 31, 1999..........   208,000     1,000,000       412,077       409,876          9.72             21.75



ZENITH GROWTH AND INCOME SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1993.............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1993..........    16,000     1,000,000        12,053             0       -100.00%               --
December 31, 1994..........    32,000     1,000,000        24,664        12,165        -59.81%         1,028.55%
December 31, 1995..........    48,000     1,000,000        48,896        37,341        -14.36            327.65
December 31, 1996..........    64,000     1,000,000        71,285        60,673         -2.45            173.87
December 31, 1997..........    80,000     1,000,000       109,897       100,228          8.53            112.58
December 31, 1998..........    96,000     1,000,000       148,349       139,623         11.89             80.81
December 31, 1999..........   112,000     1,000,000       172,376       164,593         10.46             61.73



ZENITH MIDCAP VALUE SUB-ACCOUNT**



                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1993.............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1993..........    16,000     1,000,000        12,108             0       -100.00%               --
December 31, 1994..........    32,000     1,000,000        24,905        12,406        -58.98%         1,028.55%
December 31, 1995..........    48,000     1,000,000        47,624        36,068        -16.24            327.65
December 31, 1996..........    64,000     1,000,000        68,963        58,351         -4.22            173.87
December 31, 1997..........    80,000     1,000,000        95,012        85,343          2.43            112.58
December 31, 1998..........    96,000     1,000,000        98,781        90,055         -2.01             80.81
December 31, 1999..........   112,000     1,000,000       109,249       101,466         -2.69             61.73

ZENITH SMALL CAP SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
May 2, 1994................  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1994..........    16,000     1,000,000        10,154             0       -100.00%               --
December 31, 1995..........    32,000     1,000,000        28,495        15,918        -47.40%         1,038.05%
December 31, 1996..........    48,000     1,000,000        51,225        39,590        -11.17            329.07
December 31, 1997..........    64,000     1,000,000        79,202        68,511          3.17            174.35
December 31, 1998..........    80,000     1,000,000        88,075        78,327         -0.79            112.81
December 31, 1999..........    96,000     1,000,000       131,753       122,949          7.85             80.93



ZENITH EQUITY GROWTH SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1994..........    16,000     1,000,000        10,472             0       -100.00%               --
December 31, 1995..........    32,000     1,000,000        28,138        15,168        -77.95%         3,271.69%
December 31, 1996..........    48,000     1,000,000        44,502        32,474        -31.23            522.96
December 31, 1997..........    64,000     1,000,000        67,993        56,909         -6.98            230.16
December 31, 1998..........    80,000     1,000,000       114,561       104,421         12.37            137.32
December 31, 1999..........    96,000     1,000,000       166,138       156,941         18.39             94.25



ZENITH BALANCED SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1994..........    16,000     1,000,000        11,068             0       -100.00%               --
December 31, 1995..........    32,000     1,000,000        27,182        14,211        -81.86%         3,271.69%
December 31, 1996..........    48,000     1,000,000        44,532        32,504        -31.16            522.96
December 31, 1997..........    64,000     1,000,000        64,064        52,980        -11.19            230.16
December 31, 1998..........    80,000     1,000,000        82,658        72,517         -4.53            137.32
December 31, 1999..........    96,000     1,000,000        90,069        80,872         -6.45             94.25



ZENITH VENTURE VALUE SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1994..........    16,000     1,000,000        10,730             0       -100.00%               --
December 31, 1995..........    32,000     1,000,000        28,281        15,310        -77.36%         3,271.69%
December 31, 1996..........    48,000     1,000,000        48,472        36,444        -22.46            522.96
December 31, 1997..........    64,000     1,000,000        76,862        65,778          1.65            230.16
December 31, 1998..........    80,000     1,000,000       100,785        90,644          5.78            137.32
December 31, 1999..........    96,000     1,000,000       130,404       121,206          8.72             94.25

ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 31, 1994...........  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1994..........    16,000     1,000,000        11,337             0       -100.00%               --
December 31, 1995..........    32,000     1,000,000        25,708        12,737        -87.43          3,271.69%
December 31, 1996..........    48,000     1,000,000        40,016        27,988        -42.01            522.96
December 31, 1997..........    64,000     1,000,000        51,482        40,398        -26.80            230.16
December 31, 1998..........    80,000     1,000,000        67,880        57,740        -15.01            137.32
December 31, 1999..........    96,000     1,000,000        97,584        88,386         -3.10             94.25



ZENITH MFS INVESTORS SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1999.............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1999..........    16,000     1,000,000        10,782             0       -100,00%               --



ZENITH MFS RESEARCH MANAGERS SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
April 30, 1999.............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1999..........    16,000     1,000,000        12,606             0       -100.00%               --


EQUITY-INCOME SUB-ACCOUNT


                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
October 9, 1986............  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1986..........    16,000     1,000,000        11,113             0       -100.00%               --
December 31, 1987..........    32,000     1,000,000        21,452         8,481        -95.04          2,723.89%
December 31, 1988..........    48,000     1,000,000        38,406        26,379        -43.74            490.23
December 31, 1989..........    64,000     1,000,000        57,330        46,246        -18.36            221.84
December 31, 1990..........    80,000     1,000,000        61,417        51,276        -19.87            133.88
December 31, 1991..........    96,000     1,000,000        93,324        84,127         -4.85             92.44
December 31, 1992..........   112,000     1,000,000       121,460       113,206          0.33             68.91
December 31, 1993..........   128,000     1,000,000       153,882       146,571          3.61             53.96
December 31, 1994..........   144,000     1,000,000       173,970       167,603          3.56             43.72
December 31, 1995..........   160,000     1,000,000       245,542       240,118          8.36             36.31
December 31, 1996..........   176,000     1,000,000       289,496       285,015          8.91             30.74
December 31, 1997..........   192,000     1,000,000       380,778       377,240         11.22             26.41
December 31, 1998..........   208,000     1,000,000       436,927       434,333         11.16             22.96
December 31, 1999..........   224,000     1,000,000       473,498       471,847         10.41             20.16

OVERSEAS SUB-ACCOUNT



                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
January 28, 1987...........  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1987..........    16,000     1,000,000         9,668             0       -100.00%               --
December 31, 1988..........    32,000     1,000,000        24,863        12,599        -50.18            707.99%
December 31, 1989..........    48,000     1,000,000        45,559        34,240        -16.58            272.18
December 31, 1990..........    64,000     1,000,000        57,297        46,920        -12.42            154.15
December 31, 1991..........    80,000     1,000,000        74,885        65,452         -6.79            103.01
December 31, 1992..........    96,000     1,000,000        76,879        68,389         -9.84             75.31
December 31, 1993..........   112,000     1,000,000       120,596       113,049          0.24             58.22
December 31, 1994..........   128,000     1,000,000       131,931       125,327         -0.48             46.75
December 31, 1995..........   144,000     1,000,000       157,701       152,042          1.10             38.57
December 31, 1996..........   160,000     1,000,000       188,541       183,824          2.54             32.48
December 31, 1997..........   176,000     1,000,000       223,803       220,030          3.72             27.80
December 31, 1998..........   192,000     1,000,000       264,753       261,923          4.75             24.10
December 31, 1999..........   208,000     1,000,000       393,018       391,131          8.78             21.10


HIGH INCOME SUB-ACCOUNT


                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
September 19, 1985.........  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1985..........    16,000     1,000,000        11,696             0       -100.00%               --
December 31, 1986..........    32,000     1,000,000        27,111        14,219        -72.31          2,337.90%
December 31, 1987..........    48,000     1,000,000        39,630        27,681        -38.78            463.37
December 31, 1988..........    64,000     1,000,000        56,586        45,580        -18.54            214.72
December 31, 1989..........    80,000     1,000,000        65,877        55,815        -15.67            130.87
December 31, 1990..........    96,000     1,000,000        76,202        67,084        -12.97             90.84
December 31, 1991..........   112,000     1,000,000       114,567       106,392         -1.57             67.95
December 31, 1992..........   128,000     1,000,000       151,353       144,120          3.12             53.32
December 31, 1993..........   144,000     1,000,000       192,075       185,786          5.86             43.27
December 31, 1994..........   160,000     1,000,000       198,261       192,916          3.86             35.98
December 31, 1995..........   176,000     1,000,000       250,055       245,653          6.16             30.49
December 31, 1996..........   192,000     1,000,000       295,757       292,298          7.03             26.21
December 31, 1997..........   208,000     1,000,000       358,365       355,850          8.18             22.81
December 31, 1998..........   224,000     1,000,000       353,732       352,160          6.41             20.04
December 31, 1999..........   240,000     1,000,000       392,527       391,898          6.44             17.74

ASSET MANAGER SUB-ACCOUNT
                              TOTAL                                                INTERNAL RATE     INTERNAL RATE
                             PREMIUMS      DEATH          CASH        NET CASH      OF RETURN ON     OF RETURN ON
           DATE                PAID       BENEFIT        VALUE         VALUE       NET CASH VALUE    DEATH BENEFIT
           ----              --------     -------        -----        --------     --------------    -------------
September 6, 1989..........  $ 16,000    $1,000,000    $   11,292    $        0            --                --
December 31, 1989..........    16,000     1,000,000        11,132             0       -100.00%               --
December 31, 1990..........    32,000     1,000,000        25,373        12,480        -76.47          2,130.09%
December 31, 1991..........    48,000     1,000,000        43,894        31,945        -28.65            447.21
December 31, 1992..........    64,000     1,000,000        61,591        50,586        -12.69            210.30
December 31, 1993..........    80,000     1,000,000        87,508        77,445         -1.40            128.98
December 31, 1994..........    96,000     1,000,000        92,933        83,815         -4.82             89.83
December 31, 1995..........   112,000     1,000,000       120,815       112,640          0.17             67.33
December 31, 1996..........   128,000     1,000,000       149,541       142,309          2.76             52.92
December 31, 1997..........   144,000     1,000,000       189,965       183,677          5.56             42.98
December 31, 1998..........   160,000     1,000,000       228,957       223,611          6.80             35.77
December 31, 1999..........   176,000     1,000,000       265,148       260,746          7.19             30.33


------------
 * Rates of return and Policy values and benefits shown reflect the Capital Growth Series' investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

** Rates of return and Policy values and benefits shown reflect the Goldman
   Sachs Midcap Value Series' investment advisory fee of .70% of average daily net assets for the period through April 30, 1998 and .75% thereafter.

                                   APPENDIX C

                            LONG TERM MARKET TRENDS

The information below compares of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and does not predict future performance. The information does not reflect policy charges.

The data indicates that, historically, the investment performance of common stocks over long periods has been positive and generally superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods.

Over the 54 20-year time periods beginning in 1926 and ending in 1998 (i.e., 1926-1945, 1927-1946, and so on through 1979-1998):

-- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 51 of the 54 periods.

-- The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 54 periods.

-- Common stock average annual returns exceeded the average annual rate of inflation in each of the 54 periods.

Over the 44 30-year time periods beginning in 1926 and ending in 1998, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 44 periods.

From 1926 through 1998 the average annual return for common stocks was 11.2%, compared to 5.8% for high grade, long-term corporate bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
------------
* Used with permission. (C)1999 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                            ------------------------

                 SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR
                            SPECIFIC HOLDING PERIODS

The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index, with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending 1998.

The chart does not predict future stock market results. It shows the historic performance of a broad index of stocks, and not the performance of any fund or investment.

                            ------------------------

             PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                                             GREATER
                                                       0-      5.01-     10.01-    15.01-     THAN
HOLDING                                  NEGATIVE    5.00%     10.00%    15.00%    20.00%    20.00%
PERIOD                                    RETURN     RETURN    RETURN    RETURN    RETURN    RETURN
-------                                  --------    ------    ------    ------    ------    -------
1 year.................................     27%         4%       11%        7%       11%       40%
5 years................................     10%        14%       14%       31%       19%       12%
10 years...............................      3%        10%       33%       24%       28%        2%
20 years...............................      0%         6%       31%       54%        9%        0%

------------
Used with permission. (C)1999 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                                   APPENDIX D

                      USES OF SURVIVORSHIP LIFE INSURANCE

These are examples of ways the Policy can be used to address certain personal, estate and business planning objectives.

ESTATE TAX PAYMENT

Federal estate taxes may be deferred for a married couple until the second death. At that time, the estate tax liability may exceed 50% of a family's estate. Survivorship life is especially suited to fund for this liability at the second death.

EDUCATION AND SUPPORT OF CHILDREN

Often, parents will have enough insurance to provide for dependent children if one of the parents dies but not enough to provide for them if both parents die. Survivorship life can provide protection against extraordinary expenses if both parents die while the children are dependent.

CHARITABLE GIVING

You can use life insurance to facilitate charitable giving, and survivorship life is especially well suited for this purpose. Assets left to charity at death can be deductible from a decedent's taxable estate. An individual may be reluctant to give assets to charity if a surviving spouse may need support or if the individual wants the children to receive the value of those assets. Survivorship life can enable a client to defer the charitable gift until the spouse dies. At the spouse's death, assets that otherwise would be subject to estate tax can pass to charity. The policy's death benefit proceeds can pass directly to the children, free of income and estate taxes, at the same time that the assets in the spouse's estate pass to charity.

GIFTS TO GRANDCHILDREN

Grandparents can provide substantial gifts to grandchildren using survivorship life. For very large estates, survivorship life can take advantage of exceptions to the generation skipping tax to maximize the gifts grandchildren can receive.

BUSINESS USES

You can use survivorship life in business planning to provide benefits or funding for replacement of key people, for buy-sell agreements and the like. The policy can cover two owners, a parent and child active in the business, two related or unrelated key executives, an executive and the executive's spouse, etc. The policy can be used to accumulate cash to help fund a living buyout under a buy-sell agreement or a deferred compensation plan for executives or for directors.

Because the Policy provides a death benefit and cash value accumulation, you can use the Policy for various individual and business planning purposes. If you purchase the Policy for such purposes, you assume certain risks, particularly if the Policy's cash value, as opposed to its death benefit, will be the principal Policy feature used for such planning purposes. If the investment performance of the Sub-Accounts to which cash value is allocated is poorer than expected, or if you don't pay sufficient premiums or maintain cash values, the Policy may lapse or may not accumulate sufficient cash value or net cash value to fund the purpose for which you purchased the Policy. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with your goals. If you wish to access your Policy's cash value, through loans, surrenders or withdrawals, you should consult your tax advisor about possible tax consequences. (See "Tax Considerations".)

                                   APPENDIX E

                                TAX INFORMATION

The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, we have reprinted it here, and added footnotes to reflect exceptions to the general rules.

                            ------------------------

                                   TABLE 1.1

  COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND OTHER RETIREMENT
                                 SAVINGS PLANS

                                  CASH-VALUE
                                     LIFE       NON-QUALIFIED                              QUALIFIED
                                  INSURANCE       ANNUITIES            IRA'S                PENSION
                                  ----------    -------------          -----               ---------
Annual Contribution Limits            No             No                 Yes                   Yes
Income Eligibility Limits             No             No                Yes**                  No
Borrowing Treated as
  Distributions                      No*             Yes         Loans not allowed    Yes, beyond $50,000
Income Ordering Rules (Income
  included in First
  Distribution)                      No*             Yes                Yes                   Yes
Early Withdrawal Penalties           No*           Yes***             Yes***                Yes***
Minimum Distribution Rules by
  Age 70 1/2                          No             No                 Yes                   Yes
Maximum Annual Distribution
  Rules                               No             No                 Yes                   Yes
Anti-discrimination Rules             No             No                 No                    Yes

------------
Department of the Treasury                                            March 1990
  Office of Tax Analysis

  * If the Policy is not a modified endowment contract.

 ** If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible.

*** There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

 This appendix is not tax advice. You should consult with your own tax advisor for more complete information.

                                   APPENDIX F

            CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM TEST

In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, or the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, as selected by you when the Policy is issued. (See "Death Benefit".)

For the cash value accumulation test, here are sample net single premium factors for a male and female insured, both with an issue age of 55 and both in the nonsmoker preferred risk class.


                        POLICY YEAR                           NET SINGLE PREMIUM FACTOR
                        -----------                           -------------------------
  10........................................................            2.19
  20........................................................            1.57
  30........................................................            1.25
  40........................................................            1.10


If the same insureds were both age 45 at issue, the net single premium factors would be:


                        POLICY YEAR                           NET SINGLE PREMIUM FACTOR
                        -----------                           -------------------------
  10........................................................            3.13
  20........................................................            2.16
  30........................................................            1.56
  40........................................................            1.24
  50........................................................            1.10


For the guideline premium test, here are the corridor factors.

                                    TABLE I

    AGE OF YOUNGER
   INSURED AT START    BASIC CORRIDOR   ENHANCED CORRIDOR
  OF THE POLICY YEAR       FACTOR            FACTOR
  ------------------   --------------   -----------------
   20 through 40           2.50               2.50
        41                 2.43               2.43
        42                 2.36               2.36
        43                 2.29               2.29
        44                 2.22               2.22
        45                 2.15               2.15
        46                 2.09               2.09
        47                 2.03               2.03
        48                 1.97               1.97
        49                 1.91               1.91
        50                 1.85               1.85
        51                 1.78               1.78
        52                 1.71               1.71
        53                 1.64               1.64
        54                 1.57               1.57
        55                 1.50               1.50
        56                 1.46               1.46
        57                 1.42               1.42
        58                 1.38               1.38
        59                 1.34               1.34
        60                 1.30               1.30
        61                 1.28               1.28
        62                 1.26               1.26
        63                 1.24               1.24
        64                 1.22               1.22
        65                 1.20               1.20
        66                 1.19               1.19
        67                 1.18               1.18
        68                 1.17               1.17
        69                 1.16               1.16
        70                 1.15               1.15

    AGE OF YOUNGER
   INSURED AT START    BASIC CORRIDOR   ENHANCED CORRIDOR
  OF THE POLICY YEAR       FACTOR            FACTOR
  ------------------   --------------   -----------------
        71                 1.13               1.13
        72                 1.11               1.11
        73                 1.09               1.09
        74                 1.07               1.07
        75                 1.05               1.05
        76                 1.05               1.05
        77                 1.05               1.05
        78                 1.05               1.05
        79                 1.05               1.05
        80                 1.05               1.05
        81                 1.05               1.10
        82                 1.05               1.15
        83                 1.05               1.20
        84                 1.05               1.25
        85                 1.05               1.30
        86                 1.05               1.35
        87                 1.05               1.40
        88                 1.05               1.45
        89                 1.05               1.50
        90                 1.05               1.50
        91                 1.04               1.50
        92                 1.03               1.50
        93                 1.02               1.50
        94                 1.01               1.50
        95                 1.01               1.50
        96                 1.01               1.40
        97                 1.01               1.30
        98                 1.01               1.20
        99                 1.01               1.10
        100                1.00               1.00

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF NEW ENGLAND LIFE INSURANCE
COMPANY

REPORT OF INDEPENDENT AUDITORS

To the Policy Owners and Board of Directors of New England Life Insurance
Company:

We have audited the accompanying statement of assets and liabilities of the New England Variable Life Separate Account (comprised of the following Sub-
Accounts: Capital Growth, Bond Income, Money Market, Stock Index, Managed, Midcap Value (formerly Avanti Growth), Growth and Income (formerly Value Growth), Small Cap, U.S. Government, Balanced, Equity Growth, International Magnum Equity (formerly International Equity), Venture Value, Bond Opportunities, Investors, Research Managers, Equity-Income, Overseas, High Income and Asset Manager) of New England Life Insurance Company (the "Company") as of December 31, 1999, and the related statements of operations and changes in net assets for each of the three years in the period then ended for all Sub-Accounts. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the respective aforementioned Sub-Accounts comprising the New England Variable Life Separate Account of New England Life Insurance Company as of December 31, 1999, and the results of their operations and the changes in their net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 4, 2000

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 1999

ASSETS
Investments in New England Zenith Fund,
 Variable Insurance Products Fund, and
 Variable Insurance Products Fund II at
 value (Note 2)..........................
                   SHARES        COST
                  --------- --------------
Capital Growth
 Series.........  2,831,583 $1,086,202,933
Back Bay
 Advisors Bond
 Income Series..    738,049     79,337,797
Back Bay
 Advisors Money
 Market Series..  1,481,735    148,173,522
Westpeak Stock
 Index Series...    796,217    120,113,367
Back Bay
 Advisors
 Managed Series.    356,133     60,490,121
Goldman Sachs
 Midcap Value
 Series.........    303,945     41,326,387
Westpeak Growth
 and Income
 Series.........    476,840     86,077,139
Loomis Sayles
 Small Cap
 Series.........    494,133     72,214,392
Salomon Brothers
 U.S. Government
 Series.........     72,858        844,414
Loomis Sayles
 Balanced
 Series.........  1,214,912     18,213,928
Alger Equity
 Growth Series..  7,670,932    172,788,088
Morgan Stanley
 International
 Magnum Equity
 Series.........  1,284,810     14,534,170
Davis Venture
 Value Series...  6,183,625    126,513,387
Salomon Brothers
 Bond
 Opportunities
 Series.........    104,337      1,267,848
MFS Investors
 Series.........     77,411        773,570
MFS Research
 Managers
 Series.........     78,902        806,954
VIP Equity-
 Income
 Portfolio......  6,551,702    126,034,149
VIP Overseas
 Portfolio......  5,064,896     87,116,523
VIP High Income
 Portfolio......  1,322,300     15,875,113
VIP II Asset
 Manager
 Portfolio......    707,988     11,460,518
                            --------------
Total...........            $2,270,164,320
                            ==============
Amount due and accrued (payable) from
 policy-related transactions, net........
Dividends receivable.....................
  Total Assets
LIABILITIES
Due to New England Life Insurance
 Company.................................
NET ASSETS FOR VARIABLE LIFE INSURANCE
 POLICIES................................
                                                                                               NEW ENGLAND ZENITH FUND
                  ------------------------------------------------------------------------------------------------------
                                                                                                   GROWTH
                     CAPITAL         BOND        MONEY        STOCK                    MIDCAP        AND        SMALL
                      GROWTH        INCOME       MARKET       INDEX       MANAGED       VALUE      INCOME        CAP
                       SUB-          SUB-         SUB-         SUB-        SUB-         SUB-        SUB-        SUB-
                     ACCOUNT        ACCOUNT     ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT     ACCOUNT     ACCOUNT
                  --------------- ----------- ------------ ------------ ------------ ----------- ----------- -----------
ASSETS
Investments in New England Zenith Fund,
 Variable Insurance Products Fund, and
 Variable Insurance Products Fund II at
 value (Note 2).. $1,230,974,235  $74,838,213 $148,173,522 $183,798,637 $70,090,490  $36,996,243 $94,643,283 $99,681,359
Capital Growth
 Series.........
Back Bay
 Advisors Bond
 Income Series..
Back Bay
 Advisors Money
 Market Series..
Westpeak Stock
 Index Series...
Back Bay
 Advisors
 Managed Series.
Goldman Sachs
 Midcap Value
 Series.........
Westpeak Growth
 and Income
 Series.........
Loomis Sayles
 Small Cap
 Series.........
Salomon Brothers
 U.S. Government
 Series.........
Loomis Sayles
 Balanced
 Series.........
Alger Equity
 Growth Series..
Morgan Stanley
 International
 Magnum Equity
 Series.........
Davis Venture
 Value Series...
Salomon Brothers
 Bond
 Opportunities
 Series.........
MFS Investors
 Series.........
MFS Research
 Managers
 Series.........
VIP Equity-
 Income
 Portfolio......
VIP Overseas
 Portfolio......
VIP High Income
 Portfolio......
VIP II Asset
 Manager
 Portfolio......
Total...........
Amount due and accrued (payable) from
 policy-related transactions,
 net...............     (136,071)      21,370      560,723       49,113     (11,519)      39,928       7,685      84,454
Dividends receivable..        --           --           --           --          --           --          --          --
                  --------------- ----------- ------------ ------------ ------------ ----------- ----------- -----------
  Total Assets     1,230,838,164   74,859,583  148,734,245  183,847,750  70,078,971   37,036,171  94,650,968  99,765,813
LIABILITIES
Due to New England Life Insurance
 Company...........   84,134,782    6,819,176   11,964,362   19,325,681   5,908,740    3,542,818   9,540,656  10,713,149
                  --------------- ----------- ------------ ------------ ------------ ----------- ----------- -----------
NET ASSETS FOR VARIABLE LIFE INSURANCE
 POLICIES.......   $1,146,703,382 $68,040,407 $136,769,883 $164,522,069 $64,170,231  $33,493,353 $85,110,312 $89,052,664
                  =============== =========== ============ ============ ============ =========== =========== ===========

                       See Notes to Financial Statements

-------------------------------------------------------------------------------------------------
                                     INTERNATIONAL
   U.S.                    EQUITY       MAGNUM       VENTURE        BOND                 RESEARCH
GOVERNMENT   BALANCED      GROWTH       EQUITY        VALUE     OPPORTUNITIES INVESTORS  MANAGERS
   SUB-        SUB-         SUB-         SUB-          SUB-         SUB-        SUB-       SUB-
 ACCOUNT      ACCOUNT     ACCOUNT       ACCOUNT      ACCOUNT       ACCOUNT     ACCOUNT   ACCOUNT
----------  ----------- ------------ ------------- ------------ ------------- ---------  --------
 $787,592   $16,826,533 $225,065,146  $18,180,067  $164,917,275  $1,113,279   $794,240   $945,245
   10,965       157,461      236,677       96,973       124,826       5,544     (2,239)    (2,139)
       --            --           --           --            --          --         --         --
 --------   ----------- ------------  -----------  ------------  ----------   --------   --------
  798,557    16,983,994  225,301,823   18,277,040   165,042,101   1,118,823    792,001    943,106
   41,247     1,694,626   26,656,245    2,058,494    18,572,069      57,789     99,163    154,903
 --------   ----------- ------------  -----------  ------------  ----------   --------   --------
 $757,310   $15,289,368 $198,645,578  $16,218,546  $146,470,032  $1,061,034   $692,838   $788,203
 ========   =========== ============  ===========  ============  ==========   ========   ========
                                        VARIABLE
                                        INSURANCE
         VARIABLE INSURANCE             PRODUCTS
            PRODUCTS FUND                FUND II
-----------------------------------------------------------------
  EQUITY-                     HIGH        ASSET
   INCOME       OVERSEAS     INCOME      MANAGER
    SUB-          SUB-        SUB-        SUB-
  ACCOUNT       ACCOUNT      ACCOUNT     ACCOUNT       TOTAL
------------- ------------ ----------- ----------- --------------
$168,444,262  $138,980,751 $14,955,213 $13,218,146 $2,703,423,731
      (5,066)      101,197       2,344         592      1,342,818
          --            --          --          --             --
------------- ------------ ----------- ----------- --------------
 168,439,196   139,081,948  14,957,557  13,218,738  2,704,766,549
  16,380,286    12,743,559   1,476,634   1,448,557    233,332,936
------------- ------------ ----------- ----------- --------------
$152,058,910  $126,338,389 $13,480,923 $11,770,181 $2,471,433,613
============= ============ =========== =========== ==============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 1999




                                                                                               NEW ENGLAND ZENITH FUND
                          --------------------------------------------------------------------------------------------------
                                                                                                      GROWTH
                            CAPITAL        BOND       MONEY       STOCK                   MIDCAP        AND         SMALL
                             GROWTH       INCOME      MARKET      INDEX      MANAGED      VALUE       INCOME         CAP
                              SUB-         SUB-        SUB-       SUB-         SUB-        SUB-        SUB-         SUB-
                            ACCOUNT      ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT      ACCOUNT      ACCOUNT
                          ------------  ----------  ---------- -----------  ----------  ----------  -----------  -----------
INCOME
 Dividends..............  $239,049,928  $5,475,221  $5,083,165 $ 4,154,533  $9,783,326  $  459,624  $12,174,462  $   260,319
EXPENSE
 Mortality and expense
 risk charge (Note 3)...     6,723,595     471,818     638,578   1,013,735     421,255     330,436      578,297      538,571
                          ------------  ----------  ---------- -----------  ----------  ----------  -----------  -----------
 Net investment income
 (loss).................   232,326,333   5,003,403   4,444,587   3,140,798   9,362,071     129,188   11,596,165     (278,252)
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net unrealized
 appreciation
 (depreciation) on
 investments:
  Beginning of period...   215,969,495   1,209,273          --  39,965,167  13,285,666  (3,807,527)  13,616,695    3,516,783
  End of period.........   144,771,302  (4,499,584)         --  63,685,270   9,600,369  (4,330,144)   8,566,144   27,466,967
                          ------------  ----------  ---------- -----------  ----------  ----------  -----------  -----------
 Net change in
 unrealized appreciation
 (depreciation).........   (71,198,193) (5,708,857)         --  23,720,103  (3,685,297)   (522,617)  (5,050,551)  23,950,184
 Net realized gain
 (loss) on investments..      (572,298)      1,487          --     (52,322)    (65,614)     (9,202)     (33,403)       2,146
                          ------------  ----------  ---------- -----------  ----------  ----------  -----------  -----------
 Net realized and
 unrealized gain (loss)
 on investments.........   (71,770,491) (5,707,370)         --  23,667,781  (3,750,911)   (531,819)  (5,083,954)  23,952,330
                          ------------  ----------  ---------- -----------  ----------  ----------  -----------  -----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $160,555,842  $ (703,967) $4,444,587 $26,808,579  $5,611,160  $ (402,631) $ 6,512,211  $23,674,078
                          ============  ==========  ========== ===========  ==========  ==========  ===========  ===========

* For the period April 30, 1999 (Commencement of Operations) through December 31, 1999.

                       See Notes to Financial Statements

---------------------------------------------------------------------------------------------------
                                      INTERNATIONAL
   U.S.                    EQUITY        MAGNUM       VENTURE        BOND                 RESEARCH
GOVERNMENT   BALANCED      GROWTH        EQUITY        VALUE     OPPORTUNITIES INVESTORS* MANAGERS*
   SUB-        SUB-         SUB-          SUB-         SUB-          SUB-         SUB-      SUB-
 ACCOUNT      ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT       ACCOUNT     ACCOUNT    ACCOUNT
----------  -----------  -----------  ------------- -----------  ------------- ---------- ---------
 $ 46,383   $   998,875  $26,651,028   $   60,426   $ 3,101,039    $ 90,809     $ 1,921   $     --
   10,668       126,629    1,069,420      119,372       961,922      24,177         533      1,540
 --------   -----------  -----------   ----------   -----------    --------     -------   --------
   35,715       872,246   25,581,608      (58,946)    2,139,117      66,632       1,388     (1,540)
   15,209     1,036,991   30,707,168      194,954    20,008,648     (46,594)         --         --
  (56,822)   (1,387,395)  52,277,058    3,645,897    38,403,888    (154,569)     20,670    138,291
 --------   -----------  -----------   ----------   -----------    --------     -------   --------
  (72,031)   (2,424,386)  21,569,890    3,450,943    18,395,240    (107,975)     20,670    138,291
   (1,634)      (14,874)    (116,438)      (4,634)      (47,139)      1,097       8,670    (34,566)
 --------   -----------  -----------   ----------   -----------    --------     -------   --------
  (73,665)   (2,439,260)  21,453,452    3,446,309    18,348,101    (106,878)     29,340    103,725
 --------   -----------  -----------   ----------   -----------    --------     -------   --------
 $(37,950)  $(1,567,014) $47,035,060   $3,387,363   $20,487,218    $(40,246)    $30,728   $102,185
 ========   ===========  ===========   ==========   ===========    ========     =======   ========
                                       VARIABLE
                                      INSURANCE
          VARIABLE INSURANCE           PRODUCTS
            PRODUCTS FUND              FUND II
---------------------------------------------------------------------------------------------------
  EQUITY-                    HIGH       ASSET
  INCOME      OVERSEAS      INCOME     MANAGER
   SUB-         SUB-         SUB-        SUB-
  ACCOUNT      ACCOUNT     ACCOUNT     ACCOUNT       TOTAL
------------ ------------ ----------- ----------- -------------
$ 7,478,140  $ 3,746,050  $1,147,254  $  713,060  $320,475,563
  1,005,310      681,381      87,077      74,260    14,878,574
------------ ------------ ----------- ----------- -------------
  6,472,830    3,064,669   1,060,177     638,800   305,596,989
 39,593,709   14,768,529    (611,552)  1,247,559   390,670,173
 42,410,113   51,864,228    (919,900)  1,757,628   433,259,411
------------ ------------ ----------- ----------- -------------
  2,816,404   37,095,699    (308,348)    510,069    42,589,238
   (592,373)    (370,244)     48,706      (3,669)   (1,856,304)
------------ ------------ ----------- ----------- -------------
  2,224,031   36,725,455    (259,642)    506,400    40,732,934
------------ ------------ ----------- ----------- -------------
$ 8,696,861  $39,790,124  $  800,535  $1,145,200  $346,329,923
============ ============ =========== =========== =============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                      NEW ENGLAND ZENITH FUND
                          ------------------------------------------------------------------------------------
                                                                                                     GROWTH
                            CAPITAL       BOND      MONEY       STOCK                   MIDCAP         AND
                             GROWTH      INCOME     MARKET      INDEX      MANAGED      VALUE        INCOME
                              SUB-        SUB-       SUB-       SUB-        SUB-         SUB-         SUB-
                            ACCOUNT     ACCOUNT    ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT       ACCOUNT
                          ------------ ---------- ---------- ----------- ----------- ------------  -----------
INCOME
 Dividends..............  $136,031,595 $4,500,888 $2,243,738 $ 1,665,717 $ 4,920,327 $  8,522,091  $ 4,438,526
EXPENSE
 Mortality and expense
  risk charge (Note 3)..     5,675,180    329,452    281,233     574,859     295,717      213,136      321,673
                          ------------ ---------- ---------- ----------- ----------- ------------  -----------
 Net investment income
  (loss)................   130,356,415  4,171,436  1,962,505   1,090,858   4,624,610    8,308,955    4,116,853
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net unrealized
  appreciation
  (depreciation) on
  investments:
 Beginning of period....    91,366,363    892,059         --  19,889,059   9,447,437    6,964,381    6,858,665
 End of period..........   215,969,495  1,209,273         --  39,965,167  13,285,666   (3,807,527)  13,616,695
                          ------------ ---------- ---------- ----------- ----------- ------------  -----------
 Net change in
  unrealized
  appreciation
  (depreciation)........   124,603,132    317,214         --  20,076,109   3,838,229  (10,771,908)   6,758,031
 Net realized gain on
  investments...........     5,610,899      1,800         --     190,803     163,910      236,891       14,655
                          ------------ ---------- ---------- ----------- ----------- ------------  -----------
 Net realized and
  unrealized gain (loss)
  on investments........   130,214,031    319,014         --  20,266,912   4,002,139  (10,535,017)   6,772,686
                          ------------ ---------- ---------- ----------- ----------- ------------  -----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $260,570,446 $4,490,449 $1,962,505 $21,357,770 $ 8,626,750 $ (2,226,063) $10,889,538
                          ============ ========== ========== =========== =========== ============  ===========

                       See Notes to Financial Statements

                                                                                                VARIABLE INSURANCE
                                                                                                  PRODUCTS FUND
--------------------------------------------------------------------------------------- ----------------------------------
                                                INTERNATIONAL
   SMALL         U.S.                 EQUITY       MAGNUM       VENTURE       BOND        EQUITY-                 HIGH
    CAP       GOVERNMENT  BALANCED    GROWTH       EQUITY        VALUE    OPPORTUNITIES   INCOME     OVERSEAS    INCOME
   SUB-          SUB-       SUB-       SUB-         SUB-         SUB-         SUB-         SUB-        SUB-       SUB-
  ACCOUNT      ACCOUNT    ACCOUNT     ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT    ACCOUNT     ACCOUNT
-----------   ---------- ---------- ----------- ------------- ----------- ------------- ----------- ---------- -----------
$ 1,148,975    $32,331   $  607,129 $ 3,598,904   $ 251,292   $ 2,912,129   $ 81,480    $ 8,088,940 $6,093,523 $ 1,064,286
    380,727     (2,318)      52,939     452,661      48,632       512,333     (9,440)       902,569    550,070      67,547
-----------    -------   ---------- -----------   ---------   -----------   --------    ----------- ---------- -----------
    768,248     34,649      554,190   3,146,243     202,660     2,399,796     90,920      7,186,371  5,543,453     996,739
  5,422,058     (1,916)     642,612   5,391,267    (155,005)   10,716,783     (2,256)    32,699,163 11,137,299     964,520
  3,516,783     15,209    1,036,991  30,707,168     194,954    20,008,648    (46,594)    39,593,709 14,768,529    (611,552)
-----------    -------   ---------- -----------   ---------   -----------   --------    ----------- ---------- -----------
 (1,905,274)    17,125      394,379  25,315,901     349,959     9,291,865    (44,337)     6,894,545  3,631,231  (1,576,072)
     20,862         11        6,840      56,142       5,897        22,521        493        561,003    333,272      20,913
-----------    -------   ---------- -----------   ---------   -----------   --------    ----------- ---------- -----------
 (1,884,412)    17,136      401,219  25,372,043     355,856     9,314,386    (43,844)     7,455,548  3,964,503  (1,555,159)
-----------    -------   ---------- -----------   ---------   -----------   --------    ----------- ---------- -----------
$(1,116,164)   $51,785   $  955,409 $28,518,286   $ 558,517   $11,714,181   $ 47,076    $14,641,919 $9,507,956 $  (558,420)
 VARIABLE
INSURANCE
 PRODUCTS
 FUND II
-------------------------------------------------------------------------
  ASSET
 MANAGER
   SUB-
 ACCOUNT      TOTAL
---------- ------------
$  835,511 $187,037,382
    50,140   10,697,110
---------- ------------
   785,371  176,340,272
   971,097  203,203,584
 1,247,559  390,670,172
---------- ------------
   276,461  187,466,588
     4,137    7,251,049
---------- ------------
   280,598  194,717,637
---------- ------------
$1,065,969 $371,057,909
=======    ========== ===========   =========   ===========   ========    =========== ========== ===========
========== ============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                  NEW ENGLAND ZENITH FUND
                          --------------------------------------------------------------------------------
                                                                                                  GROWTH
                            CAPITAL        BOND      MONEY       STOCK                 MIDCAP      AND
                             GROWTH       INCOME     MARKET      INDEX     MANAGED     VALUE      INCOME
                              SUB-         SUB-       SUB-       SUB-        SUB-       SUB-       SUB-
                            ACCOUNT      ACCOUNT    ACCOUNT     ACCOUNT    ACCOUNT    ACCOUNT    ACCOUNT
                          ------------  ---------- ---------- ----------- ---------- ---------- ----------
INCOME
 Dividends..............  $184,229,729  $3,419,409 $1,852,865 $ 1,082,727 $5,025,764 $2,781,138 $3,928,553
EXPENSE
 Mortality and expense
  risk charge (Note 3)..     4,170,905     253,374    241,048     333,771    229,423    207,451    190,264
                          ------------  ---------- ---------- ----------- ---------- ---------- ----------
 Net investment income
  (loss)................   180,058,824   3,166,035  1,611,817     748,956  4,796,341  2,573,687  3,738,289
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net unrealized
  appreciation
  (depreciation) on
  investments:
 Beginning of year......   138,009,405      40,519         --   7,633,013  6,137,629  4,823,316  3,107,090
 End of year............    91,366,363     892,059         --  19,889,059  9,447,437  6,964,381  6,858,664
                          ------------  ---------- ---------- ----------- ---------- ---------- ----------
 Net change in
  unrealized
  appreciation
  (depreciation)........   (46,643,042)    851,540         --  12,256,046  3,309,808  2,141,065  3,751,574
 Net realized gain on
  investments...........     1,699,829      15,488         --      35,165    242,079     87,159     17,721
                          ------------  ---------- ---------- ----------- ---------- ---------- ----------
 Net realized and
  unrealized gain (loss)
  on investments........   (44,943,213)    867,028         --  12,291,211  3,551,887  2,228,224  3,769,295
                          ------------  ---------- ---------- ----------- ---------- ---------- ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $135,115,611  $4,033,063 $1,611,817 $13,040,167 $8,348,228 $4,801,911 $7,507,584
                          ============  ========== ========== =========== ========== ========== ==========

                       See Notes to Financial Statements

                                                                                                                   VARIABLE
                                                                                                                   INSURANCE
                                                                                         VARIABLE INSURANCE        PRODUCTS
                                                                                            PRODUCTS FUND           FUND II
---------------------------------------------------------------------------------- ------------------------------- ---------
                                           INTERNATIONAL
  SMALL        U.S.               EQUITY      MAGNUM       VENTURE       BOND        EQUITY-                HIGH     ASSET
   CAP      GOVERNMENT BALANCED   GROWTH      EQUITY        VALUE    OPPORTUNITIES   INCOME     OVERSEAS   INCOME   MANAGER
   SUB-        SUB-      SUB-      SUB-        SUB-         SUB-         SUB-         SUB-        SUB-      SUB-     SUB-
 ACCOUNT     ACCOUNT   ACCOUNT   ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT    ACCOUNT   ACCOUNT   ACCOUNT
----------  ---------- -------- ---------- ------------- ----------- ------------- ----------- ---------- -------- ---------
$6,279,206    $9,089   $438,430 $4,721,050   $ 209,389   $ 1,822,395    $43,914    $ 8,872,794 $5,434,055 $393,295 $528,401
   275,141     2,290     50,941    265,599      51,702       276,055      9,400        676,059    447,597   41,502   33,135
----------    ------   -------- ----------   ---------   -----------    -------    ----------- ---------- -------- --------
 6,004,065     6,799    387,489  4,455,451     157,687     1,546,340     34,514      8,196,735  4,986,458  351,793  495,266
 3,059,565      (819)   236,625  2,084,389     136,191     2,398,023     (1,153)    16,409,989  9,502,216  362,600  547,647
 5,422,058    (1,916)   642,612  5,391,267    (155,006)   10,716,783     (2,256)    32,699,163 11,137,299  964,520  971,097
----------    ------   -------- ----------   ---------   -----------    -------    ----------- ---------- -------- --------
 2,362,493    (1,097)   405,987  3,306,878    (291,197)    8,318,760     (1,103)    16,289,174  1,635,083  601,920  423,450
    20,956         1     55,231     75,802       8,303        21,718        201        126,489     67,905   12,234    5,368
----------    ------   -------- ----------   ---------   -----------    -------    ----------- ---------- -------- --------
 2,383,449    (1,096)   461,218  3,382,680    (282,894)    8,340,478       (902)    16,415,663  1,702,988  614,154  428,818
----------    ------   -------- ----------   ---------   -----------    -------    ----------- ---------- -------- --------
$8,387,514    $5,703   $848,707 $7,838,131   $(125,207)  $ 9,886,818    $33,612    $24,612,398 $6,689,446 $965,947 $924,084
==========    ======   ======== ==========   =========   ===========    =======    =========== ========== ======== ========
----------------------------------------------------------------------------------



   TOTAL
------------
$231,072,203
   7,755,657
------------
 223,316,546
 194,486,245
 203,203,584
------------
   8,717,339
   2,491,649
------------
  11,208,988
------------
$234,525,534
============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 1999

                        CAPITAL         BOND          MONEY         STOCK                     MIDCAP
                         GROWTH        INCOME        MARKET         INDEX        MANAGED       VALUE
                          SUB-          SUB-          SUB-           SUB-         SUB-         SUB-
                        ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT      ACCOUNT
                     --------------  -----------  -------------  ------------  -----------  -----------
 FROM OPERATING
  ACTIVITIES
 Net investment
  income (loss)...   $  232,326,333  $ 5,003,403  $   4,444,587  $  3,140,798  $ 9,362,071  $   129,188
 Net realized and
  unrealized gain
  (loss) on
  investments.....      (71,770,491)  (5,707,370)            --    23,667,781   (3,750,911)    (531,819)
                     --------------  -----------  -------------  ------------  -----------  -----------
  Net Increase
   (decrease) in
   net assets
   resulting from
   operations.....      160,555,842     (703,967)     4,444,587    26,808,579    5,611,160     (402,631)
 FROM POLICY-
  RELATED
  TRANSACTIONS
 Net premiums
  transferred from
  New England Life
  Insurance
  Company (Note
  4)..............      142,211,177   13,805,688    214,469,972    29,988,746   10,115,433    7,098,841
 Net transfers
  (to) from other
  sub-accounts....       (3,426,057)   5,993,183   (132,180,032)   28,975,401    3,130,211   (1,928,318)
 Net transfers
  (to) from New
  England Life
  Insurance
  Company.........     (127,342,172)  (8,870,541)   (35,295,568)  (21,960,448)  (7,936,560)  (3,985,601)
                     --------------  -----------  -------------  ------------  -----------  -----------
  Net Increase in
   net assets
   resulting from
   policy related
   transactions...       11,442,948   10,928,330     46,994,372    37,003,699    5,309,084    1,184,922
                     --------------  -----------  -------------  ------------  -----------  -----------
 Net increase
  (decrease) in
  net assets......      171,998,790   10,224,363     51,438,959    63,812,278   10,920,244      782,291
 NET ASSETS, AT
  BEGINNING OF THE
  PERIOD..........      974,704,592   57,816,044     85,330,924   100,709,791   53,249,987   32,711,062
                     --------------  -----------  -------------  ------------  -----------  -----------
 NET ASSETS, AT
  END OF THE
  PERIOD..........   $1,146,703,382  $68,040,407  $ 136,769,883  $164,522,069  $64,170,231  $33,493,353
                     ==============  ===========  =============  ============  ===========  ===========
                            NEW ENGLAND ZENITH FUND
                     --------------------------------------
                        GROWTH
                         AND          SMALL         U.S.
                        INCOME         CAP       GOVERNMENT
                         SUB-          SUB-         SUB-
                       ACCOUNT       ACCOUNT      ACCOUNT
                     ------------- ------------- ----------
 FROM OPERATING
  ACTIVITIES
 Net investment
  income (loss)...   $ 11,596,165  $   (278,252)  $ 35,715
 Net realized and
  unrealized gain
  (loss) on
  investments.....     (5,083,954)   23,952,330    (73,665)
                     ------------- ------------- ----------
  Net Increase
   (decrease) in
   net assets
   resulting from
   operations.....      6,512,211    23,674,078    (37,950)
 FROM POLICY-
  RELATED
  TRANSACTIONS
 Net premiums
  transferred from
  New England Life
  Insurance
  Company (Note
  4)..............     15,769,644    16,994,060         --
 Net transfers
  (to) from other
  sub-accounts....     14,513,514    (3,433,209)    79,255
 Net transfers
  (to) from New
  England Life
  Insurance
  Company.........    (10,636,850)  (11,981,152)    24,393
                     ------------- ------------- ----------
  Net Increase in
   net assets
   resulting from
   policy related
   transactions...     19,646,308     1,579,699    103,648
                     ------------- ------------- ----------
 Net increase
  (decrease) in
  net assets......     26,158,519    25,253,777     65,698
 NET ASSETS, AT
  BEGINNING OF THE
  PERIOD..........     58,951,793    63,798,887    691,612
                     ------------- ------------- ----------
 NET ASSETS, AT
  END OF THE
  PERIOD..........   $ 85,110,312  $ 89,052,664   $757,310
                     ============= ============= ==========

* For the period April 30, 1999 (Commencement of Operations) through December 31, 1999.

                       See Notes to Financial Statements

-----------------------------------------------------------------------------------------
                           INTERNATIONAL
                EQUITY        MAGNUM       VENTURE         BOND                 RESEARCH
 BALANCED       GROWTH        EQUITY        VALUE      OPPORTUNITIES INVESTORS* MANAGERS*
   SUB-          SUB-          SUB-          SUB-          SUB-         SUB-      SUB-
  ACCOUNT      ACCOUNT        ACCOUNT      ACCOUNT        ACCOUNT     ACCOUNT    ACCOUNT
-----------  ------------  ------------- ------------  ------------- ---------- ---------
$   872,246  $ 25,581,608   $   (58,946) $  2,139,117   $   66,632    $  1,388  $ (1,540)
 (2,439,260)   21,453,452     3,446,309    18,348,101     (106,878)     29,340   103,725
-----------  ------------   -----------  ------------   ----------    --------  --------
 (1,567,014)   47,035,060     3,387,363    20,487,218      (40,246)     30,728   102,185
  4,093,455    31,646,457     3,430,299    32,031,496           --      75,935    86,667
  1,865,860    59,949,102     1,463,742    22,546,367        1,100     684,756   763,549
 (1,579,581)  (30,858,890)   (2,381,414)  (23,867,517)       9,526     (98,581) (164,198)
-----------  ------------   -----------  ------------   ----------    --------  --------
  4,379,734    60,736,669     2,512,627    30,710,346       10,626     662,110   686,018
-----------  ------------   -----------  ------------   ----------    --------  --------
  2,812,720   107,771,729     5,899,990    51,197,564      (29,620)    692,838   788,203
 12,476,648    90,873,849    10,318,556    95,272,468    1,090,654          --        --
-----------  ------------   -----------  ------------   ----------    --------  --------
$15,289,368  $198,645,578   $16,218,546  $146,470,032   $1,061,034    $692,838  $788,203
===========  ============   ===========  ============   ==========    ========  ========
                                           VARIABLE
                                          INSURANCE
    VARIABLE INSURANCE                     PRODUCTS
      PRODUCTS FUND                        FUND II
-----------------------------------------------------------------------------------------
  EQUITY-                      HIGH         ASSET
   INCOME       OVERSEAS      INCOME       MANAGER
    SUB-          SUB-         SUB-         SUB-
  ACCOUNT       ACCOUNT       ACCOUNT      ACCOUNT        TOTAL
------------- ------------- ------------ ------------ ---------------
$  6,472,830  $  3,064,669  $ 1,060,177  $   638,800  $  305,596,989
   2,224,031    36,725,455     (259,642)     506,400      40,732,934
------------- ------------- ------------ ------------ ---------------
   8,696,861    39,790,124      800,535    1,145,200     346,329,923
  26,649,674    17,254,614    3,727,099    2,393,210     571,842,467
  (2,823,843)    1,086,949    1,354,057    1,384,413              --
 (19,017,183)  (16,067,097)  (2,389,723)  (1,339,833)   (325,738,990)
------------- ------------- ------------ ------------ ---------------
   4,808,648     2,274,466    2,691,433    2,437,790     246,103,477
------------- ------------- ------------ ------------ ---------------
  13,505,509    42,064,590    3,491,968    3,582,990     592,433,400
 138,553,401    84,273,799    9,988,955    8,187,191   1,879,000,213
------------- ------------- ------------ ------------ ---------------
$152,058,910  $126,338,389  $13,480,923  $11,770,181  $2,471,433,613
============= ============= ============ ============ ===============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                 NEW ENGLAND ZENITH FUND
                   ------------------------------------------------------------------------------------------------------------
                                                                                                         GROWTH
                      CAPITAL        BOND          MONEY         STOCK                      MIDCAP         AND         SMALL
                      GROWTH        INCOME        MARKET         INDEX        MANAGED       VALUE        INCOME         CAP
                       SUB-          SUB-          SUB-           SUB-         SUB-          SUB-         SUB-         SUB-
                      ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT
                   -------------  -----------  -------------  ------------  -----------  ------------  -----------  -----------
FROM OPERATING
 ACTIVITIES
 Net investment
  income (loss)..  $ 130,356,415  $ 4,171,436  $   1,962,505  $  1,090,858  $ 4,624,610  $  8,308,955  $ 4,116,853  $   768,248
 Net realized and
  unrealized gain
  (loss) on
  investments....    130,214,031      319,014             --    20,266,912    4,002,139   (10,535,017)   6,772,686   (1,884,412)
                   -------------  -----------  -------------  ------------  -----------  ------------  -----------  -----------
 Net Increase
  (decrease) in
  net assets
  resulting from
  operations.....    260,570,446    4,490,449      1,962,505    21,357,770    8,626,750    (2,226,063)  10,889,538   (1,116,164)
FROM POLICY-
 RELATED
 TRANSACTIONS
 Net premiums
  transferred
  from New
  England Life
  Insurance
  Company
  (Note 4).......    130,346,621   10,522,040    221,378,611    15,997,005    6,508,238     8,067,127   10,034,046   16,979,803
 Net transfers
  (to) from other
  sub-accounts...     28,412,166    9,220,311   (149,270,654)   22,094,429    6,317,021      (102,089)  15,004,643    9,499,585
 Net transfers to
  New England
  Life Insurance
  Company........   (136,266,249)  (7,932,456)   (21,844,962)  (16,290,249)  (6,742,406)   (4,094,516)  (8,744,105)  (9,074,771)
                   -------------  -----------  -------------  ------------  -----------  ------------  -----------  -----------
 Net Increase in
  net assets
  resulting from
  policy related
  transactions...     22,492,538   11,809,895     50,262,995    21,801,185    6,082,853     3,870,522   16,294,584   17,404,617
                   -------------  -----------  -------------  ------------  -----------  ------------  -----------  -----------
 Net increase in
  net assets.....    283,062,984   16,300,344     52,225,500    43,158,955   14,709,603     1,644,459   27,184,123   16,288,452
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD..........    691,641,608   41,515,700     33,105,424    57,550,836   38,540,384    31,066,603   31,767,670   47,510,435
                   -------------  -----------  -------------  ------------  -----------  ------------  -----------  -----------
NET ASSETS, AT
 END OF THE
 PERIOD..........  $ 974,704,592  $57,816,044  $  85,330,924  $100,709,791  $53,249,987  $ 32,711,062  $58,951,793  $63,798,887
                   =============  ===========  =============  ============  ===========  ============  ===========  ===========

                       See Notes to Financial Statements

                                                                                            VARIABLE INSURANCE
                                                                                               PRODUCTS FUND
 -------------------------------------------------------------------------------------------------------------------------
                                         INTERNATIONAL
    U.S.                      EQUITY        MAGNUM       VENTURE         BOND        EQUITY-                      HIGH
 GOVERNMENT    BALANCED       GROWTH        EQUITY        VALUE      OPPORTUNITIES    INCOME       OVERSEAS      INCOME
    SUB-         SUB-          SUB-          SUB-          SUB-          SUB-          SUB-          SUB-         SUB-
  ACCOUNT       ACCOUNT      ACCOUNT        ACCOUNT      ACCOUNT        ACCOUNT      ACCOUNT       ACCOUNT       ACCOUNT
 ----------   -----------  ------------  ------------- ------------  ------------- ------------  ------------  -----------
 $  34,649    $   554,190  $  3,146,243   $   202,660  $  2,399,796   $   90,920   $  7,186,371  $  5,543,453  $   996,739
    17,136        401,219    25,372,043       355,856     9,314,386      (43,844)     7,455,548     3,964,503   (1,555,159)
 ---------    -----------  ------------   -----------  ------------   ----------   ------------  ------------  -----------
    51,785        955,409    28,518,286       558,517    11,714,181       47,076     14,641,919     9,507,956     (558,420)
        --      3,185,034    18,566,913     3,131,225    24,165,947           --     26,170,240    17,386,996    2,434,923
   590,096      3,794,185    16,305,214       999,735    23,584,994      612,788      8,474,098       342,473    2,823,884
  (111,452)    (2,333,228)  (14,453,624)   (1,503,958)  (15,609,387)    (156,947)   (18,064,178)  (10,788,946)  (1,891,706)
 ---------    -----------  ------------   -----------  ------------   ----------   ------------  ------------  -----------
   478,644      4,645,991    20,418,503     2,627,002    32,141,554      455,841     16,580,160     6,940,523    3,367,101
 ---------    -----------  ------------   -----------  ------------   ----------   ------------  ------------  -----------
   530,429      5,601,400    48,936,789     3,185,519    43,855,735      502,917     31,222,080    16,448,479    2,808,682
   161,183      6,875,248    41,937,060     7,133,037    51,416,733      587,737    107,331,321    67,825,320    7,180,273
 ---------    -----------  ------------   -----------  ------------   ----------   ------------  ------------  -----------
 $ 691,612    $12,476,648  $ 90,873,849   $10,318,556  $ 95,272,468   $1,090,654   $138,553,401  $ 84,273,799  $ 9,988,955
 =========    ===========  ============   ===========  ============   ==========   ============  ============  ===========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
----------------------------------------------------------------------------------
   ASSET
  MANAGER
   SUB-
  ACCOUNT        TOTAL
------------ ---------------
$   785,371  $  176,340,272
    280,598     194,717,637
------------ ---------------
  1,065,969     371,057,909
  1,626,307     516,501,076
  1,297,121              --
 (1,251,084)   (277,154,223)
------------ ---------------
  1,672,344     239,346,853
------------ ---------------
  2,738,313     610,404,762
  5,448,878   1,268,595,450
------------ ---------------
$ 8,187,191  $1,879,000,212
============ ===============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                NEW ENGLAND ZENITH FUND
                   -----------------------------------------------------------------------------------------------------------
                      CAPITAL        BOND          MONEY         STOCK                     MIDCAP                     SMALL
                      GROWTH        INCOME        MARKET         INDEX        MANAGED       VALUE     GROWTH AND       CAP
                       SUB-          SUB-          SUB-           SUB-         SUB-         SUB-      INCOME SUB-     SUB-
                      ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                   -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
FROM OPERATING
 ACTIVITIES
 Net investment
  income (loss)..  $ 180,058,824  $ 3,166,035  $   1,611,817  $    748,956  $ 4,796,341  $ 2,573,687  $ 3,738,289  $ 6,004,065
 Net realized and
  unrealized gain
  (loss) on
  investments....    (44,943,213)     867,028             --    12,291,211    3,551,887    2,228,224    3,769,295    2,383,449
                   -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
 Net increase
  (decrease) in
  net assets
  resulting from
  operations.....    135,115,611    4,033,063      1,611,817    13,040,167    8,348,228    4,801,911    7,507,584    8,387,514
FROM POLICY-
 RELATED
 TRANSACTIONS
 Net premiums
  transferred
  from New
  England Life
  Insurance
  Company
  (Note 4).......    115,563,292    9,916,442    112,790,933    11,030,326    6,066,893    8,052,822    6,483,236   12,931,007
 Net transfers
  (to) from other
  sub-
  accounts.......     19,184,703    2,250,884   (100,492,346)   13,670,086    2,168,458      728,467    6,112,407   13,551,252
 Net transfers to
  New England
  Life Insurance
  Company........   (103,221,618)  (7,435,545)   (10,617,259)  (11,516,905)  (6,628,199)  (5,007,957)  (5,507,253)  (8,882,069)
                   -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
 Net increase in
  net assets
  resulting from
  policy related
  transactions...     31,526,377    4,731,781      1,681,328    13,183,507    1,607,152    3,773,332    7,088,390   17,600,190
                   -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
 Net increase in
  net assets.....    166,641,988    8,764,844      3,293,145    26,223,674    9,955,380    8,575,243   14,595,974   25,987,704
NET ASSETS, AT
 BEGINNING OF THE
 YEAR............    524,999,620   32,750,856     29,812,279    31,327,162   28,585,004   22,491,360   17,171,696   21,522,731
                   -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
NET ASSETS, AT
 END OF THE YEAR.  $ 691,641,608  $41,515,700  $  33,105,424  $ 57,550,836  $38,540,384  $31,066,603  $31,767,670  $47,510,435
                   =============  ===========  =============  ============  ===========  ===========  ===========  ===========

                       See Notes to Financial Statements

                                                                                         VARIABLE INSURANCE
                                                                                           PRODUCTS FUND
------------------------------------------------------------------------------- --------------------------------------
                                      INTERNATIONAL
   U.S.                    EQUITY        MAGNUM       VENTURE         BOND        EQUITY-                     HIGH
GOVERNMENT   BALANCED      GROWTH        EQUITY        VALUE      OPPORTUNITIES    INCOME      OVERSEAS      INCOME
   SUB-        SUB-         SUB-          SUB-          SUB-          SUB-          SUB-         SUB-         SUB-
 ACCOUNT      ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT        ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT
----------  -----------  -----------  ------------- ------------  ------------- ------------  -----------  -----------
 $  6,799   $   387,489  $ 4,455,451   $   157,687  $  1,546,340    $ 34,514    $  8,196,735  $ 4,986,458  $   351,793
   (1,096)      461,218    3,382,680      (282,894)    8,340,478        (902)     16,415,663    1,702,988      614,154
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
    5,703       848,707    7,838,131      (125,207)    9,886,818      33,612      24,612,398    6,689,446      965,947
       --     2,146,406   14,606,449     3,056,999    13,157,429          --      23,866,781   17,551,475    2,042,291
  118,925     2,461,028    6,194,266     1,537,466    22,596,463     563,357       5,377,892    1,724,137    1,829,771
   (9,482)   (1,814,302)  (8,772,068)   (1,574,196)  (10,885,947)    (36,000)    (18,885,322)  (9,549,079)  (1,756,377)
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
  109,443     2,793,132   12,028,647     3,020,269    24,867,945     527,357      10,359,351    9,726,533    2,115,685
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
  115,146     3,641,839   19,866,778     2,895,062    34,754,763     560,969      34,971,749   16,415,979    3,081,632
   46,037     3,233,409   22,070,282     4,237,975    16,661,970      26,768      72,359,572   51,409,341    4,098,641
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
 $161,183   $ 6,875,248  $41,937,060   $ 7,133,037  $ 51,416,733    $587,737    $107,331,321  $67,825,320  $ 7,180,273
 ========   ===========  ===========   ===========  ============    ========    ============  ===========  ===========
 VARIABLE
INSURANCE
 PRODUCTS
 FUND II
-------------------------------------------------------------------------------
  ASSET
 MANAGER
   SUB-
 ACCOUNT        TOTAL
----------- ---------------
$  495,266  $  223,316,546
   428,818      11,208,988
----------- ---------------
   924,084     234,525,534
 1,403,144     360,665,925
   422,784              --
  (881,229)   (212,980,807)
----------- ---------------
   944,699     147,685,118
----------- ---------------
 1,868,783     382,210,652
 3,580,095     886,384,798
----------- ---------------
$5,448,878  $1,268,595,450
=========== ===============

                       See Notes to Financial Statements

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS. New England Variable Life Separate Account (the "Account") of New England Life Insurance Company ("NELICO") was established by NELICO's Board of Directors on January 31, 1983 in accordance with the regulations of the Delaware Insurance Department and is now operating in accordance with the regulations of the Commonwealth of Massachusetts Division of Insurance. The Account is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the Account are owned by NELICO. The net assets of the Account are restricted from use in the ordinary business of NELICO. NELICO is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUB-ACCOUNTS. The Account has twenty investment sub-accounts each of which invest in the shares of one portfolio of the New England Zenith Fund ("Zenith Fund"), the Variable Insurance Products Fund or the Variable Insurance Products Fund II. The portfolios of the Zenith Fund, the Variable Insurance Products Fund and the Variable Insurance Products Fund II in which the sub-accounts invest are referred to herein as the "Eligible Funds". The Zenith Fund, the Variable Insurance Products Fund and the Variable Insurance Products Fund II are diversified, open-end management investment companies. The Account purchases or redeems shares of the twenty Eligible Funds based on the amount of net premiums invested in the Account, transfers among the sub-accounts, policy loans, surrender payments, and death benefit payments. The values of the shares of the Eligible Funds are determined as of the close of the New York Stock Exchange (the "Exchange") (normally 4:00 p.m. EST) on each day the Exchange is open for trading. Realized gains and losses on the sale of Eligible Funds' shares are computed on the basis of identified cost on the trade date. Income from dividends is recorded on the ex-dividend date. Charges for investment advisory fees and other expenses are reflected in the carrying value of the assets of the Eligible Funds.

3. MORTALITY AND EXPENSE RISK CHARGES. NELICO charges the Account for the mortality and expense risk NELICO assumes. The mortality risk assumed by NELICO is the risk that insureds may live for shorter periods of time than NELICO estimated when setting its cost of insurance charges. The expense risk assumed by NELICO is the risk that the deductions for sales and administrative charges may prove insufficient to cover actual cost. If these deductions are insufficient to cover the cost of the mortality and expense risk assumed by NELICO, NELICO absorbs the resulting losses and makes sufficient transfers to the Fund from its general assets. Conversely, if those deductions are more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, the excess is retained by NELICO. Currently, the charges are made daily at an annual rate of .35% of the Account assets attributable to fixed premium ("Zenith Life") variable policies, .45% of the Account assets attributable to single premium ("Zenith Life One") variable life policies, .60% of the Account assets attributable to variable ordinary ("Zenith Life Plus" , "Zenith Life Plus II" and "Zenith Variable Whole Life") life policies and limited payment ("Zenith Life Executive 65") variable life policies, .90% and .75% of the Account assets attributable to variable survivorship ("Zenith Survivorship Life") life policies, and .75% and .60% of the Account assets attributable to flexible premium ("Zenith Flexible Life") variable life policies. For the modified single premium ("American Gateway") and flexible premium ("Zenith Executive Advantage Plus") variable life policies mortality and expense risk charges are not charged daily against the sub-account assets but are deducted from the policy cash values monthly at an annual rate of .90% and a maximum annual rate of .75%, respectively

4. NET PREMIUM TRANSFERS AND DEDUCTIONS FROM CASH VALUE. Certain deductions are made from each premium payment paid to NELICO to arrive at a net premium that is transferred to the Account. Certain deductions are made from cash value in the sub-accounts. These deductions, depending on the policy, could include sales load, administrative charges, premium tax charges, risk charges, cost of insurance charges, and charges for rider benefits and special risk charges.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. FEDERAL INCOME TAXES. For federal income tax purposes the Account's operations are included with those of NELICO. NELICO intends to make appropriate charges against the Account in the future if and when tax liabilities arise.

6. INVESTMENT ADVISERS. The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. New England Investment Management, Inc. (formerly, TNE Advisers, Inc.), which is an indirect subsidiary of NELICO, Capital Growth Management Limited Partnership ("CGM"), and each of the sub-advisers are registered with the Securities and Exchange Commission as investment advisers under the Investment Advisers Act of 1940.

         SERIES                           ADVISER                             SUB-ADVISER
         ------           --------------------------------------- ------------------------------------
Capital Growth..........  CGM*                                                     --
Back Bay Advisors Money
 Market.................  New England Investment Management, Inc. Back Bay Advisors, L.P. *
Back Bay Advisors Bond
 Income.................  New England Investment Management, Inc. Back Bay Advisors, L.P. *
Back Bay Advisors
 Managed................  New England Investment Management, Inc. Back Bay Advisors, L.P. *
Westpeak Stock Index....  New England Investment Management, Inc. Westpeak Investment Advisors, L.P. *
Westpeak Growth and
 Income.................  New England Investment Management, Inc. Westpeak Investment Advisors, L.P. *
Goldman Sachs Midcap
 Value..................  New England Investment Management, Inc. Goldman Sachs Asset Management
Loomis Sayles Small Cap.  New England Investment Management, Inc. Loomis, Sayles & Company, L.P. *
Loomis Sayles Balanced..  New England Investment Management, Inc. Loomis, Sayles & Company, L.P. *
Morgan Stanley
 International Magnum     New England Investment Management, Inc. Morgan Stanley Dean Witter
 Equity.................                                          Investment Management Inc.
Davis Venture Value.....  New England Investment Management, Inc. Davis Selected Advisers, L.P.
Alger Equity Growth.....  New England Investment Management, Inc. Fred Alger Management, Inc.
Salomon Brothers U.S.     New England Investment Management, Inc. Salomon Brothers Asset
 Government.............                                          Management Inc
Salomon Brothers
 Strategic Bond
 Opportunities..........  New England Investment Management, Inc. Salomon Brothers Asset
                                                                  Management Inc
MFS Investors...........  New England Investment Management, Inc. Massachusetts Financial
                                                                  Services Company
MFS Research Managers...  New England Investment Management, Inc. Massachusetts Financial
                                                                  Services Company

*An affiliate of NELICO

Effective May 1, 1997 the Draycott International Equity Series was renamed the Morgan Stanley International Magnum Equity Series and Morgan Stanley Dean Witter Investment Management Inc. became the sub-adviser of the Series, succeeding Draycott Partners, Ltd.

Effective May 1, 1998 Goldman Sachs Asset Management ("Goldman Sachs") became the sub-adviser of the Loomis Sayles Avanti Growth Series, succeeding Loomis Sayles & Company, L.P., and the name of the Series was changed to the "Goldman Sachs Midcap Value Series". Goldman Sachs is a separate operating division of Goldman, Sachs & Co., a privately-owned global financial services company.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

7. INVESTMENT PURCHASES AND SALES. The following table shows the aggregate cost of Eligible Fund shares purchased and proceeds from the sales of Eligible Fund shares for each sub-account for the year ended December 31, 1999:

                                                        PURCHASES      SALES
                                                       ------------ ------------
   Capital Growth Series.............................  $242,198,370 $241,707,039
   Back Bay Advisors Money Market Series.............   327,644,952  277,923,925
   Back Bay Advisors Bond Income Series..............    36,178,905   24,991,981
   Back Bay Advisors Managed Series..................    24,394,855   18,680,924
   Westpeak Stock Index Series.......................    81,767,015   38,818,677
   Westpeak Growth and Income Series.................    43,834,304   22,733,178
   Goldman Sachs Midcap Value Series.................    14,632,125   14,003,124
   Loomis Sayles Small Cap Series....................    32,520,472   28,114,874
   Loomis Sayles Balanced Series.....................    11,121,785    7,665,490
   Morgan Stanley International Magnum Equity Series.     8,500,269    5,336,590
   Davis Venture Value Series........................    74,752,030   39,161,371
   Alger Equity Growth Series........................   112,530,144   37,977,904
   Salomon Bothers U.S. Government Series............       728,153      711,346
   Salomon Bothers Strategic Bond Opportunities
    Series...........................................       504,155      619,331
   MFS Investors Series *............................       853,017       92,276
   MFS Research Managers Series *....................       869,163       29,781
   VIP Equity-Income Portfolio.......................    48,322,887   44,032,962
   VIP Overseas Portfolio............................    36,474,794   30,947,930
   VIP High Income Portfolio.........................    10,500,033    7,853,618
   VIP II Asset Manager Portfolio....................     6,412,123    3,587,782

*For the period April 30, 1999 (Commencement of Operations) to December 31,
1999.

8. NET INVESTMENT RETURNS. The following table shows the net investment return of the Sub-Account for each type of variable life insurance policy investing in the Account. The net investment return reflects the appropriate mortality and expense risk charge against sub-account assets, where applicable, for each type of variable life insurance policy shown (in the case of American Gateway Series, and Zenith Executive Advantage Plus, the mortality and expense risk charge is deducted monthly from the cash values rather than daily from sub-account assets and, therefore, does not impact sub-account net investment returns). These figures do not reflect charges deducted from premiums and the cash values of the policies. Such charges will affect the actual cash values and benefits of the policies. Certain amounts have been restated to conform with the current calculation of net investment return to provide greater comparability with industry convention.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

FIXED PREMIUM ("ZENITH LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Capital Growth..........  (3.82)%   53.45%   (6.38)%   14.57%   (7.39)%   37.55%   20.65%   23.05 %   33.63 %   15.30 %
Bond Income.............   7.71 %   17.55%    7.80 %   12.22%   (3.70)%   20.78%    4.24%   10.50 %    8.66 %   (0.81)%
Money Market............   7.81 %    5.84%    3.43 %    2.61%    3.61 %    5.33%    4.76%    4.97 %    4.90 %    4.60 %
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Stock Index.............  (4.48)%   29.98%    6.92 %    9.34%    0.76 %   36.44%   22.04%   32.03 %   27.49 %   19.96 %
Managed.................   2.85 %   19.75%    6.33 %   10.26%   (1.46)%   30.81%   14.62%   26.12 %   19.24 %    9.59 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Midcap Value.......................................    14.47%   (0.62)%   29.90%   17.20%   16.91 %   (5.79)%    0.00 %
Growth and Income..................................    13.97%   (1.55)%   35.99%   17.68%   33.01 %   24.02 %    8.97 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Equity-Income......................................     9.29%    6.69 %   34.62%   13.88%   27.66 %   11.24 %    5.96 %
Overseas...........................................    14.57%    1.37 %    9.30%   12.82%   11.17 %   12.36 %   42.13 %
                                                               5/2/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
Small Cap...................................................    (3.45)%   28.40%   30.22%   24.42 %   (2.04)%   31.29 %
                                                               8/31/94-  1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
High Income.................................................    (0.58)%   20.18%   13.63%   17.26 %   (4.66)%    7.78 %
Asset Manager...............................................    (4.41)%   16.55%   14.20%   20.23 %   14.65 %   10.70 %
                                                                         5/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                              12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                              -------- -------- --------  --------  --------
Equity Growth........................................................     24.84%   12.78%   25.19 %   47.27 %   33.66 %
Balanced.............................................................     13.75%   16.50%   15.77 %    8.73 %   (5.39)%
International Magnum Equity..........................................      3.85%    6.30%   (1.64)%    6.90 %   24.18 %
Venture Value........................................................     21.64%   25.40%   33.03 %   14.02 %   17.11 %
                                                                                                               4/30/99-
SUB-ACCOUNT                                                                                                    12/31/99
-----------                                                                                                    --------
Investors................................................................................................        2.61 %
Research Managers........................................................................................       19.52 %

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

SINGLE PREMIUM ("ZENITH LIFE ONE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Capital Growth..........  (3.91)%   53.29%   (6.47)%   14.46%   (7.38)%   37.41%   20.53%   22.92 %   33.49 %   15.18 %
Bond Income.............   7.60 %   17.43%    7.69 %   12.10%   (3.80)%   20.66%    4.14%   10.39 %    8.55 %   (0.91)%
Money Market............   7.71 %    5.74%    3.33 %    2.51%    3.35 %    5.23%    4.65%    4.87 %    4.79 %    4.49 %
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Stock Index.............  (4.58)%   29.85%    6.81 %    9.23%    0.66 %   36.30%   21.91%   31.90 %   27.36 %   19.84 %
Managed.................   2.75 %   19.63%    6.22 %   10.15%   (1.56)%   30.67%   14.51%   25.99 %   19.12 %    9.48 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Midcap Value.......................................    14.39%   (0.72)%   29.77%   17.08%   16.80 %   (5.88)%   (0.10)%
Growth and Income..................................    13.90%   (1.65)%   38.85%   17.56%   32.87 %   23.89 %    8.86 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Equity Income......................................     9.22%    6.59 %   34.49%   13.77%   27.53 %   11.13 %    5.85 %
Overseas...........................................    14.49%    1.27 %    9.19%   12.70%   11.05 %   12.24 %   41.99 %
                                                               5/2/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
Small Cap...................................................    (3.52)%   28.27%   30.09%   24.29 %   (2.14)%   31.16 %
                                                               8/31/94-  1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
High Income.................................................    (0.61)%   20.06%   13.52%   17.14 %   (4.76)%    7.67 %
Asset Manager...............................................    (4.45)%   16.43%   14.09%   20.11 %   14.53 %   10.59 %
                                                                         5/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                              12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                              -------- -------- --------  --------  --------
Equity Growth........................................................     24.76%   12.66%   25.06 %   47.12 %   33.53 %
Balanced.............................................................     13.67%   16.39%   15.66 %    8.62 %   (5.49)%
International Magnum Equity..........................................      3.79%    6.19%   (1.74)%    6.79 %   24.05 %
Venture Value........................................................     21.56%   25.27%   32.90 %   13.90 %   16.99 %
                                                                                                               4/30/99-
SUB-ACCOUNT                                                                                                    12/31/99
-----------                                                                                                    --------
Investors................................................................................................        2.54 %
Research Managers........................................................................................       19.44 %

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

VARIABLE ORDINARY ("ZENITH LIFE PLUS", "ZENITH LIFE PLUS II" AND "ZENITH VARIABLE WHOLE LIFE") AND LIMITED PAYMENT ("ZENITH LIFE EXECUTIVE 65") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Capital Growth..........  (4.06)%   53.06%   (6.61)%   14.28%   (7.62)%   37.21%   20.34%   22.74 %   33.29 %   15.01 %
Bond Income.............   7.44 %   17.25%    7.53 %   11.94%   (3.94)%   20.47%    3.98%   10.23 %    8.39 %   (1.06)%
Money Market............   7.54 %    5.58%    3.18 %    2.36%    3.35 %    5.07%    4.50%    4.71 %    4.63 %    4.34 %
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Stock Index.............  (4.72)%   29.65%    6.65 %    9.07%    0.51 %   36.10%   21.73%   31.70 %   27.17 %   19.66 %
Managed.................   2.59 %   19.45%    6.06 %    9.99%   (1.70)%   30.48%   14.34%   25.81 %   18.94 %    9.31 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Midcap Value.......................................    14.28%   (0.87)%   29.57%   16.90%   16.62 %   (6.03)%   (0.25)%
Growth and Income..................................    13.78%   (1.80)%   35.65%   17.38%   32.67 %   23.71 %    8.70 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Equity-Income......................................     9.11%    6.43 %   34.29%   13.59%   27.34 %   10.96 %    5.69 %
Overseas...........................................    14.38%    1.12 %    9.02%   12.53%   10.89 %   12.08 %   41.77 %
                                                               5/2/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
Small Cap...................................................    (3.61)%   28.08%   29.90%   24.11 %   (2.28)%   30.96 %
                                                               8/31/94-  1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
High Income.................................................    (0.66)%   19.88%   13.35%   16.96 %   (4.90)%    7.51 %
Asset Manager...............................................    (4.49)%   16.26%   13.91%   19.93 %   14.36 %   10.43 %
                                                                         5/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                              12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                              -------- -------- --------  --------  --------
Equity Growth........................................................     24.64%   12.49%   24.88 %   46.90 %   33.33 %
Balanced.............................................................     13.56%   16.21%   15.48 %    8.46 %   (5.63)%
International Magnum Equity..........................................      3.68%    6.03%   (1.89)%    6.63 %   23.87 %
Venture Value........................................................     21.44%   25.08%   32.70 %   13.73 %   16.81 %
                                                                                                               4/30/99-
SUB-ACCOUNT                                                                                                    12/31/99
-----------                                                                                                    --------
Investors................................................................................................        2.44 %
Research Managers........................................................................................       19.32 %

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

VARIABLE SURVIVORSHIP ("ZENITH SURVIVORSHIP LIFE") POLICIES

                                                NET INVESTMENT RETURN OF THE SUB-ACCOUNTS*
                         ----------------------------------------------------------------------------------------------
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Capital Growth..........  (4.35)%   52.61%   (6.90)%   13.94%   (7.90)%   36.80%   19.98%   22.37%    32.89 %   14.67 %
Bond Income.............   7.11 %   16.90%    7.21 %   11.60%   (4.23)%   20.12%    3.67%    9.90%     8.07 %   (1.36)%
Money Market............   7.22 %    5.26%    2.87 %    2.05%    3.04 %    4.75%    4.18%    4.39%     4.32 %    4.03 %
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Stock Index.............  (5.01)%   29.27%    6.33 %    8.74%    0.21 %   35.69%   21.36%   31.31%    26.79 %   19.30 %
Managed.................   2.28 %   19.10%    5.74 %    9.69%   (2.00)%   30.09%   13.99%   25.43%    18.58 %    8.98 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Midcap Value.......................................    14.05%   (1.16)%   29.19%   16.55%   16.27%    (6.31)%   (0.55)%
Growth and Income..................................    13.55%   (2.09)%   35.25%   17.03%   32.28%    23.34 %    8.37 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Equity-Income......................................     8.89%    6.11 %   33.89%   13.25%   26.96%    10.63 %    5.38 %
Overseas...........................................    14.15%    0.82 %    8.70%   12.19%   10.56%    11.74 %   41.35 %
                                                               5/2/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
Small Cap...................................................    (3.80)%   27.69%   29.50%   23.73%    (2.58)%   30.57 %
                                                               8/31/94-  1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
High Income.................................................    (0.76)%   19.53%   13.00%   16.61%    (5.19)%    7.19 %
Asset Manager...............................................    (4.59)%   15.91%   13.57%   19.57%    14.02 %   10.10 %
                                                                         5/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                              12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                              -------- -------- --------  --------  --------
Equity Growth........................................................     24.39%   12.15%   24.50 %   46.46 %   32.93 %
Balanced.............................................................     13.33%   15.86%   15.14 %    8.13 %   (5.91)%
International Magnum Equity..........................................      3.48%    5.71%   (2.18)%    6.31 %   23.50 %
Venture Value........................................................     21.20%   24.71%   32.30 %   13.39 %   16.47 %
                                                                                                               4/30/99-
SUB-ACCOUNT                                                                                                    12/31/99
-----------                                                                                                    --------
Investors................................................................................................        2.23 %
Research Managers........................................................................................       19.08 %

* Based on a mortality and expense risk charge at an annual rate of .90%. Certain Zenith Survivorship Life Policies currently have a mortality and expense risk charge at an annual rate of .75%.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

FLEXIBLE PREMIUM ("ZENITH FLEXIBLE LIFE") POLICIES


                                                NET INVESTMENT RETURN OF THE SUB-ACCOUNTS*
                         ----------------------------------------------------------------------------------------------
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Capital Growth..........  (5.73)%   52.83%   (6.75)%   14.11%   (7.76)%   37.00%   20.16%   22.56 %   33.09 %   14.84 %
Bond Income.............   7.28 %   17.08%    7.37 %   11.77%   (4.08)%   20.29%    3.82%   10.06 %    8.23 %   (1.21)%
Money Market............   7.38 %    5.42%    3.02 %    2.20%    3.20 %    4.91%    4.34%    4.55 %    4.48 %    4.18 %
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Stock Index.............  (4.86)%   29.46%    6.49 %    8.90%    0.36 %   35.90%   21.55%   31.51 %   26.98 %   19.48 %
Managed.................   2.44 %   19.28%    5.90 %    9.82%   (1.85)%   30.28%   14.16%   25.62 %   18.76 %    9.15 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Midcap Value.......................................    14.16%   (1.01)%   29.38%   16.72%   16.45 %   (6.17)%   (0.40)%
Growth and Income..................................    13.67%   (1.94)%   35.45%   17.21%   32.47 %   23.52 %    8.53 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Equity-Income......................................     9.00%    6.27 %   34.09%   13.42%   27.15 %   10.79 %    5.54 %
Overseas...........................................    14.26%    0.97 %    8.86%   12.36%   10.72 %   11.91 %   41.56 %
                                                               5/2/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
Small Cap...................................................    (3.71)%   27.88%   29.70%   23.92 %   (2.43)%   30.77 %
                                                               8/31/94-  1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
High Income.................................................    (0.71)%   19.71%   13.17%   16.79 %   (5.04)%    7.35 %
Asset Manager...............................................    (4.54)%   16.08%   13.74%   19.75 %   14.19 %   10.26 %
                                                                         5/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                              12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                              -------- -------- --------  --------  --------
Equity Growth........................................................     24.51%   12.32%   24.69 %   46.68 %   33.13 %
Balanced.............................................................     13.44%   16.03%   15.31 %    8.29 %   (5.77)%
International Magnum Equity..........................................      3.58%    5.87%   (2.04)%    6.47 %   23.68 %
Venture Value........................................................     21.32%   24.89%   32.50 %   13.56 %   16.64 %
                                                                                                               4/30/99-
SUB-ACCOUNT                                                                                                    12/31/99
-----------                                                                                                    --------
Investors................................................................................................        2.34 %
Research Managers........................................................................................       19.20 %

* Based on a mortality and expense risk charge at an annual rate of .75%. Certain Zenith Flexible Life Policies currently have a mortality and expense risk charge at an annual rate of .60%.

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

FLEXIBLE PREMIUM ("ZENITH EXECUTIVE ADVANTAGE PLUS") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ----------------------------------------------------------------------------------------------
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Capital Growth..........  (3.48)%   53.98%   (6.05)%   14.97%   (7.07)%   38.03%   21.07%   23.48 %   34.09 %   15.70 %
Bond Income.............   8.09 %   17.96%    8.18 %   12.61%   (3.36)%   21.20%    4.61%   10.89 %    9.04 %   (0.47)%
Money Market............   8.19 %    6.21%    3.80 %    2.97%    3.97 %    5.70%    5.13%    5.34 %    5.26 %    4.97 %
                         1/1/90-   1/1/91-  1/1/92-   1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92  12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- --------  -------- --------  -------- -------- --------  --------  --------
Stock Index.............  (4.14)%   30.43%    7.30 %    9.72%    1.12 %   36.92%   22.47%   32.50 %   27.93 %   20.38 %
Managed.................   3.21 %   20.17%    6.70 %   10.65%   (1.11)%   31.26%   15.03%   26.56 %   19.65 %    9.97 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Midcap Value.......................................    14.74%   (0.27)%   30.35%   17.61%   17.32 %   (5.46)%    0.35 %
Growth and Income..................................    14.24%   (1.21)%   36.47%   18.10%   33.47 %   24.45 %    9.35 %
                                                      4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                           12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                           -------- --------  -------- -------- --------  --------  --------
Equity-Income......................................     9.55%    6.93 %   35.90%   13.75%   28.11 %   11.63 %    6.33 %
Overseas...........................................    14.84%    1.21 %   11.02%   12.43%   11.56 %   12.75 %   42.63 %
                                                               5/2/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
Small Cap...................................................    (3.23)%   28.84%   30.68%   24.85 %   (1.69)%   31.75 %
                                                               8/31/94-  1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                    12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                    --------  -------- -------- --------  --------  --------
High Income.................................................     (.37)%   20.79%   13.75%   17.67 %   (4.33)%    8.15 %
Asset Manager...............................................    (4.65)%   17.68%   14.31%   20.65 %   15.05 %   11.09 %
                                                                         5/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                              12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                              -------- -------- --------  --------  --------
Equity Growth........................................................     25.13%   13.17%   25.63 %   47.78 %   34.13 %
Balanced.............................................................     14.01%   16.91%   16.18 %    9.11 %   (5.06)%
International Magnum Equity..........................................      4.01%    6.67%   (1.30)%    7.27 %   24.61 %
Venture Value........................................................     21.92%   25.84%   33.50 %   14.41 %   17.52 %
                                                                                                               4/30/99-
SUB-ACCOUNT                                                                                                    12/31/99
-----------                                                                                                    --------
Investors................................................................................................        2.85 %
Research Managers........................................................................................       19.80 %

NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

MODIFIED SINGLE PREMIUM ("AMERICAN GATEWAY") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         ---------------------------------------------------------------------------------------------
                         1/1/90-   1/1/91-  1/1/92-  1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- -------- -------- --------  -------- -------- --------  --------  --------
Bond Income.............   8.09 %   17.96%    8.18%   12.61%   (3.36)%   21.20%    4.61%   10.89 %    9.04 %   (0.47)%
Money Market............   8.19 %    6.21%    3.80%    2.97%    3.97 %    5.70%    5.13%    5.34 %    5.26 %    4.97 %
                         1/1/90-   1/1/91-  1/1/92-  1/1/93-  1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT              12/31/90  12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------              --------  -------- -------- -------- --------  -------- -------- --------  --------  --------
Stock Index.............  (4.14)%   30.43%    7.30%    9.72%    1.12 %   36.92%   22.47%   32.50 %   27.93 %   20.38 %
Managed.................   3.21 %   20.17%    6.70%   10.65%   (1.11)%   31.26%   15.03%   26.56 %   19.65 %    9.97 %
                                                     4/30/93- 1/1/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                          12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                          -------- --------  -------- -------- --------  --------  --------
Midcap Value.......................................   14.74%   (0.27)%   30.35%   17.61%   17.32 %   (5.46)%    0.35 %
Growth and Income..................................   14.24%   (1.21)%   36.47%   18.10%   33.47 %   24.45 %    9.35 %
                                                              5/2/94-   1/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                   12/31/94  12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                   --------  -------- -------- --------  --------  --------
Small Cap...................................................   (3.23)%   28.84%   30.68%   24.85 %   (1.69)%   31.75 %
                                                                        5/1/95-  1/1/96-  1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                             12/31/95 12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                             -------- -------- --------  --------  --------
Equity Growth........................................................    25.13%   13.17%   25.63 %   47.78 %   34.13 %
Balanced.............................................................    14.01%   16.91%   16.18 %    9.11 %   (5.06)%
International Magnum Equity..........................................     4.01%    6.67%   (1.30)%    7.27 %   24.61 %
Venture Value........................................................    21.92%   25.84%   33.50 %   14.41 %   17.52 %
                                                                                 6/28/96- 1/1/97-   1/1/98-   1/1/99-
SUB-ACCOUNT                                                                      12/31/96 12/31/97  12/31/98  12/31/99
-----------                                                                      -------- --------  --------  --------
U.S. Government...............................................................     4.55%    8.47 %    7.61 %    0.17 %
Strategic Bond Opportunities..................................................     8.46%   11.07 %    2.04 %    1.44 %
                                                                                                              4/30/99-
SUB-ACCOUNT                                                                                                   12/31/99
-----------                                                                                                   --------
Investors................................................................................................       2.85 %
Research Managers........................................................................................      19.80 %

The net investment return of a sub-account is calculated by taking the difference between the sub-account's ending value and the beginning value for the period and dividing it by the beginning value for the period.

NEW ENGLAND LIFE INSURANCE COMPANY

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Policyholders of New England Life Insurance
Company:

We have audited the accompanying consolidated balance sheets of New England Life Insurance Company and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New England Life Insurance Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 4, 2000

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1999 AND 1998 (IN THOUSANDS)

                                                            1999        1998
                                                         ----------  ----------
ASSETS
Investments:
 Fixed Maturities, Available for Sale, at Estimated Fair
  Value................................................. $  735,697  $  769,364
 Equity Securities, at Fair Value.......................     22,685      13,240
 Policy Loans...........................................    181,995     135,800
 Short-Term Investments.................................     62,619      52,285
 Other Invested Assets..................................     16,798      16,372
                                                         ----------  ----------
    Total Investments...................................  1,019,794     987,061
Cash and Cash Equivalents...............................     84,371      43,598
Deferred Policy Acquisition Costs.......................    930,703     710,961
Accrued Investment Income...............................     29,940      21,802
Premiums and Other Receivables..........................    119,750     145,117
Other Assets............................................    105,982     111,067
Separate Account Assets.................................  4,840,029   3,258,383
                                                         ----------  ----------
    TOTAL ASSETS........................................ $7,130,569  $5,277,989
                                                         ==========  ==========
LIABILITIES AND EQUITY
LIABILITIES
Future Policy Benefits.................................. $  614,927  $  561,746
Policyholder Account Balances...........................    325,385     210,242
Other Policyholder Funds................................    245,339     186,255
Policyholder Dividends Payable..........................        977         609
Short and Long-Term Debt................................     75,053      82,855
Income Taxes Payable:
 Current................................................        (77)     10,984
 Deferred...............................................     38,669      42,334
Due to Parent...........................................     72,247         789
Other Liabilities.......................................     64,717      78,721
Separate Account Liabilities............................  4,840,029   3,258,383
                                                         ----------  ----------
    TOTAL LIABILITIES...................................  6,277,266   4,432,918
                                                         ----------  ----------
Commitments and Contingencies (Notes 4, 8 and 9)

EQUITY
Common Stock, $125.00 par value; 50,000 shares
 authorized, 20,000 shares issued and outstanding.......      2,500       2,500
Preferred Stock, $0.00 par value; 1,000,000 shares
 authorized, 200,000 shares issued and outstanding......          0           0
Contributed Capital.....................................    647,273     647,273
Retained Earnings.......................................    214,528     177,859
Accumulated Other Comprehensive Income..................    (10,998)     17,439
                                                         ----------  ----------
    TOTAL EQUITY........................................    853,303     845,071
                                                         ----------  ----------
TOTAL LIABILITIES AND EQUITY............................ $7,130,569  $5,277,989
                                                         ==========  ==========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (IN THOUSANDS)

                                                       1999      1998     1997
                                                     --------  -------- --------
REVENUES
Premiums...........................................  $123,638  $100,689 $ 63,616
Universal Life and Investment-Type Product Policy
 Fees..............................................   220,841   173,766  145,157
Net Investment Income..............................    68,498    49,077   61,059
Investment Gains (Losses), Net.....................     2,922     5,610      890
Commissions, Fees and Other Income.................   265,891   192,411   28,302
                                                     --------  -------- --------
  TOTAL REVENUES...................................   681,790   521,553  299,024
                                                     --------  -------- --------
BENEFITS AND OTHER DEDUCTIONS
Policyholder Benefits..............................   193,293   149,687  100,180
Interest Credited to Policyholder Account Balances.    10,721     7,735    6,220
Policyholder Dividends.............................    20,827    22,989   21,325
Other Operating Costs and Expenses.................   381,881   316,659  144,342
                                                     --------  -------- --------
  TOTAL BENEFITS AND OTHER DEDUCTIONS..............   606,722   497,070  272,067
                                                     --------  -------- --------
Income From Operations Before Income Taxes.........    75,068    24,483   26,957
Income Taxes.......................................    29,344    13,046    4,988
                                                     --------  -------- --------
NET INCOME.........................................  $ 45,724  $ 11,437 $ 21,969
                                                     --------  -------- --------
Other Comprehensive Income (Loss), Net of Tax:
 Unrealized Investment Gains (Losses) (Net of
  Related Offsets, Reclassification Adjustments and
  Income Taxes, of $45,376, $(299) and $(16,588),
  Respectively)....................................   (28,437)       92   13,620
                                                     --------  -------- --------
COMPREHENSIVE INCOME...............................  $ 17,287  $ 11,529 $ 35,589
                                                     ========  ======== ========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (IN THOUSANDS)


                                    CAPITAL              ACCUMULATED
                                    STOCK &                 OTHER
                                  CONTRIBUTED RETAINED  COMPREHENSIVE
                                    CAPITAL   EARNINGS     INCOME      TOTAL
                                  ----------- --------  ------------- --------
BALANCES AT DECEMBER 31, 1996....  $402,242   $144,453    $  3,727    $550,422
Net Income.......................               21,969                  21,969
Change in Net Unrealized
 Investment Gains (Losses).......                           13,620      13,620
Contributed Capital..............    47,531                             47,531
                                   --------   --------    --------    --------
BALANCES AT DECEMBER 31, 1997....   449,773    166,422      17,347     633,542
Net Income.......................               11,437                  11,437
Change in Net Unrealized
 Investment Gains (Losses).......                               92          92
Contributed Capital..............   200,000                            200,000
                                   --------   --------    --------    --------
BALANCES AT DECEMBER 31, 1998....   649,773    177,859      17,439     845,071
Net Income.......................               45,724                  45,724
Preferred Stock Dividends........               (9,055)                 (9,055)
Change in Net Unrealized
 Investment Gains (Losses).......                          (28,437)    (28,437)
                                   --------   --------    --------    --------
BALANCES AT DECEMBER 31, 1999....  $649,773   $214,528    $(10,998)   $853,303
                                   ========   ========    ========    ========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (IN THOUSANDS)


                                                  1999       1998       1997
                                                ---------  ---------  ---------
NET CASH USED IN OPERATING ACTIVITIES.......... $(159,314) $(311,296) $(121,838)
                                                ---------  ---------  ---------
Cash Flows from Investing Activities:
 Sales, Maturities and Repayments of:
  Available for Sale Fixed Maturities..........   114,478    164,566    145,197
  Equity Securities............................     2,491     39,333     32,806
  Other, Net...................................        (1)       721        128
 Purchases of:
  Available for Sale Fixed Maturities..........  (157,761)  (184,810)  (326,059)
  Equity Securities............................    (9,590)   (80,066)         0
  Real Estate..................................    (3,251)    (3,644)         0
  Fixed Asset Property and Equipment...........         0     (1,459)      (101)
  Other Assets.................................      (302)       (89)         0
 Net Change in Short-Term Investments..........   (10,334)   (24,341)   128,616
 Net Change in Policy Loans....................   (46,195)   (31,017)   (28,520)
 Other, Net....................................    23,443      1,631        177
                                                ---------  ---------  ---------
NET CASH USED IN INVESTING ACTIVITIES..........   (87,022)  (119,175)   (47,756)
                                                ---------  ---------  ---------
Cash Flows from Financing Activities:
 Capital Contributions.........................         0    200,000     46,681
 Dividends Paid................................    (9,055)         0          0
 Repayment of Debt.............................   (13,232)    (8,670)    (3,181)
 Policyholder Account Balances:
  Deposits.....................................   517,551    358,090    244,338
  Withdrawals..................................  (242,388)  (149,499)   (95,066)
 Financial Reinsurance Receivables.............    34,233          0      1,823
                                                ---------  ---------  ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES......   287,109    399,921    194,595
                                                ---------  ---------  ---------
Change in Cash and Cash Equivalents............    40,773    (30,550)    25,001
Cash and Cash Equivalents, Beginning of Year...    43,598     74,148     49,147
                                                ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......... $  84,371  $  43,598  $  74,148
                                                =========  =========  =========
Supplemental Cash Flow Information:
 Interest Paid................................. $      87  $   3,830  $   1,495
                                                =========  =========  =========
 Income Taxes Paid............................. $  30,045  $  14,118  $   5,470
                                                =========  =========  =========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (IN THOUSANDS)

                                                1999       1998       1997
                                              ---------  ---------  ---------
NET INCOME................................... $  45,724  $  11,437  $  21,969
Adjustments to Reconcile Net Income to Net
 Cash Provided by (Used in) Operating
 Activities:
 Change in Deferred Policy Acquisition Costs,
  Net........................................  (186,467)  (145,787)  (140,578)
 Change in Accrued Investment Income.........    (8,138)    (3,090)    (4,999)
 Change in Premiums and Other Receivables....    25,367    (82,081)   (57,095)
 Gains from Sales of Investments, Net........    (2,922)    (5,610)      (890)
 Depreciation and Amortization Expenses......    11,350     13,137     10,085
 Interest Credited to Policyholder Account
  Balances...................................    10,721      7,735      6,220
 Universal Life and Investment-Type Product
  Policy Fee Income..........................  (220,841)  (173,766)  (145,157)
 Change in Future Policy Benefits............    53,181     61,317     35,540
 Change in Other Policyholder Funds..........    59,084     73,814      6,309
 Change in Policyholder Dividends Payable....       368        188      5,701
 Change in Income Taxes Payable..............   (26,871)     2,358      1,674
 Other, Net..................................    80,130    (70,948)   139,383
                                              ---------  ---------  ---------
NET CASH USED IN OPERATING ACTIVITIES........ $(159,314) $(311,296) $(121,838)
                                              =========  =========  =========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

New England Life Insurance Company and its subsidiaries (the Company or NELICO) is a wholly-owned stock life insurance subsidiary of Metropolitan Life Insurance Company (MetLife). The Company is headquartered in Boston, Massachusetts as a Massachusetts chartered company. The Company principally provides variable life insurance and variable annuity contracts through a network of general agencies and independent brokers located throughout the United States. The Company also provides participating and non-participating traditional life insurance, fixed annuity contracts, pension products, as well as, group life, medical, and disability coverage.

Prior to the merger of New England Mutual Life Insurance Company (NEMLICO) with MetLife on August 30, 1996, New England Life Insurance Company (NELICO), formerly known as New England Variable Life Insurance Company (NEVLICO) was a subsidiary of NEMLICO. As a result of the merger, NEMLICO ceased to exist as a separate mutual life insurance company, and NELICO became a subsidiary of MetLife. NELICO has continued after the merger to conduct its existing business as well as administer the business activities of the former parent NEMLICO. (Note 13)

Certain companies that were subsidiaries of NEMLICO became subsidiaries of NELICO as of the merger. The principal subsidiaries of which NELICO owns 100% of the outstanding common stock are: Exeter Reassurance Company, Ltd., New England Pension and Annuity Company, and Newbury Insurance Company, Limited, for insurance operations and New England Securities Corporation and New England Investment Management, Inc. for other operations. On February 28, 1997, NELICO created and became the sole owner of New England Life Holdings, Inc. which was established as a holding company for the non-insurance operations of the Company, principally, New England Securities and New England Investment Management, Inc. On April 30, 1998, the Company acquired all of the outstanding stock of NL Holding Corporation and its wholly owned subsidiaries, Nathan and Lewis Securities, Inc., and Nathan and Lewis Associates, Inc. Subsequent to the acquisition, NL Holding Corporation was transferred to New England Life Holdings, Inc. The principal business activities of the subsidiaries are disclosed below.

Exeter Reassurance Company, Ltd., (Exeter) was incorporated in Bermuda on November 15, 1994, and registered as an insurer under The Insurance Act 1978 (Bermuda). Exeter engages in financial reinsurance of life insurance and annuity policies.

New England Pension and Annuity Company (NEPA) was incorporated under the laws of the State of Delaware on September 12, 1980. NEPA holds licenses to sell annuity contracts in 22 states, but is currently not actively engaged in the sale or distribution of insurance products.

Newbury Insurance Company, Limited (Newbury) was incorporated in Bermuda on May 1, 1987, and is registered as a Class 2 insurer under The Insurance Act 1978 (Bermuda). Newbury provides professional liability and personal injury coverage to the agents of NELICO through a facultative reinsurance agreement with Lexington Insurance Company. Effective September 1, 1999, Newbury began providing errors and omissions coverage to certain of the life insurance agents of MetLife through a facultative reinsurance agreement with Fireman's Fund Insurance Company.

New England Securities Corporation (NES), a National Association of Securities Dealers (NASD) registered broker/dealer, conducts business as a wholesale distributor of investment products through the sales force of NELICO. Established in 1968, NES offers a range of investment products including mutual funds, investment partnerships, and individual securities. In 1994, NES became a Registered Investment Advisor with the Securities and Exchange Commission (SEC) and now offers individually managed portfolios. NES is the national distributor for variable annuity and variable life products issued by NELICO.

New England Investment Management, Inc. (NEIM), which changed its name from TNE Advisers, Inc. in March 1999, was incorporated on August 26, 1994, and is registered as an investment adviser with the SEC, under the Investment Advisers Act of 1940. NEIM was organized to serve as an investment adviser to certain series of the New England Zenith Fund.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


NL Holding Corporation and subsidiaries (NL Holding) engages in securities brokerage, dealer trading in fixed income securities, over the counter stock, unit investment trusts, and the sale of insurance related products and annuities, sold through licensed brokers and independent agents. Nathan and Lewis Securities, Inc., a wholly owned subsidiary of NL Holding, is a National Association of Securities Dealers (NASD) registered broker/dealer. N&L Associates, a wholly owned subsidiary of NL Holding, is a general insurance agent which sells insurance policies and other insurance related products through its licensed brokers and independent agents.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). The Commonwealth of Massachusetts Division of Insurance (the "Division") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the Massachusetts Insurance Law. No consideration is given by the Division to financial statements prepared in accordance with GAAP in making such determination.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining deferred policy acquisition costs, investment allowances and the liability for future policyholder benefits. Actual results could differ from those estimates.

Effective July 1, 1997, management realigned its fixed maturity investment classifications and transferred all securities classified as held to maturity to available for sale. As a result, consolidated equity at July 1, 1997 increased by $798, excluding the effects of deferred income taxes, amounts attributable to participating pension contractholders and adjustments of deferred policy acquisition costs and future policy benefits.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of New England Life Insurance and its subsidiaries, partnerships and joint ventures in which NELICO has a controlling interest. All material intercompany accounts and transactions have been eliminated.

The Company accounts for its investments in real estate joint ventures and other limited partnership interests in which it does not have a controlling interest, but more than a minimal interest, under the equity method of accounting.

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 1999 presentation.

INVESTMENTS

The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of accumulated other comprehensive income, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as realized losses on investments. Realized gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

Policy loans are stated at unpaid principal balances, which approximates fair value.

Short-term investments are stated at amortized cost, which approximates fair value.

Other invested assets are reported at their estimated fair value.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight line method over the estimated useful lives of the assets which generally range from 4 to 15 years or the term of the lease, if shorter. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

Accumulated depreciation on property and equipment and amortization of leasehold improvements was $36,122, and $24,772 at December 31, 1999 and 1998, respectively. Related depreciation and amortization expense was $11,350, $13,137 and $10,085 for the years ended December 31, 1999, 1998 and 1997, respectively.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized over the expected life of the contract for participating traditional life, variable life, universal life, investment-type products, and variable annuities. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investments, mortality, expense margins and surrender charges. Actual gross profits can vary from management's estimates resulting in increases and decreases in the rate of amortization. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is reestimated and adjusted by a cumulative charge or credit to current operations.

Deferred policy acquisition costs for nonmedical health policies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

Information regarding deferred policy acquisition costs is as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
   Balance at January 1........................... $710,961  $565,769  $434,636
   Capitalized during the year....................  216,913   182,943   157,670
                                                   --------  --------  --------
     Total........................................  927,874   748,712   592,306
   Amortization allocated to:
    Net realized investment gains.................     (616)   (5,282)        0
    Unrealized investment gains (losses)..........   33,276      (595)   (9,446)
    Other Expenses................................  (29,831)  (31,874)  (17,091)
                                                   --------  --------  --------
     Total amortization...........................    2,829   (37,751)  (26,537)
   Balance at December 31......................... $930,703  $710,961  $565,769
                                                   ========  ========  ========

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)

Amortization of deferred policy acquisition costs is allocated to (1) realized investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (2) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been realized and (3) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs. Presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

ACQUISITIONS

The Company acquired certain assets and assumed certain liabilities of NL Holding Corporation effective April 30, 1998. The acquisition was accounted for under the purchase method of accounting and is included in the financial statements as of the effective date of the transaction. The cost of the acquisition was $35,082, which represents an initial cash settlement and payment of direct acquisition costs of $27,873, as well as, accrued contingent payment arrangements of $7,209 anticipated to be paid to the sellers over a three year period ending December 31, 2000. Goodwill of $23,498 was recorded, to be amortized on a straight-line basis over a ten year period.

The 1998 and 1997 pro forma, unaudited financial data shown as follows presents the effect of the acquisition as if it had occurred at the beginning of the respective reporting periods. The pro forma financial data does not necessarily reflect the results of operations that would have been obtained had the acquisition occurred on the assumed date, nor is the financial data necessarily indicative of the results of the combined entities that may be achieved for any future period.

                        Pro forma Impact of Acquisition

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                           1998         1997
                                                       ------------ ------------
   Revenue............................................ $    557,229 $    381,691
                                                       ============ ============
   Net Income......................................... $     10,311 $     25,049
                                                       ============ ============

OTHER INTANGIBLE ASSETS

The excess of cost over the fair value of net assets acquired, which represents goodwill, and the value of business acquired are included in other assets. Goodwill is amortized on a straight-line basis over 10 years. The Company reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

        Excess of Purchase Price Over Fair Value of Net Assets Acquired

                                                     YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1999       1998      1997
                                                    ---------  ---------  --------
   Net Balance, January 1.......................... $  21,931  $       0  $   0
    Acquisitions...................................         0     23,498      0
    Amortization...................................    (2,350)    (1,567)     0
                                                    ---------  ---------  -----
   Net Balance, December 31........................ $  19,581  $  21,931  $   0
                                                    =========  =========  =====
   December 31
    Accumulated Amortization....................... $  (3,917) $  (1,567) $   0
                                                    =========  =========  =====

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)

FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (a) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 4% to 4.5%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (b) the liability for terminal dividends and (c) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 5.5% to 6%.

Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rates used in establishing such liabilities range from 3% to 6.5%.

Policyholder account balances for variable life, universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest ranging from 3.8% to 7.25%, less expense and mortality charges and withdrawals.

The liability for unpaid claims represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. Revisions of these estimates are included in operations in the year such refinements are made.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated life of the policies.

Premiums related to non-medical health contracts are recognized as income when due.

Premiums related to variable life and universal life contracts are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality recognized ratably over the policy period, policy administration charges recognized as services are provided and surrender charges recognized as earned. Amounts that are charged to operations include interest credited to policyholders and benefit claims incurred in excess of related policyholder account balances.

Premiums related to investment-type contracts are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for contract administration charges recognized ratably over the policy period. Amounts that are charged to operations include interest credited to policyholders.

DIVIDENDS TO POLICYHOLDERS

Dividends to policyholders are determined annually by the board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the Company.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)

PARTICIPATING BUSINESS

Participating business represented approximately 3.49% and 3.52% of the Company's life insurance in force, and 8.30% and 7.96% of the number of life insurance policies in force at December 31, 1999 and 1998, respectively. Participating policies represented approximately 56.77%, 95.78% and 68.24% of gross life insurance premiums, for the years ended December 31, 1999, 1998 and 1997, respectively.

INCOME TAXES

NELICO and its eligible life insurance subsidiary, Exeter Reassurance Company, Ltd., file a consolidated federal income tax return. Separate income tax returns as required are filed for the other life insurance and non-life insurance direct subsidiaries. Income tax expense has been calculated in accordance with the provisions of the Internal Revenue Code, as amended. The Company uses the liability method of accounting for income taxes. Income tax provisions are based on income reported for financial statement purposes. The future tax consequences of temporary differences between financial reporting and tax basis of assets and liabilities are measured as of the balance sheet dates and are recorded as deferred income tax assets or liabilities.

REINSURANCE

The Company has reinsured certain of its life insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits.

SEPARATE ACCOUNTS

Separate Accounts are established in conformity with the state insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Account assets are subject to general account claims only to the extent the value of such assets exceed the Separate Account liabilities. Investments held in the Separate Accounts (stated at estimated fair market value) and liabilities of the Separate Accounts (including participants' corresponding equity in the Separate Accounts) are reported separately as assets and liabilities. Deposits to Separate Accounts, investment income, and realized and unrealized gains and losses on the investments of the Separate Account accrue directly to contractholders and, accordingly, are not reflected in the Company's financial statements. Mortality, policy administration and surrender charges to all Separate Accounts are included in revenues. See Note 14.

APPLICATION OF ACCOUNTING PRONOUNCEMENTS

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). SOP 98-5 broadly defines start-up activities. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of SOP 98-5 did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 1999, the Company adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. The adoption of SOP 98-1 resulted in the capitalization of $6 million of software costs which would have otherwise been expensed in 1999.

Effective January 1, 1999, the Company adopted SOP 97-3, Accounting for Insurance and Other Enterprises for Insurance Related Assessments ("SOP 97-3"). SOP 97-3 provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund and other insurance related assessments. Adoption of SOP 97-3 did not have a material effect on the Company's consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 defers the provisions of SFAS 133 until January 1, 2001. The provisions of SFAS 133 require, among other things, that all derivatives be recognized in the consolidated balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in income. The Company is in the process of quantifying the impact of SFAS 133 on its consolidated financial statements.

In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that 1) transfer only significant timing risk, 2) transfer only significant underwriting risk, 3) transfer neither significant timing or underwriting risk and 4) have an indeterminate risk. The Company is required to adopt SOP 98-7 as of January 1, 2000. Adoption of SOP 98-7 is not expected to have a material effect on the Company's consolidated financial statements.

2. NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

The components of net investment income are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
   Fixed maturities.............................. $ 54,490  $ 53,467  $ 50,348
   Equity securities.............................   13,896    (9,118)    4,915
   Real estate...................................      831     4,149       815
   Policy loans..................................    9,157     6,855     5,081
   Cash, cash equivalents and short-term
    investments..................................    3,494       861     4,160
   Other investment income.......................   (7,529)       76       591
                                                  --------  --------  --------
   Gross investment income.......................   74,339    56,290    65,910
   Investment expenses...........................   (5,841)   (7,213)   (4,851)
                                                  --------  --------  --------
   Net Investment income......................... $ 68,498  $ 49,077  $ 61,059
                                                  ========  ========  ========

Realized investment gains (losses), net, including changes in valuation allowances, are summarized as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      1999     1998     1997
                                                     ----------------  --------
   Fixed maturities................................. $   850 $ 10,899  $  (774)
   Equity securities................................       0        0    1,040
   Other invested assets............................   2,688       (7)      (8)
                                                     ------- --------  -------
     Subtotal.......................................   3,538   10,892      258
   Less: Amounts allocable to amortization of
    deferred policy acquisition costs...............     616    5,282     (632)
                                                     ------- --------  -------
   Investment gains (losses), net................... $ 2,922 $  5,610  $   890
                                                     ======= ========  =======

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


Realized investment gains have been reduced by (1) deferred policy acquisition amortization to the extent that such amortization results from realized investment gains and losses, (2) additions to future policy benefits resulting from the need to establish additional liabilities due to the recognition of investment gains, and (3) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholders' accounts. This presentation may not be comparable to presentations made by other insurers.

The changes in unrealized investment gains (losses), net, included in accumulated other comprehensive income, are as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                    --------------------------
                                                      1999     1998     1997
                                                    --------  -------  -------
   Balance at January 1...........................  $ 17,439  $17,347  $ 3,727
    Change in unrealized investment gains
     (losses).....................................   (73,813)     391   30,207
    Change in unrealized investment gains (losses)
     attributable to:
     Deferred policy acquisition costs............    33,276     (595)  (9,446)
     Deferred income tax (expense) benefit........    12,100      296   (7,141)
                                                    --------  -------  -------
   Balance at December 31.........................  $(10,998) $17,439  $17,347
                                                    ========  =======  =======

The components of unrealized investment gains (losses), net, included in accumulated other comprehensive income, are as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
   Balance, end of year, comprised of:
    Unrealized investment gains (losses) on:
     Fixed maturities........................... $(35,205) $ 40,928  $ 41,706
     Equity securities..........................    3,511     1,191         0
     Other......................................        0         0        22
                                                 --------  --------  --------
                                                  (31,694)   42,119    41,728
   Amounts of unrealized investment gains
    (losses)
    Attributable to:
     Deferred policy acquisition costs..........   17,478   (15,798)  (15,202)
     Deferred income tax (expense) benefit......    3,218    (8,882)   (9,179)
                                                 --------  --------  --------
   Balance, end of year......................... $(10,998) $ 17,439  $ 17,347
                                                 ========  ========  ========

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


3. INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

The amortized cost, gross unrealized gain (loss) and estimated fair value of fixed maturities and equity securities, by category, are shown below.

AVAILABLE FOR SALE SECURITIES

                                                    GROSS UNREALIZED
                                          AMORTIZED ---------------- ESTIMATED
                                            COST     GAIN     LOSS   FAIR VALUE
                                          --------- ---------------- ----------
DECEMBER 31, 1999
Fixed Maturities:
 U. S. Treasury Securities and
  obligations of U. S. Government
  corporations and agencies.............. $ 33,909  $    20 $    439  $ 33,490
 Foreign governments.....................   20,748      201      581    20,368
 Corporate...............................  670,602    5,074   40,237   635,439
 Mortgage-backed securities..............   44,470      934      203    45,201
 Other...................................    1,199        0        0     1,199
                                          --------  ------- --------  --------
  Total Fixed Maturities................. $770,928  $ 6,229 $ 41,460  $735,697
                                          ========  ======= ========  ========
Equity Securities:
 Common stocks...........................   19,174    4,191      680    22,685
                                          --------  ------- --------  --------
  Total Equity Securities................ $ 19,174  $ 4,191 $    680  $ 22,685
                                          ========  ======= ========  ========

AVAILABLE FOR SALE SECURITIES

                                                    GROSS UNREALIZED
                                          AMORTIZED -----------------ESTIMATED
                                            COST      GAIN    LOSS   FAIR VALUE
                                          --------- -------- ------------------
DECEMBER 31, 1998
Fixed Maturities:
 U. S. Treasury Securities and
  obligations of U. S. government
  corporations and agencies.............. $ 27,260  $     91 $    47  $ 27,304
 Foreign governments.....................    1,679         0       0     1,679
 Corporate...............................  644,636    43,036   5,139   682,533
 Mortgage-backed securities..............   55,027     2,821       0    57,848
                                          --------  -------- -------  --------
  Total Fixed Maturities................. $728,602  $ 45,948 $ 5,186  $769,364
                                          ========  ======== =======  ========
Equity Securities:
 Common stocks...........................   12,075     1,645     480    13,240
                                          --------  -------- -------  --------
  Total Equity Securities................ $ 12,075  $  1,645 $   480  $ 13,240
                                          ========  ======== =======  ========

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


The amortized cost and estimated fair value of fixed maturities classified as available for sale, by contractual maturity, at December 31, 1999 are shown below.

                                                            AMORTIZED ESTIMATED
                                                              COST    FAIR VALUE
                                                            --------- ----------
   Due in one year or less................................. $ 15,910   $ 15,857
   Due after one year through five years...................   92,303     90,635
   Due after five years through ten years..................  131,438    130,492
   Due after ten years.....................................  486,807    453,512
                                                            --------   --------
     Subtotal..............................................  726,458    690,496
   Mortgage-backed securities..............................   44,470     45,201
                                                            --------   --------
     Total................................................. $770,928   $735,697
                                                            ========   ========

Fixed maturities not due at a single maturity date have been included in the above tables in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

Sales of fixed maturities and equity securities are as follows:

                                                        1999     1998     1997
                                                       ------- -------- --------
   Fixed Maturities
    Proceeds.......................................... $64,925 $120,416 $110,301
    Gross realized gains.............................. $ 1,897 $ 10,901 $  1,036
    Gross realized losses............................. $ 1,047 $      2 $  1,810
   Equity Securities
    Proceeds.......................................... $ 2,491 $ 39,333 $ 32,806
    Gross realized gains.............................. $     0 $      0 $  1,344
    Gross realized losses............................. $     0 $      0 $    304

Excluding investments in U.S. governments and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

ASSETS HELD IN TRUST FOR THE BENEFIT OF OTHER PARTIES

Exeter has deposited in a trust for the benefit of MetLife certain assets for the purpose of allowing MetLife to record a reserve credit as permitted by regulations of the State of New York. Under the terms of the Trust Agreement MetLife enjoys broad powers to withdraw funds from the trust for the payment of policyholder claims incurred by Exeter under its reinsurance treaty and to direct the investment of funds held in the trust. The Trust Agreement limits the types of investments that may be held in trust to cash and certificates of deposit, U.S. Government bonds and notes and publicly traded securities of U.S. companies having a National Association of Insurance Commissioners (NAIC) rating of 1. The bonds and short-term investments at fair market value held by the trust were $518,436 and $526,723, at December 31, 1999 and 1998, respectively.

STATUTORY DEPOSITS

The Company had assets on deposit with regulatory agencies of $6,245 and $6,245 at December 31, 1999 and 1998, respectively.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


4. REINSURANCE AND OTHER INSURANCE TRANSACTIONS

The Company assumes and cedes reinsurance with other insurance companies. The company continually evaluates the financial condition of its reinsurers and monitors concentration of credit risk in an effort to minimize its exposure to significant losses from reinsurer insolvencies. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements. The consolidated statements of income are presented net of reinsurance ceded.

Effective July 1, 1999, the Company reinsured the general account liability for certain group pension variable contracts assumed from Sun Life Assurance Company of Canada (U.S.). The initial liability assumed included in Policyholder Account Balances was $53,675 at July 1, 1999, and was $44,431 at December 31, 1999.

The effect of reinsurance on premiums earned is as follows:

                                                     1999      1998      1997
                                                   --------  --------  --------
   Direct premiums................................ $163,159  $110,768  $ 30,975
   Reinsurance assumed............................   57,479    58,329    62,315
   Reinsurance ceded..............................  (97,000)  (68,408)  (29,674)
                                                   --------  --------  --------
   Net premiums earned............................ $123,638  $100,689  $ 63,616
                                                   ========  ========  ========

Reinsurance recoverables, included in other receivables, were $83,091 and $103,677 at December 31, 1999 and 1998, respectively.

Reinsurance and ceded commissions payables, included in other liabilities, were $23,400 and $21,152 at December 31, 1999 and 1998, respectively.

The following provides an analysis of the activity in the liability for benefits relating to group accident and nonmedical health policies and contracts:

                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                       1999      1998     1997
                                                     --------  --------  --------
   Balance at January 1............................. $  1,953  $    809  $    0
    Less: Reinsurance recoverables..................    1,565       647       0
                                                     --------  --------  ------
   Net balance at January 1.........................      388       162       0
                                                     --------  --------  ------
   Incurred related to:
    Current year....................................      472       303     173
    Prior years.....................................      (33)      (57)    (11)
                                                     --------  --------  ------
                                                          439       246     162
                                                     --------  --------  ------
   Paid related to:
    Current year....................................       23         2       0
    Prior years.....................................       19        18       0
                                                     --------  --------  ------
                                                           42        20       0
                                                     --------  --------  ------
   Balance at December 31...........................      785       388     162
    Add: Reinsurance recoverables...................    3,147     1,565     647
                                                     --------  --------  ------
   Balance at December 31........................... $  3,932  $  1,953  $  809
                                                     ========  ========  ======

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


5. INCOME TAXES

The provision for income tax expense (benefit) in the consolidated statements of income is shown below:

                                                        CURRENT DEFERRED   TOTAL
                                                        ------- --------  -------
   1999
   Federal............................................. $20,910 $ 8,134   $29,044
   State and Local.....................................       0     300       300
                                                        ------- -------   -------
     Total............................................. $20,910 $ 8,434   $29,344
                                                        ======= =======   =======
   1998
   Federal............................................. $13,734 $  (788)  $12,946
   State and Local.....................................       0     100       100
                                                        ------- -------   -------
     Total............................................. $13,734 $  (688)  $13,046
                                                        ======= =======   =======
   1997
   Federal............................................. $ 8,473 $(3,772)  $ 4,701
   State and Local.....................................     316     (29)      287
                                                        ------- -------   -------
     Total............................................. $ 8,789 $(3,801)  $ 4,988
                                                        ======= =======   =======

Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes are as follows:

                                                           YEARS ENDED
                                                           DECEMBER 31,
                                                     -------------------------
                                                      1999     1998     1997
                                                     -------  -------  -------
   Income before taxes.............................. $75,068  $24,483  $26,957
   Income tax rate..................................      35%      35%      35%
                                                     -------  -------  -------
   Expected income tax expense at federal statutory
    income tax rate.................................  26,274    8,569    9,435
   Tax effect of:
    Tax exempt investment income....................       0     (100)       0
    State and local income taxes....................     300      100   (1,013)
    Tax credits.....................................       0     (100)       0
    Prior year taxes................................     684        0        0
    Other, net......................................   2,086    4,577   (3,434)
                                                     -------  -------  -------
   Income Tax Expense............................... $29,344  $13,046  $ 4,988
                                                     =======  =======  =======

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax liabilities consisted of the following:

                                                            1999       1998
                                                          ---------  ---------
   Deferred tax assets:
    Policyholder liabilities............................. $ 233,504  $ 177,017
    Unrealized investment losses, net....................     3,218          0
    Other, net...........................................    15,035     15,453
                                                          ---------  ---------
     Total gross assets..................................   251,757    192,470
                                                          ---------  ---------
   Deferred tax liabilities:
    Investments..........................................      (216)    (1,068)
    Deferred policy acquisition costs....................  (267,249)  (208,881)
    Unrealized investment gains, net.....................         0     (8,882)
    Other, net...........................................   (22,961)   (15,973)
                                                          ---------  ---------
     Total gross liabilities.............................  (290,426)  (234,804)
                                                          ---------  ---------
   Net deferred tax liability............................ $ (38,669) $ (42,334)
                                                          =========  =========

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


6. EMPLOYEE BENEFIT PLANS

Prior to the merger, substantially all employees were employed by NEMLICO and were covered under the Home Office Retirement Plan and related Select Employees' Supplemental Retirement Plan (collectively referred to as the Plans). Subsequent to the merger substantially all of the employees became employees of the Company and continued to be covered by the Plans, which became the Plans of the Company. Under the Plans retirement benefits are based primarily on years of service and the employee's average salary. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes.

                                                    DECEMBER 31,
                                         --------------------------------------
                                         PENSION BENEFITS     OTHER BENEFITS
                                         ------------------  ------------------
                                           1999      1998      1999      1998
                                         --------  --------  --------  --------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at
 beginning of year.....................  $252,487  $210,590  $ 48,987  $ 46,591
Service cost...........................     8,172     6,927       973       942
Interest cost..........................    18,488    15,878     3,351     3,267
Actuarial gain.........................   (15,914)   14,831    (3,214)    1,256
Divestitures...........................         0         0         0         0
Curtailments...........................         0         0         0         0
Terminations...........................         0         0         0         0
Change in benefits.....................         0    11,935         0       (10)
Benefits paid..........................    (8,444)   (7,674)   (3,475)   (3,059)
                                         --------  --------  --------  --------
Projected benefit obligation at end of
 year..................................  $254,789  $252,487  $ 46,622  $ 48,987
                                         --------  --------  --------  --------
CHANGE IN PLAN ASSETS
Contract value of plan assets at
 beginning of year.....................  $184,803  $150,820  $      0  $      0
Actual return on plan assets...........    25,300    28,309         0         0
Employer contribution..................     7,620    12,997         0         0
Benefits paid..........................    (7,500)   (7,323)        0         0
                                         --------  --------  --------  --------
Contract value of plan assets at end of
 year..................................  $210,223  $184,803  $      0  $      0
                                         --------  --------  --------  --------
Over/(Under) funded....................  $(44,566) $(67,684) $(46,622) $(48,987)
Unrecognized net asset at transition...      (503)   (1,674)        0         0
Unrecognized net actuarial gains.......     7,681    34,350   (20,068)  (17,787)
Unrecognized prior service cost........    15,942    16,854        (8)       (9)
                                         --------  --------  --------  --------
Prepaid (accrued) benefit cost.........  $(21,446) $(18,154) $(66,698) $(66,783)
                                         ========  ========  ========  ========
Qualified plan prepaid (accrued)
 pension cost..........................  $ (2,675) $ (2,164) $      0  $      0
Non-qualified plan prepaid (accrued)
 pension cost..........................   (18,771)  (15,990)        0         0
                                         --------  --------  --------  --------
Prepaid (accrued) benefit cost.........  $(21,446) $(18,154) $      0  $      0
                                         ========  ========  ========  ========

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

                                                NON-QUALIFIED
                           QUALIFIED PLAN           PLAN                TOTAL
                          ------------------  ------------------  ------------------
                            1999      1998      1999      1998      1999      1998
                          --------  --------  --------  --------  --------  --------
Aggregate projected
 benefit obligation.....  $224,653  $226,717  $ 30,136  $ 25,770  $254,789  $252,487
Aggregate contract value
 of plan assets
 (principally Company
 contracts).............   210,223   184,803         0         0   210,223   184,803
                          --------  --------  --------  --------  --------  --------
Over/(Under) funded.....  $(14,430) $(41,914) $(30,136) $(25,770) $(44,566) $(67,684)
                          ========  ========  ========  ========  ========  ========

The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                                          PENSION      OTHER
                                                         BENEFITS    BENEFITS
                                                         ----------  ----------
                                                         1999  1998  1999  1998
                                                         ----  ----  ----  ----
   Weighted average assumptions as of December 31,
   Discount rate........................................ 7.00% 7.25% 7.75% 7.00%
   Expected return on plan assets....................... 8.50% 8.50%   --    --
   Rate of compensation increase........................ 5.50% 4.50%   --    --

The assumed health care cost trend rate used in measuring the accumulated nonpension postretirement benefit obligation was generally 7.00% in 1999, gradually decreasing to 5.00% over five years and generally 7.40% in 1998, gradually decreasing to 5.00% over five years.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                               ONE %    ONE %
                                                              INCREASE DECREASE
                                                              -------- --------
   Effect on total of service and interest cost components...    13%     (10%)
   Effect on accumulated postretirement benefit obligation...    11%     (10%)

The components of periodic benefit costs were as follows:

                                 PENSION BENEFITS            OTHER BENEFITS
                            ----------------------------  ---------------------
                              1999      1998      1997     1999    1998   1997
                            --------  --------  --------  ------  ------ ------
   Service cost............ $  8,172  $  6,927  $  5,310  $  973  $  942 $  885
   Interest cost...........   18,488    15,878    13,958   3,351   3,267  3,707
   Expected return on plan
    assets.................  (15,698)  (12,866)  (22,250)      0       0      0
   Net amortization and
    deferrals..............    1,322       669    11,092    (934)    167   (871)
                            --------  --------  --------  ------  ------ ------
   Net periodic benefit
    cost................... $ 12,284  $ 10,608  $  8,110  $3,390  $4,376 $3,721
                            ========  ========  ========  ======  ====== ======

SAVINGS AND INVESTMENT PLANS

The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $2,187, $2,252 and $1,588 for the years ended
December 31, 1999, 1998 and 1997, respectively.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


7. LEASES

In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenue. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sub-rental income, and minimum gross rental payments relating to these lease agreements were as follows:

                                                                         GROSS
                                                      RENTAL SUB-RENTAL  RENTAL
                                                      INCOME   INCOME   EXPENSE
                                                      ------ ---------- --------
   2000..............................................  $31    $ 7,845   $ 14,738
   2001..............................................    0      7,854     14,042
   2002..............................................    0      7,864     13,413
   2003..............................................    0      8,026     13,822
   2004..............................................    0      8,206     12,836
   Thereafter........................................    0     26,319    117,722
                                                       ---    -------   --------
     Total...........................................  $31    $66,114   $186,573
                                                       ===    =======   ========

8. DEBT

In 1995, the Company borrowed $25,000 from a bank, bearing interest, payable monthly, at a variable rate equal to the greater of the bank's base rate or money market rates plus 0.6% per annum. The loan was collateralized by sales loads and surrender charges collected on a defined block of variable life insurance policies issued by the Company. Repayment was structured in a manner to result in repayment over a term of five years or less. The Company repaid the entire outstanding balance of the loan in January 1999. Repayments of principal and interest of $13,310, $8,612 and $3,155 were made during 1999, 1998 and 1997, respectively. The interest rate applied was 6.4%, 6.4% and 5.8% at January 31, 1999 and December 31, 1998 and 1997, respectively.

Exeter privately placed $75,118 aggregate principal amount, subordinated notes payable (the Notes), on December 30, 1994 which are due December 30, 2004, with no interest payments for the first five years and semiannual interest payments thereafter. The Notes have been discounted to yield 8.45% for the first five years and pay interest at 8.845% thereafter. The Notes are expressly subordinated in right of payment to the insurance liabilities of Exeter. The Notes are not subject to redemption by Exeter or through the operation of a sinking fund prior to maturity. Proceeds of the issuance of the Notes, net of discount, amounted to $50,000. The issue costs of the Notes of $130 were deducted from Notes, net of discount, to arrive at the subordinated notes payable of $49,870. The issue cost will be amortized over the life of the Notes. The Notes are held by MetLife, and the carrying value of the loan approximates its fair value of $75,053. No repayments were made during 1999, 1998 and 1997, respectively.

9. COMMITMENTS AND CONTINGENCIES

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's premium taxes. The Company paid guaranty fund assessments of approximately, $197, $204, and $43 in 1999, 1998, and 1997, respectively, of which $197,
$203, and $33 were to be credited against premium taxes.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


Various litigation, claims and assessments against the Company, in addition to those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other Federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

In some of the matters referred to above, large and/or indeterminate amounts, including punitive damages and treble damages, are sought. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, it is the opinion of the Company's management that their outcomes, after consideration of available insurance and reinsurance and the provisions made in the Company's consolidated financial statements, are not likely to have a material adverse effect on the Company's consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular annual periods.

10. OTHER EXPENSES

Other operating costs and expenses consisted of the following:

                                                  YEARS ENDED DECEMBER 31,
                                                -------------------------------
                                                  1999       1998       1997
                                                ---------  ---------  ---------
Compensation................................... $  96,887  $  86,822  $  58,754
Commissions....................................   205,463    166,218     77,351
Interest and debt expense......................     5,493      9,374      6,750
Amortization of policy acquisition costs.......    29,831     31,874     17,091
Capitalization of policy acquisition costs.....  (216,913)  (182,943)  (157,670)
Rent expense, net of sub-lease income..........     5,550      4,252      4,473
Insurance taxes, licenses, and fees............    21,253     21,802     15,002
Other..........................................   234,317    179,260    122,591
                                                ---------  ---------  ---------
  Total........................................ $ 381,881  $ 316,659  $ 144,342
                                                =========  =========  =========

11. FAIR VALUE INFORMATION

The estimated fair value amounts of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


Amounts related to the Company's financial instruments are as follows:

                                                             CARRYING ESTIMATED
                                                              VALUE   FAIR VALUE
                                                             -------- ----------
   DECEMBER 31, 1999:
   ASSETS
   Fixed maturities......................................... $735,697  $735,697
   Equity securities........................................   22,685    22,685
   Policy loans.............................................  181,995   181,995
   Short-term investments...................................   62,619    62,619
   Cash and cash equivalents................................   84,371    84,371
   LIABILITIES
   Policyholder account balances............................   84,037    82,765
   Other policyholder funds.................................      525       525
   Short and long-term debt.................................   75,053    75,053

                                                             CARRYING ESTIMATED
                                                              VALUE   FAIR VALUE
                                                             -------- ----------
   DECEMBER 31, 1998:
   ASSETS
   Fixed maturities......................................... $769,364  $769,364
   Equity securities........................................   13,240    13,240
   Policy loans.............................................  135,800   135,800
   Short-term investments...................................   52,285    52,285
   Cash and cash equivalents................................   43,598    43,598
   LIABILITIES
   Policyholder account balances............................   23,365    22,524
   Other policyholder funds.................................      646       646
   Short and long-term debt.................................   82,855    82,855

The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

FIXED MATURITIES AND EQUITY SECURITIES

The fair value of fixed maturities and equity securities that are publicly traded are based upon quotations obtained from an independent market pricing service or published by applicable stock exchanges. For securities for which the market values were not readily available, fair values were estimated by management, based primarily on interest rates, maturity, credit quality and average life.

POLICY LOANS

Policy loans are stated at unpaid principal balances, which approximates fair value.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The carrying values for cash and cash equivalents and short-term investments approximated fair market values due to the short-term maturities of these instruments.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


POLICYHOLDER ACCOUNT BALANCES

The fair value of policyholder account balances are estimated by discounting expected future cash flows, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Other policyholder funds include liabilities without defined durations such as policy proceeds and dividends left with the Company. The estimated fair value of such liabilities, which generally are of short duration or have periodic adjustments of interest rates, approximates their carrying value.

SHORT-TERM AND LONG-TERM DEBT

Short-term and long-term debt are stated at unpaid principal balances, which approximates fair value.

12. STATUTORY FINANCIAL INFORMATION

The reconciliation of statutory surplus and statutory net income, determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities with such amounts determined in conformity with generally accepted accounting principles were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
   Statutory surplus.......................... $ 399,864  $ 456,525  $ 307,290
   Adjustments to GAAP for:
     Future policy benefits and policyholders
      account balances........................  (435,980)  (336,821)  (279,510)
     Deferred policy acquisition costs........   930,703    710,961    565,769
     Deferred federal income taxes............   (38,669)   (42,334)   (42,066)
     Valuation of investments.................   (46,890)    53,514     56,873
     Statutory asset valuation reserves.......    13,514     10,636      8,388
     Statutory interest maintenance reserve...       462        816        571
     Surplus notes............................   (75,053)   (69,560)   (64,016)
     Receivables from reinsurance
      transactions............................     5,049     26,004     27,519
     Other, net...............................   100,303     35,330     52,724
                                               ---------  ---------  ---------
   GAAP equity................................ $ 853,303  $ 845,071  $ 633,542
                                               =========  =========  =========

                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
   Statutory net income (loss)................ $ (40,928) $ (28,043) $ (37,358)
   Adjustments to GAAP for:
     Future policy benefits and policyholders
      account balances........................  (295,868)  (196,754)  (311,588)
     Deferred policy acquisition costs........   186,497    135,788    139,947
     Deferred federal income taxes............      (580)       688      3,801
     Valuation of investments.................    13,681    (13,490)         0
     Statutory interest maintenance reserve...      (354)       245        342
     Other, net...............................   183,276    113,003    226,825
                                               ---------  ---------  ---------
   GAAP net income............................ $  45,724  $  11,437  $  21,969
                                               =========  =========  =========

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


13. RELATED PARTY TRANSACTIONS

MetLife and the Company have entered into an Administrative Services Agreement to provide all administrative, accounting, legal and similar services to MetLife for certain administered contracts, which are life insurance and annuity contracts issued by NEMLICO prior to the merger, and those policies and contracts defined in the Administrative Services Agreement as Transition Policies which were sold by the Company's field force post-merger.

The Company charged MetLife $160,792, $193,641 and $186,757 including accruals for administrative services on NEMLICO administered contracts for 1999, 1998, and 1997, respectively. In addition, $9,442, $14,123 and $600 for 1999, 1998 and 1997, respectively, was paid or payable by MetLife to the Company for varied and miscellaneous other services. These services were charged based upon direct costs incurred. Service fees are recorded by NELICO as a reduction in operating expenses.

On December 30, 1998 the Company sold to MetLife Credit Corporation shares of preferred stock for $200,000. In 1997, MetLife made a capital contribution to the Company of $50,000 in cash.

During 1999, the Company paid $9,055 of preferred stock dividends to MetLife Credit Corporation.

On April 30, 1998 the Company acquired all the outstanding stock of N.L. Holding Corporation and its subsidiaries, and concurrently contributed such stock to the Company's downstream holding company, New England Life Holding Inc. In conjunction with the acquisition, the Company entered into employment agreements with key individuals of N.L. Holding Corporation. The Company paid $2,730 and $6,166 in 1999 and 1998, respectively under these agreements.

The Company entered into a lease agreement with MetLife on August 30, 1996 for the home-office building that it occupies on 501 Boylston Street in Boston, Massachusetts. The Company paid lease payments to MetLife of $4,219, $2,340 and $2,340 in 1999, 1998 and 1997, respectively.

Commissions earned by NES from sales of New England Funds (NEF) and State Street Research (SSR) shares, subsidiaries of MetLife, for 1999 were $12,736 and $751, respectively. Included in accrued income at December 31, 1999, were amounts receivable for sales-based commissions from NEF and SSR totaling $312 and $4, respectively. In 1999, NES earned asset-based income of $11,184 and $183 on average assets of approximately $4,500,000 and $101,000 under management with NEF and SSR, respectively. Included in accrued income at December 31, 1999 were amounts receivable for asset-based commissions from NEF and SSR totaling $307 and $0, respectively.

Commissions earned by NES from sales of New England Funds (NEF) and State Street Research (SSR) shares, subsidiaries of MetLife, for 1998 were $15,204 and $1,159, respectively. Included in accrued income at December 31, 1998, were amounts receivable for sales-based commissions from NEF and SSR totaling $385 and $14, respectively. In 1998, NES earned asset-based income of $9,193 and $139 on average assets of approximately $4,300,000 and $77,000 under management with NEF and SSR, respectively. Included in accrued income at December 31, 1998 were amounts receivable for asset-based commissions from NEF and SSR totaling $593 and $13, respectively.

Commissions earned by NES from sales of New England Funds (NEF) and State Street Research (SSR) shares, subsidiaries of MetLife, for 1997 were $16,799 and $1,127, respectively. Included in accrued income at December 31, 1997, were amounts receivable for sales-based commissions from NEF and SSR totaling $233 and $13, respectively. In 1997, NES earned asset-based income of $8,777 and $61 on average assets of approximately $3,900,000 and $33,000 under management with NEF and SSR, respectively.

Exeter has a privately-placed subordinated notes payable to MetLife for $75,053 and $69,560 at December 31, 1999 and 1998, respectively.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


Stockholder dividends or other distributions proposed to be paid by NELICO must be approved by the Massachusetts Commissioner of Insurance if such dividends or distributions, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10% of NELICO's statutory surplus as regards policyholders as of the previous December 31, or (2) NELICO's statutory net gain from operations for the 12 month period ending the previous December 31.

Of the statutory profits earned by NELICO on participating policies and contracts, the portion which shall inure to the benefit of NELICO's stockholder shall not exceed the larger of (1) 10% of such statutory profits, or (2) fifty cents per year per thousand dollars of participating life insurance other than group term insurance in force at the end of the year.

14. SEPARATE ACCOUNTS

Separate accounts reflect non-guaranteed separate accounts totaling $4,840,029 and $3,258,383 at December 31, 1999 and 1998, respectively, wherein the policyholder assumes the investment risk.

Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees totaling $36,934, $30,714 and $12,642 in 1999, 1998 and 1997,
respectively.

15. YEAR 2000

The Year 2000 issue was the result of the widespread use of computer programs written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four-digit field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failures or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has implemented a plan to resolve the issue. There can be no assurances that the Year 2000 plan of the Company or that of its vendors or third parties have resolved all Year 2000 issues. Further, there can be no assurance that there will not be any future system failure or that such failure, if any, will not have a material impact on the operations of the Company.

16. BUSINESS SEGMENT INFORMATION

The Company provides insurance and financial services to customers primarily in the United States. The Company's core businesses are divided into five segments: Individual Life, Individual Annuity, Group Pension, Group Accident and Health, and Corporate. These segments are managed separately because they either provide different products and services, require different strategies, or have different technology requirements.

Individual Life sells primarily variable life as well as traditional life policies. Individual Annuity sells a variety of fixed annuity and variable annuity contracts. Group Pension sells a variety of group annuity and pension contracts to corporations and other institutions. Group Accident and Health provides group life, medical, and disability contracts to corporations and small businesses. Through its Corporate segment, the Company reports the operating results of subsidiaries as well as items that are not allocated to any of the business segments.

Set forth in the following tables is certain financial information with respect to the Company's operating segments for the years ended December 31, 1999, 1998 and 1997. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations after income taxes. The Company does not allocate non-recurring items to the segments.

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


Allocation of net investment income and investment gains (losses), net were based on the amount of assets allocated to each segment. Other costs and operating costs were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing.

                                                 DECEMBER 31, 1999
                          -------------------------------------------------------------------
                                                             GROUP     CORPORATE
                          INDIVIDUAL  INDIVIDUAL   GROUP     LIFE,        AND
                             LIFE      ANNUITY    PENSION     A&H     SUBSIDIARIES   TOTAL
                          ----------  ----------  --------  --------  ------------ ----------
REVENUES
Premiums................  $   63,358  $        0  $     15  $ 28,652    $ 31,613   $  123,638
Universal Life and
 Investment-Type Product
 Policy Fees............     199,701      16,771     4,369         0           0      220,841
Net Investment Income...     (31,181)       (108)      (13)      167      99,633       68,498
Investment Gains
 (Losses), Net..........         402           1         0        (1)      2,520        2,922
Commissions, Fees and
 Other Revenues.........      25,376       6,708     3,005    34,610     196,192      265,891
                          ----------  ----------  --------  --------    --------   ----------
  Total Revenues........     257,656      23,372     7,376    63,428     329,958      681,790

BENEFITS AND OTHER
 DEDUCTIONS
Policyholder Benefits...     124,727       4,624       113    23,814      40,015      193,293
Interest Credited to
 Policyholder Account
 Balances...............       8,811       1,623     1,220        30        (963)      10,721
Policyholder Dividends..       1,739           0         0       (32)     19,120       20,827
Other Operating Costs
 and Expenses...........     128,466      21,826     6,196    36,326     189,067      381,881
                          ----------  ----------  --------  --------    --------   ----------
  Total Benefits and
   Other Deductions.....     263,743      28,073     7,529    60,138     247,239      606,722
Income from Operations
 Before Income Taxes....      (6,087)     (4,701)     (153)    3,290      82,719       75,068
Income Taxes............       1,357      (1,563)      (26)    1,244      28,332       29,344
                          ----------  ----------  --------  --------    --------   ----------
Net Income..............  $   (7,444) $   (3,138) $   (127) $  2,046    $ 54,387   $   45,724
                          ==========  ==========  ========  ========    ========   ==========
Assets
Deferred Policy
 Acquisition Costs......  $  771,879  $   63,123  $ 10,499  $  8,539    $ 76,663   $  930,703
Separate Account Assets.   2,704,767   1,398,993   517,920   218,349           0    4,840,029
Liabilities
Policyholder
 Liabilities............     535,662      43,674    45,407    43,936     517,949    1,186,628
Separate Account
 Liabilities............   2,704,767   1,398,993   517,920   218,349           0    4,840,029

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


                                                 DECEMBER 31, 1998
                          ------------------------------------------------------------------
                                                                      CORPORATE
                          INDIVIDUAL  INDIVIDUAL  GROUP     GROUP        AND
                             LIFE      ANNUITY   PENSION   LIFE A&H  SUBSIDIARIES   TOTAL
                          ----------  ---------- --------  --------  ------------ ----------
REVENUES
Premiums................  $   48,733   $     31  $    417  $ 21,394    $ 30,114   $  100,689
Universal Life and
 Investment-Type Product
 Policy Fees............     161,936      9,332     2,788      (290)          0      173,766
Net Investment Income...     (22,496)    (1,752)     (405)      651      73,079       49,077
Investment Gains
 (Losses), Net..........        (182)        (7)       (4)       17       5,786        5,610
Commissions, Fees and
 Other Revenues.........       9,408      6,042     1,118    20,430     155,413      192,411
                          ----------   --------  --------  --------    --------   ----------
  Total Revenues........     197,399     13,646     3,914    42,202     264,392      521,553

BENEFITS AND OTHER
 DEDUCTIONS
Policyholder Benefits...      84,709      3,943       874    13,561      46,600      149,687
Interest Credited to
 Policyholder Account
 Balances...............       6,337      1,264        83         0          51        7,735
Policyholder Dividends..       1,135          4         0         3      21,847       22,989
Other Operating Costs
 and Expenses...........     103,284     14,324     3,617    15,731     179,703      316,659
                          ----------   --------  --------  --------    --------   ----------
  Total Benefits and
   Other Deductions.....     195,465     19,535     4,574    29,295     248,201      497,070
Income from Operations
 Before Income Taxes....       1,934     (5,889)     (660)   12,907      16,191       24,483
Income Taxes............       9,968       (402)     (423)    3,986         (83)      13,046
                          ----------   --------  --------  --------    --------   ----------
Net Income..............  $   (8,034)  $ (5,487) $   (237) $  8,921    $ 16,274   $   11,437
                          ==========   ========  ========  ========    ========   ==========
Assets
Deferred Policy
 Acquisition Costs......  $  616,959   $ 42,524  $  2,359  $  2,511    $ 46,608   $  710,961
Separate Account Assets.   2,073,552    835,648   235,467   113,716           0    3,258,383
Liabilities
Policyholder
 Liabilities............     380,586     38,912       768    19,233     519,353      958,852
Separate Account
 Liabilities............   2,073,552    835,648   235,467   113,716           0    3,258,383

NEW ENGLAND LIFE INSURANCE COMPANY

(DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED.)


                                                 DECEMBER 31, 1997
                          -----------------------------------------------------------------
                                                                     CORPORATE
                          INDIVIDUAL INDIVIDUAL  GROUP     GROUP        AND
                             LIFE     ANNUITY   PENSION   LIFE A&H  SUBSIDIARIES   TOTAL
                          ---------- ---------- --------  --------  ------------ ----------
REVENUES
Premiums................  $   27,200  $     31  $      0  $ 3,743     $ 32,642   $   63,616
Universal Life and
 Investment-Type Product
 Policy Fees............     139,235     4,732       486      704            0      145,157
Net Investment Income...      31,905      (270)      (20)    (118)      29,562       61,059
Investment Gains
 (Losses), Net..........         523         0         0        0          367          890
Commissions, Fees and
 Other Revenues.........       9,542     3,253       266    4,383       10,858       28,302
                          ----------  --------  --------  -------     --------   ----------
  Total Revenues........     208,405     7,746       732    8,712       73,429      299,024

BENEFITS AND OTHER
 DEDUCTIONS
Policyholder Benefits...      71,010     3,431         0    3,827       21,912      100,180
Interest Credited to
 Policyholder Account
 Balances...............       5,371       664       149        0           36        6,220
Policyholder Dividends..         507         1         0        0       20,817       21,325
Other Operating Costs
 and Expenses...........      98,664    10,777     2,092    6,745       26,064      144,342
                          ----------  --------  --------  -------     --------   ----------
  Total Benefits and
   Other Deductions.....     175,552    14,873     2,241   10,572       68,829      272,067
Income from Operations
 Before Income Taxes....      32,853    (7,127)   (1,509)  (1,860)       4,600       26,957
Income Taxes............       2,701    (1,203)     (504)    (447)       4,441        4,988
                          ----------  --------  --------  -------     --------   ----------
Net Income..............  $   30,152  $ (5,924) $ (1,005) $(1,413)    $    159   $   21,969
                          ==========  ========  ========  =======     ========   ==========
Assets
Deferred Policy
 Acquisition Costs......  $  498,208  $ 24,226  $  1,347  $   877     $ 41,111   $  565,769
Separate Account Assets.   1,426,347   450,441   111,437        0            0    1,988,225
Liabilities
Policyholder
 Liabilities............     258,880    20,476       197    6,398      463,269      749,220
Separate Account
 Liabilities............   1,426,347   450,441   111,437        0            0    1,988,225

Revenues derived from any single customer do not exceed 10% of the total consolidated revenues for the years presented. Revenues were predominantly generated from United States activity. Activity from other geographic locations did not exceed 10% for any geographic location.

                       NEW ENGLAND LIFE INSURANCE COMPANY
                              501 BOYLSTON STREET
                                BOSTON, MA 02116

                                    RECEIPT


This is to acknowledge receipt of a Zenith Survivorship Life Plus Prospectus
dated March   , 2000. This Variable Life Policy is offered by New England Life
Insurance Company.


-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                                     Part II

                           UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

      Section 9 of NELICO's By-Laws provides that NELICO shall, to the extent legally permissible, indemnify its directors and officers against liabilities and expenses relating to lawsuits and proceedings based on such persons' roles as directors or officers. However, Section 9 further provides that no such indemnification shall be made with respect to any matter as to which a director or officer is adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Section 9 also provides that in the event a matter is disposed of by a settlement payment by a director or officer, indemnification will be provided only if the settlement is approved as in the best interest of the corporation by (a) a disinterested majority of the directors then in office, (b) a majority of the disinterested directors then in office, or (c) the holders of a majority of outstanding voting stock (exclusive of any stock owned by any interested director or officer).

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NELICO pursuant to the foregoing provisions, or otherwise, NELICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NELICO of expenses incurred or paid by a director, officer, or controlling person of NELICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, NELICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 REPRESENTATIONS

      New England Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium adjustable variable survivorship life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by New England Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following papers and documents:

      The facing sheet.

      A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

      The prospectus consisting of 117 pages.

      The undertaking to file reports.

      The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

      Representations.

      The signatures.

      Written consents of the following persons:

            H. James Wilson, Esq. (see Exhibit 3(i) below)

            Rodney J. Chandler, F.S.A., M.A.A.A. (see Exhibit 3(ii))

            Sutherland Asbill & Brennan LLP (see Exhibit 6 below)

            Independent Auditor (see Exhibit 11 below)

      The following exhibits:

      1.A.  (1)        January 31, 1983 resolution of the Board of
                        Directors of NEVLICO *
            (2)        None
            (3)(a)   Distribution Agreement between NEVLICO and NELESCO **

            (b)(i)     Form of Contract between NELICO and its General Agents *

               (ii)    Form of contract between NELICO and its
                        Agents **

               (c)     Commission Schedule for Policies

               (d)     Form of contract among NES, NELICO and other broker
                            dealers ####
            (4)        None
            (5)(a)     Two Specimens of Policy, including the Application +++++
               (b)     Additional Application *

               (c)     Riders to Policy
               (d)     Additional Riders to Policy *

               (e)     Split Option Rider ***
            (6)(a)     Amended and restated Articles of Organization
                        of NELICO ###
               (b)     Amended and restated By-Laws of NELICO ####
               (c) Amendments to the Amended and restated Articles of Organization +++
            (7)        None
            (8)        None
            (9)        None
      2.               See Exhibit 3(i)

      3.(i)            Opinion and Consent of H. James Wilson, Esquire
        (ii)           Opinion and Consent of Rodney J. Chandler,
                        F.S.A., M.A.A.A.

      4.               None
      5.               Inapplicable

      6.               Consent of Sutherland Asbill & Brennan LLP

      7.(i)            Powers of Attorney ###
        (ii)           Power of Attorney for James M. Benson, Robert H.
                        Benmosche and Catherine A. Rein +
        (iii)          Power of Attorney for David Y. Rogers and Richard
                        Robinson ++
      8.               Inapplicable
      9.               Inapplicable
     10.               Inapplicable

     11.               Consent of Independent Auditor

     12.               Schedule for computation of performance quotations **

     13.     (i)          Consolidated memorandum describing certain procedures,
                           filed pursuant to Rule 6e-2(b)(12)(ii) and
                           Rule 6e-3(T)(b)(12)(iii) **
             (ii)         Addendum to Consolidated memorandum describing certain
                           procedures, filed pursuant to
                           Rule 6e-3(T)(b)(12)(iii) ##
             (iii)        Second Addendum to Consolidated Memorandum ++++
     14.     (i)          Participation Agreement among Variable Insurance
                           Products Fund, Fidelity Distributors Corporation and New England Variable Life Insurance Company **
             (ii)         Amendment No. 1 to Participation Agreement
                           among Variable Insurance Products Fund, Fidelity Distributors Corporation and New England Variable Life Insurance Company #
             (iii)        Participation Agreement among Variable Insurance
                           Products Fund II, Fidelity Distributors Corporation and New England Variable Life Insurance Company #

   -----------

# Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed June 22, 1995.

## Incorporated herein by reference to Post-Effective Amendment No. 6 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed April 26, 1996.

### Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed February 13, 1997.

#### Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed July 16, 1997.

* Incorporated herein by reference to Post Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed February 25, 1998.

** Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 24, 1998.

*** Incorporated herein by reference to Post Effective Amendment No. 10 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed April 30, 1998.

+ Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-46401, filed July 9, 1998.


++ Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed January 20, 1999.

+++ Incorporated herein by reference to the Post-Effective Amendment No.4 to the Variable Account's Form S-6 Registration Statement, File No. 33-65263, filed February 24, 1999.

++++ Incorporated herein by reference to the Post-Effective Amendment No.10 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 26, 1999.

+++++ Incorporated herein by reference to the Variable Account's Form S-6
      Registration Statement, File No. 333-89409, filed October 20, 1999.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant, New England Variable Life Separate Account, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 3rd day of March, 2000.

                                              New England Variable Life Separate
                                                Account
                                                  (Registrant)


                                              By:  New England Life Insurance
                                                   Company
                                                      (Depositor)


                                              By:       /s/ H. James Wilson
                                                   -----------------------------
                                                   H. James Wilson
                                                   Executive Vice President and
                                                   General Counsel

Attest:


/s/ Marie C. Swift
------------------------
  Marie C. Swift

         Pursuant to the requirements of the Securities Act of 1933, New England Life Insurance Company has duly caused this amended Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 3rd day of March, 2000.


                                              New England Life Insurance Company
(Seal)


Attest:  /s/ Marie C. Swift           By:   /s/ H. James Wilson
       ------------------------          --------------------------
        Marie C. Swift                H. James Wilson
                                      Executive Vice President and
                                      General Counsel

         Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities indicated on March 3, 2000.


         *                                Chairman, President and
----------------------                    Chief Executive Officer
James M. Benson

         *                                       Director
----------------------
Robert H. Benmosche

         *                                       Director
----------------------
Susan C. Crampton

         *                                       Director
----------------------
Edward A. Fox

         *                                       Director
----------------------
George J. Goodman

         *                                       Director
----------------------
Evelyn E. Handler

         *                                       Director
----------------------
Philip K. Howard, Esq.

         *                                       Director
----------------------
Bernard A. Leventhal

         *                                       Director
----------------------
Thomas J. May

         *                                       Director
----------------------
Stewart G. Nagler

         *                                       Director
----------------------
Catherine A. Rein

         *                              Second Vice President and
----------------------                   Chief Accounting Officer
Richard A. Robinson

         *                             Executive Vice President and
----------------------                   Chief Financial Officer
David Y. Rogers

         *                                       Director
----------------------
Rand N. Stowell

         *                                       Director
----------------------_
Alexander B. Trowbridge


                                        By: /s/ Anne M. Goggin
                                            -------------------------
                                             Anne M. Goggin, Esq.
                                             Attorney-in-fact


* Executed by Anne M. Goggin, Esquire on behalf of those indicated pursuant to powers of attorney filed with the Variable Account's Form S-6 Registration Statement, File No. 333-21767, on February 13, 1997, Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-46401, on July 9, 1998, and Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, on January 20, 1999.

                                  EXHIBIT LIST


                                                     Sequentially
Exhibit Number           Title                       Numbered Page*
--------------           -----                       --------------

  1.A.3(c)         Commission Schedule

  1.A.5(c)         Riders to the Policy

  3.  (i)          Opinion and Consent of
                   H. James Wilson, Esq.

  3.  (ii)         Opinion and Consent of Rodney J.
                   Chandler, F.S.A., M.A.A.A.

  6.               Consent of Sutherland Asbill &
                   Brennan LLP

  11.              Consent of the Independent Auditor
















---------
*  Page numbers inserted on manually-signed copy only.